NASDAQ: DAIO • SINCE 1972

2025

ANNUAL REPORT
& PROXY STATEMENT

UNIFIED PROGRAMMING PLATFORM

One Platform. *Every Stage*. Design to Production.

Letter to Shareholders

2025 Annual Report on Form 10-K

Notice of 2026 Annual Meeting & Proxy Statement

May 29, 2026

Dear Data I/O Shareholders:

In 2025, Data I/O completed a meaningful leadership evolution, one that began with our CEO transition in late 2024. We appointed a new Chair of the Board, welcomed two new Board Directors, and brought on a new CFO with deep expertise in strategic management and mergers and acquisitions. Together, these appointments represent the most consequential steps taken to reshape Data I/O's future since its founding more than 50 years ago, arriving at a pivotal moment in our evolution and coinciding with one of the most challenging years the semiconductor and electronics manufacturing industry has experienced in recent memory.

A prolonged cyclical downturn driven by continued softness in the automotive electronics market, particularly in Europe and the Americas, created significant headwinds across our industry. Against this backdrop, Data I/O reported flat revenue and a net loss for the year. These results do not tell the full story of what we accomplished in 2025.

When faced with a difficult environment, companies choose one of two paths: they wait or they invest. We chose to invest. In 2025, we made deliberate and strategic decisions to reimagine the company, aligning our global workforce and operational structure with our long-term strategic priorities. These were not easy decisions, and we are deeply grateful for the resilience and commitment of the Data I/O team as we implemented these changes. We believe these steps were essential to position the Company for sustained profitable growth.

The results of these investments are becoming increasingly evident in 2026. Our strategic transformation is progressing approximately one year ahead of our original plan. A critical component of this transformation is the expansion of our platform capabilities building on our programming legacy to define a compelling new value proposition for our customers. This positions Data I/O to address a market opportunity ten times larger than the one we have historically served. The company our customers and partners see today is not the same company they worked with eighteen months ago and the pace of change is accelerating.

A key driver of this transformation is the broad deployment of artificial intelligence across our operations, products, and customer-facing capabilities. We have embedded AI throughout our business from intelligent customer support tools that resolve inquiries around the clock, to AI-enabled processes that allow us to scale operations, accelerate decision-making, and deliver faster, more responsive service. AI adoption is not a peripheral initiative at Data I/O -- it is central to how we operate and one of the primary reasons our transformation is moving faster than we originally anticipated. We believe this positions us well to serve customers navigating an increasingly AI-driven electronics landscape.

We are pursuing growth through both organic and inorganic means. On the organic side, we are building new business models designed to meet customers wherever they are in programming and provisioning data throughout the manufacturing process. Our new Programming-as-a-Service (PaaS) offering is a strong example for enabling customers to outsource their programming needs directly to Data I/O and extending our value well beyond hardware and software products. We are also deepening relationships with semiconductor partners, expanding into new market

verticals including Edge AI devices, IoT, medical, aerospace/defense, and consumer electronics, and growing our digital capabilities to better serve customers, partners, and investors worldwide.

In parallel, we are actively pursuing inorganic opportunities and strategic partnerships that can rapidly expand our capabilities, our customer reach, and our ability to accelerate the creation of long-term shareholder value. In May 2026, we announced a transformative acquisition which is expected to provide greater scale, strategic shift toward higher value service-based revenues, and critical IP to further strengthen Data I/O. The acquisition also is expected to nearly double our annual revenues as well as be accretive to earnings and cash flow. At the same time, we announced a significant direct investment of $9 million. Both developments are subject to the satisfaction of various approvals and other customary closing conditions, but they further accelerate our path forward.

As we move through 2026, we do so with confidence and momentum. The encouraging customer activity that emerged in the fourth quarter of 2025 has continued into 2026, and we believe we have the strategy, the team, and the technology platform to capitalize on the significant opportunities ahead.

We appreciate your continued support of Data I/O.

Sincerely,

William Wentworth,
President &CEO

Edward J. Smith
Chair of the Board

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended **December 31, 2025**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________

Commission file number: 0-10394

DATA I/O CORPORATION

(Exact name of registrant as specified in its charter)

Washington	91-0864123
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

6645 185th Ave NE, Suite 100, Redmond, Washington, 98052
(425) 881-6444

(Address, including zip code, of registrant's principle executive offices and telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	DAIO	NASDAQ

Securities registered pursuant to Section 12(g) of the Act
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

		Accelerated filer	☐
Large accelerated filer	☐	Smaller reporting company	☒
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of voting and non-voting common equity held by non-affiliates on the registrant as of June 30, 2025: $26,901,555

Shares of Common Stock, no par value, outstanding as of April 14, 2026: 9,394,422

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the annual meeting of shareholders to be held on June 11, 2026 are incorporated by reference into Part III hereof.

DATA I/O CORPORATION

FORM 10-K

For the Fiscal Year Ended December 31, 2025

INDEX

PART I

Item 1. Business

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements based on current expectations, estimates and projections about Data I/O Corporation's industry, management's beliefs and certain assumptions made by management. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward Looking Statements."

General

Data I/O Corporation ("Data I/O", "We", "Our", "Us") is a global market leader for advanced programming, security deployment, security provisioning and associated Intellectual Property ("IP") protection and management solutions used in electronics manufacturing with flash memory, microcontrollers, and flash memory-based intelligent devices as well as secure element devices, authentication devices and secure microcontrollers. We collectively refer to IP protection, security provisioning of devices, provisioning of security into devices, and related services such as cloud onboarding and device and provisioning documentation management as "security deployment". Data I/O designs, manufactures and sells programming and security deployment systems and services for electronic device manufacturers, specifically targeting high-growth areas such as high-volume users of flash memory and flash memory-based microcontrollers.

Our mission is to bring the world's electronic devices to life. Programmable devices are used in products such as automobile electronics, smartphones, HDTVs, smart meters, gaming systems and a broad category called Internet of Things ("IoT"). Our solutions, some of which include security deployment and process control capabilities, enable us to address the demanding requirements of the electronic device market, where applications security and IP protection are essential to our customer's success.

Data I/O was incorporated in the State of Washington in 1969 and its business was founded in 1972. Our website address is www.dataio.com.

Major Impacts on 2025

The year ended December 31, 2025 was defined by the Company's strategic transformation, directed by President and CEO William Wentworth, who assumed the role in the fourth quarter of 2024. The Company's strategic plan was designed around six priorities: modernizing our go-to-market strategy, investing in our core technology platform, strengthening customer relationships, optimizing business operations and IT infrastructure, improving operational processes, and deploying artificial intelligence across the organization. As we enter 2026, management believes the transformation is approximately one year ahead of the original execution timeline projected by management and that the Company believes it is well positioned to return to revenue growth and a path to positive operating cash flow.

A central element of the strategy was the rapid refresh of the Company's core technology platform, initiated and completed through the course of 2025. The Company launched the next-generation LumenX2 programming platform and LumenX2-M4 manual programmer at the productronica 2025 tradeshow in Munich, Germany in November 2025. The LumenX2 platform, with higher pin counts and increased power, significantly expands the breadth of device technologies supported on the LumenX architecture, including microcontrollers, eMMC, UFS, SPI NOR flash, Secure Elements, and other device types. The LumenX2-M4 features VerifyBoost technology delivering verify speeds of up to 750 megabytes per second. The LumenX2 platform received the 2025 Global Technology Award in the Programming category, and the refreshed LumenX-M8 manual programmer received both the 2025 Mexico Technology Award and the 2025 Step-by-Step Excellence Award. These products support the Company's Unified Programming Platform strategy, which provides a single, scalable programming architecture from design and new product introduction through high-volume production, creating a seamless transition across the preprogrammed parts supply chain.

With the updated programming platform, the Company has turned its attention to broadening and stabilizing its business model. Historically, Data I/O's revenues have been overwhelmingly tied to capital expenditure cycles in programming equipment, making the business highly cyclical and dependent on customers' capacity expansion decisions. The Company is now focusing its efforts on progressing toward a more balanced revenue model that incorporates recurring services and consumables revenues, including adapter sales, software services, and programming-at-test service offerings. For the full year, consumable adapters and services revenue represented approximately 58% of total revenue, helping to moderate the impact of continued softness in capital equipment demand. This diversification is expected to continue as the Company expands its addressable market from traditional programming capex into the broader data provisioning ecosystem.

During 2025, the Company underwent a significant transition in its financial leadership. Gerald Ng, who had served as Vice President, Chief Financial Officer, Secretary and Treasurer since August 2023, departed the Company in July 2025. Todd Henne served as interim CFO during the transition period. Effective August 11, 2025, the Company appointed Charles DiBona as Vice President of Finance, and as an Executive Officer of the Company and the Company's Vice President, Chief Financial Officer, Secretary and Treasurer, effective August 15, 2025. Mr. DiBona brings extensive experience in financial leadership across public and private companies, including prior roles at Microsoft Corporation, Unify Square, Inc., and LabVantage Solutions, Inc. The leadership transition was part of a broader deliberate strengthening of the executive suite to ensure the Company has the right team in place to execute its growth strategy.

On August 16, 2025, the Company experienced a ransomware incident affecting certain internal IT systems. Upon discovery, the Company promptly activated its response protocols, secured its global IT systems and implemented containment measures, including proactively taking certain platforms offline. The Company engaged leading cybersecurity experts to support system recovery and conduct a comprehensive investigation. It was determined that the attack was not specifically targeted at Data I/O but originated through a vulnerability in a commercially available third-party firewall service provider. By September 2025, the incident had been completely contained and remediated, all global systems were restored, and the Company does not believe it has any remaining risk exposure from the incident. The remediation and associated professional fees resulted in approximately $388,000 of one-time costs, primarily recorded in the third quarter of 2025. As an outcome of the incident, the Company's IT systems and cybersecurity posture were strengthened, with improved corporate processes and enhanced security infrastructure.

In the latter part of 2025, the Company began the implementation process of a new enterprise resource planning ("ERP") system, Acumatica, to replace the legacy IFS system. This initiative is part of the broader effort to optimize business operations and IT infrastructure. The Company is leveraging AI-driven tools to accelerate traditionally time-consuming aspects of the ERP implementation, including chart of accounts mapping, data migration planning, and intercompany policy documentation. The ERP transition is expected to improve operational efficiency, enhance financial reporting capabilities, and support the Company's growth objectives. The Acumatica implementation project remains on schedule with a target switchover date of July 1, 2026.

Geopolitical, economic and trade uncertainties continued to impact the Company's markets in 2025. Tariff policies affecting goods manufactured in the United States and China created additional cost pressures and business uncertainty for the Company and its customers. As a company that produces products in both the United States and China and sells into global markets, the evolving tariff environment required ongoing evaluation of manufacturing strategies, supply chain resilience, and pricing. Some customers continued to shift production locations in response to trade tensions, affecting demand patterns. The Company's dual-sourced manufacturing strategy in Redmond, Washington and Shanghai, China provides flexibility to navigate these challenges and optimize tariff exposure and to support customers to the extent they shift manufacturing to the Americas. While oil price increases and conflicts in the Middle East have limited direct effect on our input factors, their broader impacts on general price levels and economic activity could affect our customers and end markets as well as our material, labor, and shipping costs.

The broader semiconductor market has experienced a multi-year cyclical downturn continuing into 2025, with notable softness in automotive electronics, historically the Company's largest end market, as a reassessment of electric vehicle capacity and manufacturing plans affecting customer ordering patterns. Automotive electronics represented approximately 64% of 2025 bookings, compared to 59% in 2024. Demand for capital equipment was further impacted by a reallocation of technology spending, with AI and AI datacenter-related investments taking priority. In response, the Company has shifted its strategic focus to diversify its market reach, expanding into the broader data provisioning market and positioning to capitalize on the emerging buildout of Edge AI. The shift toward servicing the overall data provisioning market represents a significantly larger opportunity than the traditional programming equipment market. Early evidence of customer alignment and interest in this expanded value proposition was encouraging in the fourth quarter 2025 and into early 2026.

During 2025, the Company deployed artificial intelligence internally across all functional departments to accelerate operations and reduce costs. AI-enabled efficiencies contributed to a 7% reduction in normalized operating expense run-rate, from an annualized $26.7 million at the time of the CEO transition in November 2024 to $24.8 million by year end 2025, with plans for at least an additional $1 million of annual run rate savings within the first half of 2026. AI tools were applied to software engineering to accelerate programming algorithm development and device support, ERP implementation planning and data migration, customer support processes, legal documentation, and internal business operations. These capabilities enabled the Company to accomplish its transformation objectives faster than originally planned.

Additionally, in January 2026, the Company filed a shelf registration statement on Form S-3 providing the ability to issue up to $20 million dollars of equity securities, providing financial flexibility for potential strategic initiatives, including acquisitions aligned with the Company's growth strategy. The Company also engaged a leading boutique middle-market investment bank during 2025 to support inorganic growth initiatives.

Subsequent to year end, in February 2026, the Company announced a collaboration with IAR, a leader in embedded development tools and security solutions, to combine IAR's security expertise with Data I/O's provisioning expertise to create a frictionless solution that reduces the complexity that exists with current device provisioning approaches. This collaboration is intended to simplify the process of securely programming and provisioning devices across global manufacturing supply chains.

Industry Background

Data I/O enables companies to improve productivity, increase supply-chain security and reduce costs by providing device data programming and security deployment solutions that allow our customers to take IP (large design and data files) and protect and program it into memory, microcontroller, security and logic devices quickly and cost-effectively. We also provide services related to hardware support, system and repair, and device programming. Companies that design and manufacture products utilizing programmable electronic devices, ranging from automobiles to industrial controls to edge AI, purchase programming solutions from us. Trends of increasing device densities, shrinking device packages, increased demands for security, and customers increasing their software content file sizes, combined with the increasing numbers of intelligent devices such as automotive electronics and IoT applications, are driving demand for our solutions.

Geopolitical, economic and trade uncertainties continued to impact the Company's markets in 2025. Tariff policies created additional cost pressures and business uncertainty in the market with some players shifting production locations in response to trade tensions and thereby affecting demand patterns.

In line with the multi-year cyclical downturn in the broader semiconductor market, automotive electronics, historically the Company's largest end market, has exhibited notable weakness continuing into 2025 as a reassessment of electric vehicle capacity and manufacturing plans affected customer ordering patterns. Automotive electronics represented approximately 64% of 2025 bookings, compared to 59% in 2024. More generally, overall capital equipment spending has seen a reallocation of technology spending towards AI and AI datacenter-related investments. Responding to and taking advantage of these long-term trends, the Company has shifted its strategic focus towards expanding into the greater data provisioning market and positioning to capitalize on the nascent buildout of Edge AI. Semiconductors in general, but especially within the emerging Edge AI sector, have exhibited an increasing need for security provisioning.

The data provisioning market has also continued to diversify such that adjacent segments such as programming services and programming at test now exceed the company's traditional market segment of capital equipment.

Products

To accommodate the expanding variety and quantities of programmable devices being manufactured today, we offer multiple solutions for the numerous types of device mix and volume usage by our customers in the various market segments and applications. We work closely with leading manufacturers of programmable devices to develop our products to meet the requirements of a particular device and invested in 2025 in updating our programming platform to meet customers' evolving needs.

The Company launched the next-generation LumenX2 programming platform and LumenX2-M4 manual programmer at the productronica 2025 tradeshow in Munich, Germany in November 2025. The LumenX2 platform, with higher pin counts and increased power, significantly expands the breadth of device technologies supported on the LumenX architecture, including microcontrollers, eMMC, UFS, SPI NOR flash, Secure Elements, and other device types. The LumenX2-M4 features VerifyBoost technology delivering verify speeds of up to 750 megabytes per second. The platform received the 2025 Global Technology Award in the Programming category, and the refreshed LumenX-M8 manual programmer received both the 2025 Mexico Technology Award and the 2025 Step-by-Step Excellence Award. These products support the Company's Unified Programming Platform strategy, which provides a single, scalable programming architecture from design and new product introduction through high-volume production, creating a seamless transition across the preprogrammed parts supply chain.

Our automated systems have list selling prices ranging from approximately $150,000 to $210,000 and our manual systems have list selling prices ranging from approximately $8,000 to $11,000.

Sales Percentage of Total Sales Breakdown by Type

Sales Type	2025	2024	Drivers
Platform Sales	42%	51%	Capacity, Process improvement, Technology
Adapter Sales	37%	33%	Capacity utilization, New customer products
Software and Maintenance Sales	21%	16%	Installed base, Added capabilities
Total	**100%**	**100%**	

The table below presents our main products and the key features that benefit our customers:

Products	Key Features	Customer Benefits
PSV Systems: Off-line (Automated)	• Fast program and verify speeds • Up to 112 programming sites • Up to 2000 devices per hour throughput • UFS Support • Supports LumenX and FlashCORE III programmers • Supports multiple media types • Supports quality options – fiber laser marking, ink dot marking, 2D inspection, 3D coplanarity • ConneX Service Software enables connected factory integration and automation and system monitoring dashboards	• Managed and secure programming • High throughput for high-density flash memory programming • Flexible I/O options (tray, tape, tube), marking/labeling and vision for coplanarity inspection • Scalable solutions for low to high-volume manufacturing • Access to system data for connected factory and traceability
Lumen®X Programmer (Non-automated)	• Extensible architecture for fast programming, verify and download speeds • Supports UFS memory, microcontrollers, serial flash, secure elements and other device types • Large file size support • Secure job creation • Four or eight sockets configuration with tool-less changeover with single-socket adapters	• Managed and secure programming • Fast setup and job changeover • Highest yield and low total cost of programming • High performance • Create and validate designs before moving down the firmware supply chain
FlashPAK III programmer: (Non-automated)	• Scalability • Network control via Ethernet • Stand-alone operation or PC compatible • Parallel programming • Four sockets • Universal device support	• Create and validate designs before moving down the firmware supply chain • Unmatched ease of use in manual production systems

Customers/Markets

We sell our solutions to customers worldwide, many of whom are world-class manufacturers of electronic devices used in a broad range of industries.

	OEMs		EMS	Programming Centers
	Automotive Electronics	IoT, Industrial, Consumer Electronics	Contract Manufacturers	
Notable end customers	Borg Warner, Bosch, Alps Alpine, Visteon, Kostal, JVCKenwood, Harman, Hitachi, Denso Ten, Continental, Aptiv Panasonic, Magna, Marelli, Tesla, Desay, BYD	LG, TCL, Siemens, Danfoss, Philips, Schneider, Endress+Hauser, Insta, Sony, UTEC,	Pegatron, Flex, Jabil, Wistron, Sanmina SCI, Foxconn, Salcomp, Calcomp, Plexus	Arrow, Avnet, BTV, CPS, Semitron, NOA Leading
Business drivers	Infotainment, Advanced Driver Assist (ADAS), electrification, connectivity, and security	Higher functionality driven by increasing electronic content. Shift from analog to connected intelligent devices, security. Initial buildout of Edge AI impacting investment decisions.	Production contract wins	Value-added services, logistics, security
Programming equipment drivers	Growing electronic content, global support, resilient supply chains, new product rollouts, growing file sizes, quality control, traceability, and security	Growing electronic content and need for IP protection. Process improvement and simplification as well as new product rollouts, memory and new technology security	New contracts from OEMs, programming solutions specified by OEMs	Large algorithm device support library, contract wins, capacity utilization of their installed base of equipment, small parts handling, security
Buying criteria	Quality, throughput, reliability, configuration control, traceability, global support, IP protection, security	Quality, reliability, configuration control, traceability, global support, IP protection, security	Lowest equipment procurement cost, throughput, global support	Flexibility, lowest lifecycle cost per programmed part, low changeover time; use of multiple vendors provides negotiating leverage, device support availability
Security Deployment	End-customer focus	End-customer focus	End-customer and partner focus	Partner focus of our SentriX deployments

Our solutions address the data programming and security deployment needs of programmable semiconductors (flash memory, microcontrollers and secure elements) at high volumes, with security, quality and traceability requirements. We provide our programming solutions in the factory and through service, programming centers and programming at test to support our customers' manufacturing requirements.

Our device programming solutions currently target two high volume growing markets: automotive electronics and IoT, including industrial, consumer electronics and wireless.

Growth drivers for automotive electronics

- Consumers desire advanced car features requiring higher levels of sophistication, including autonomous vehicle capabilities and safety assistance.
- Proliferation of programmable microcontrollers to support the next-generation electronic car systems.
- Increasing use of high-density flash to provide memory for advanced applications.
- Increasing complexity to support autonomous vehicles.

- Increasing need for security solutions for a secure supply chain and lifecycle firmware integrity.
- Growing software size.

Growth drivers for IoT, including industrial, consumer electronics and wireless

- Securely controlling groups of connected devices through a secure supply chain and lifecycle firmware integrity.
- Adding intelligence and processing into devices.
- Connecting previously unconnected devices to networks and the internet (such as smart home, including security, appliances, wearables and other devices).
- Emergence of new devices and applications (such as health and wellness wearable devices and applications).

Diversification of net sales and accounts receivable

During 2025, we sold products to approximately 170 customers throughout the world.

The following represented greater than 10% of net sales for the applicable year:

Percentage of Net Sales	2025	2024	2023
Number of customers	3	2	2
Approximate percentage of net sales	41%	34%	24%
Percentage of Customer 1	18%	19%	13%
Percentage of Customer 2	12%	15%	11%
Percentage of Customer 3	11%	-	-

The following represented greater than 10% of our accounts receivable:

Percentage of Accounts Receivable	2025	2024	2023
Number of customers	3	2	3
Approximate percentage of AR balance	49%	43%	47%
Percentage of Customer 1	19%	30%	18%
Percentage of Customer 2	16%	13%	16%
Percentage of Customer 3	14%	-	13%

Geographic Markets and Distribution

We market and sell our products through a combination of direct sales, indirect sales representatives and distributors, as well as services through programming centers. We continually evaluate our sales channels against our evolving markets and customers and realign them as necessary to ensure that we reach our existing and potential customers in the most effective and efficient manner possible.

U.S. Sales

We market our products throughout the U.S. using a variety of sales channels, including our own field sales management personnel, independent sales representatives and direct sales. Our U.S. independent sales representatives obtain orders on an agency basis, with shipments made directly to the customer by us. Net sales in the U.S. for 2025, 2024 and 2023 were (in millions) $1.3, $1.4, and $2.8, respectively. Some of our customers' orders delivered internationally are heavily influenced by U.S. sales-based efforts.

International Sales

International sales represented approximately 94%, 94%, and 90% of net sales in 2025, 2024 and 2023, respectively. We make foreign sales through our wholly-owned subsidiaries in Germany and China, as well as through independent distributors and sales representatives operating in 39 countries. Our independent foreign distributors purchase our products for resale and we generally recognize the sale at the time of shipment to the distributor. As with U.S. sales representatives, sales made by international sales representatives are on an agency basis, with sales made directly to the customer by us.

Net international sales for 2025, 2024 and 2023 were (in millions) $20.2, $20.4, and $25.3, respectively. We determine international sales by the international geographic destination into which the products are sold and delivered and include

not only sales by foreign subsidiaries but also export sales from the U.S. to our foreign distributors and to our representatives' customers. International sales do not include transfers between Data I/O and our foreign subsidiaries. Export sales are subject to U.S. Department of Commerce regulations. We have not, however, experienced difficulties to date as a result of these requirements. Our products typically do not require export licenses. We have not made sales to Iran or any Iranian governmental entities or any other blacklisted companies or countries.

Fluctuating exchange rates and other factors beyond our control, such as the coronavirus, international monetary stability, tariff and trade policies and U.S. and foreign tax and economic policies, may affect the level and profitability of international sales. We cannot predict the effect of such factors on our business, but we try to consider and respond to changes in these factors, particularly as the majority of our costs are U.S. based while the vast majority of our sales are international.

Competition

The competition in the programming systems market is fragmented with several companies selling directly competitive solutions. Our direct competition competes primarily based on price. Many of these competitors compete on a regional basis. Although competition in the security deployment market is developing, we expect competition in the market to increase as security deployment becomes more important. There are alternative security deployment solutions such as software-based security, rather than the hardware-based security of our SentriX equipment.

In addition, we compete with multiple substitute forms of device programming including "home grown" solutions. Programming after device placement may be done with In Circuit Test ("ICT"), In System Programming ("ISP"), and End of Line Downloading ("EOL"). Some automotive products may also be programmed over the air ("OTA"). IoT devices may also be programmed with ICT, ISP, EOL or OTA. In addition, new security devices may be required to be programmed using device-specific programmers developed by the semiconductor manufacturer.

While we are not aware of any published industry market reports covering the programming systems or security deployment market, according to our internal analysis of competitors' revenues, we believe we continue to be one of the largest suppliers in the programming systems market.

Manufacturing, Raw Materials and Backlog

We strive to manufacture and provide the best solutions for advanced programming. We primarily assemble and test our products at our principal facilities in Redmond, Washington and Shanghai, China. Both of these locations are ISO 9001:2015 certified. We outsource our circuit board manufacturing and fabrication. As a resilient supply chain strategy, we manufacture various products in both of our production facilities. This strategy allows opportunity to mitigate some of the risks of having only one location, as well as enabling tariff and tax optimization strategies. We use a combination of standard components and fabricated parts manufactured to our specifications. Most components used are available from a number of different suppliers and subcontractors but certain items, such as some handler and programmer and security deployment subassemblies, custom integrated circuits, hybrid circuits and connectors, are purchased from single sources. We believe that additional sources can be developed for most present single-source components without significant difficulties. Single-source components may not always continue to be readily available or may be subject to part shortage delays. If we cannot develop alternative sources for these components, or if we experience deterioration in relationships with these suppliers, there may be price increases, minimum order quantities, end of life purchase requirements, costs associated with integrating alternatively sourced parts, and delays or reductions in product introductions or shipments, which may materially adversely affect our operating results.

In accordance with industry practices, generally all orders are subject to cancellation prior to shipment without penalty, except for contracts calling for custom configuration. To date, such cancellations have not had a material effect on our sales volume. To meet customers' delivery requirements, we manufacture certain products based upon a combination of backlog and anticipated orders. Most orders are scheduled for delivery within 1 to 90 days after receipt of the order.

Our backlog of pending orders was approximately (in millions) \$1.6, \$3.5, and \$2.8 as of December 31, 2025, 2024 and 2023, respectively. The size of backlog at any date is not necessarily a meaningful indicator of the trend of our business.

Research and Development

We believe that continued investment in research and development is critical to our future success. We continue to develop new technologies and products and enhance existing products. Future growth is largely dependent upon the timely development and introduction of new products, as well as the development of technology and algorithms to support the latest programmable devices. Where possible, we may pursue partnerships and other strategic relationships to add new products, capabilities and services, particularly in security deployment. We are currently focusing our research and development efforts on strategic growth markets, including automotive electronics, IoT and security deployment. We are continuing to develop technology for manual and automated systems to program new categories of semiconductors, including Secure Elements, TPMs, Authentication Chips, and Secure Microcontrollers. We plan to deliver new programming technology, automated handling systems, factory automation communications software, and enhancements for security deployment in the manufacturing environment. We also continue to focus on increasing our capacity and responsiveness for new device support requests from customers and programmable integrated circuit manufacturers by revising and enhancing our internal processes and tools. Our research and development efforts have resulted in the release of significant new products and product enhancements over the past several years.

During 2025, the Company's R&D efforts focused on the development and launch of the next-generation LumenX2 programming platform and LumenX2-M4 manual programmer, which were introduced at the productronica 2025 tradeshow in November 2025. The LumenX2 programming platform, with higher pin counts and increased power, significantly expands the breadth of device technologies supported, including microcontrollers, eMMC, UFS, SPI NOR flash, Secure Elements, and other device types. The R&D team has begun the systematic integration of artificial intelligence tools to accelerate programming algorithm development and device support.

During 2025, 2024 and 2023, we made expenditures for research and development of (in millions) $6.5, $6.2 and $6.5, respectively, representing 30%, 29% and 23% of net sales, respectively. Research and development costs are generally expensed as incurred.

Finance and Administration

The Company began the implementation process of a new enterprise resource planning system, Acumatica, to replace the legacy IFS system. This initiative is part of the broader effort to optimize business operations and IT infrastructure. The Company is leveraging AI-driven tools to accelerate traditionally time-consuming aspects of the ERP implementation, including chart of accounts mapping, data migration planning, and intercompany policy documentation. The ERP transition is expected to improve operational efficiency, enhance financial reporting capabilities, and support the Company's growth objectives. The Acumatica implementation project remains on schedule with a target switchover date of July 1, 2026.

During 2025, the Company deployed artificial intelligence internally across all functional departments to accelerate operations and reduce costs. AI tools were applied to software engineering to accelerate programming algorithm development and device support, ERP implementation planning and data migration, customer support processes, legal documentation, and internal business operations. These capabilities enabled the Company to accomplish its transformation objectives faster than originally planned.

On August 16, 2025, the Company experienced a ransomware incident affecting certain internal IT systems. Upon discovery, the Company promptly activated its response protocols, secured its global IT systems and implemented containment measures, including proactively taking certain platforms offline. The Company engaged leading cybersecurity experts to support system recovery and conduct a comprehensive investigation. It was determined that the attack was not specifically targeted at Data I/O but originated through a vulnerability in a commercially available third-party firewall service provider. By September 2025, the incident had been completely contained and remediated, all global systems were restored, and the Company does not believe it has any remaining risk exposure from the incident. The remediation and associated professional fees resulted in approximately $388,000 of one-time costs, primarily recorded in the third quarter. As an outcome of the incident, the Company's IT systems and cybersecurity posture were strengthened, with improved corporate processes and enhanced security infrastructure.

Patents, Copyrights, Trademarks and Licenses

We rely on a combination of patents, copyrights, trade secrets and trademarks to protect our IP, as well as product development and marketing skills to establish and protect our market position and will continue to apply for and add new patents to our patent portfolio as we develop strategic new technologies.

We attempt to protect our rights in proprietary systems (architecture, implementations, software) including Lumen®X, FlashCORE, TaskLink, ConneX, SentriX and other software products, by retaining the title to and copyright of the software and documentation, by including appropriate contractual restrictions on use and disclosure in our licenses, and by requiring our employees to execute non-disclosure agreements. Our software products are not typically sold or licensed separately from sales of programming systems. However, when we license software separately, we recognize revenue upon the transfer of control of the software, which is generally upon shipment, provided that only inconsequential performance obligations remain on our part and substantive acceptance conditions, if any, have been met.

Because of the rapidly changing technology in the semiconductor, electronic equipment and software industries, portions of our products might infringe upon existing patents or copyrights, and we may be required to obtain licenses or discontinue the use of infringing technology. We believe that any exposure we may have regarding possible infringement claims is a reasonable business risk similar to that assumed by other companies in the electronic equipment and software industries. However, any claim of infringement, with or without merit, could be costly and a diversion of management's attention, and be an adverse determination could adversely affect our reputation, potentially preclude us from offering certain products, and subject us to substantial liability. As of December 31, 2025, we were not subject to any pending actions regarding infringement claims.

Employees - Human Capital

As of December 31, 2025, we had a total of 97 employees, of which 44 were located outside the U.S. and 7 of which were part time. We also utilize independent contractors for specialty work, primarily in research and development, and utilize temporary workers to adjust capacity to fluctuating demand and for special projects. Many of our employees are highly skilled, trained and experienced in specialized areas and our continued success will depend in part upon our ability to attract and retain employees who can be in great demand within the industry. None of our employees are represented by a collective bargaining unit and we believe relations with our employees are favorable. In foreign countries we have employment agreements or, in China, the Shanghai Foreign Services Co., Ltd. ("FSCO") labor agreement. Because of the creation of specialized knowledge and skills in our business, there are extra short-term challenges to hiring and training replacements. Our hiring and retention strategies and efforts include emphasis on the advantages of working in a technology oriented, smaller, international, public company, and the culture of our organization. We utilize competitive pay practices, incentive compensation, equity awards, and benefits such as health care, life and disability insurance, paid time off, education and volunteer time.

Through the course of 2025 and early 2026, the Company has undertaken organizational changes to centralize the direction and management of business functions in its Redmond, Washington headquarters. The Company believes that this structure will enable a more consistent strategic focus, especially as the Company seeks to expand into adjacent segments of the data provisioning market and generally extend market reach.

Environmental, Social and Governance ("ESG")

Data I/O is committed to the responsibilities associated with modern age ESG. The Company's key pillars for ESG support a framework for sustainable growth and include Leadership & Governance, Environment, Innovation, Human Capital, Social Capital, and Financial Excellence. Initiatives within these areas apply to the Company's daily global operations as well as within its supply chains. Our facilities are subject to numerous laws and regulations concerning the discharge of materials or otherwise relating to the environment. In addition to this commitment, the Company has a track record of meeting its ESG regulatory obligations, being a solid corporate citizen, delivering superior value to its customers and partners, and demonstrating corporate stewardship including returning capital to shareholders through past share buybacks.

Executive Officers of the Registrant

During 2025, the Company underwent a significant transition in its financial leadership. Gerry Ng, who had served as Vice President and Chief Financial Officer since August 2023, departed the Company. Todd Henne served as interim CFO during the transition period. Effective August 11, 2025 as Vice President of Finance, and effective August 15, 2025 as an Executive Officer of the Company and the Company's Vice President, Chief Financial Officer, Secretary and Treasurer. The leadership transition was part of a broader deliberate strengthening of the Board and executive suite to ensure the Company has the right team in place to execute its growth strategy.

Set forth below is certain information concerning the executive officers of Data I/O as of April 16, 2026:

Name	Age	Position
William Wentworth	60	President and Chief Executive Officer
Charles DiBona	61	Vice President, Chief Financial Officer, Secretary and Treasurer

William Wentworth joined Data I/O as a member of the Board of Directors on May 2023 and assumed the President position on September 1, 2024 and Chief Executive Officer ("CEO") position on October 1, 2024. Bill Wentworth brings a wealth of industry experience spanning over 35 years, including private equity and M&A exposure. In 1988 he cofounded Source Electronics, the global market share leader in programming and test services, and a Data I/O customer. He led the sale of controlling interest of Source Electronics to HIG Capital in 2001 and the company's subsequent sale to Avnet in 2008 with significant investor return. Under Bill's leadership, Source developed compelling programming solutions for the automotive and consumer industries, expanding the business and limiting its industry and customer concentration. For the years prior to joining Data I/O, as President and owner of Wentworth Advisors, he has consulted in the programming, IT, and private equity markets, focusing on expanding deal flow, performing due diligence and Board service.

Charles DiBona joined Data I/O on August 11, 2025 as Vice President of Finance, and effective August 15, 2025 as an Executive Officer of the Company and the Company's Vice President, Chief Financial Officer ("CFO"), Secretary and Treasurer . Mr. DiBona brings extensive experience in financial leadership across public and private companies and equity research. He previously served as the Senior Equity Analyst covering Enterprise Software at Sanford C. Bernstein & Co., LLC. He then served as GM of Strategy and M&A in Microsoft's Server and Tools Business (which subsequently became Microsoft's Cloud + Enterprise division). Subsequently, he was CFO of Unify Square, Inc., a purveyor of unified communications monitoring and management solutions which was successfully sold to Unisys Corporation in 2021, and of LabVantage Solutions, Inc., a closely-held leader in the Laboratory Information Management space.

Item 1A. Risk Factors

Cautionary Factors That May Affect Future Results

Our disclosure and analysis in this Annual Report contains some forward-looking statements. Forward-looking statements include our current expectations or forecasts of future events. The reader can identify these statements by the fact that they do not relate strictly to historical or current facts. In particular, these include statements relating to future action, supply chain expectations, semiconductor chip availability, Russia-Ukraine war impacts, prospective products, expected market growth, new technologies and trends, industry partnerships, foreign operations, economic expectations, future performance or results of current and anticipated products, sales efforts, expenses, outcome of contingencies, impact of regulatory requirements, tariffs and financial results.

Any or all of the forward-looking statements in this Annual Report or in any other public statement made may turn out to be wrong. They can be affected by inaccurate assumptions we might make or known or unknown risks and uncertainties can affect these forward-looking statements. Many factors – for example, product competition and product development – will be important in determining future results. Moreover, neither Data I/O nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements. Actual future results may materially vary.

We undertake no obligation to publicly update any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events or otherwise. The reader should not unduly rely on our forward-looking statements. The reader is advised, however, to consult any future disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the Securities and Exchange Commission ("SEC") and press releases. Also, note that we provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect us. This discussion is permitted by the Private Securities Litigation Reform Act of 1995.

RISK FACTORS:

TARIFFS AND TRADE ISSUES

Changes in tariffs and issues of trade and global conflict may adversely affect our business, including revenues and/or gross margins.

The tariff environment continued to evolve in 2025, with new tariff actions and ongoing trade tensions between the United States and China among others affecting the Company's costs and competitive position. The Company produces products in both the United States and China and sells into global markets. Ongoing supply chain planning and other actions have been mitigating the impact of new tariffs, trade and inflationary pressures, including shifting material sourcing and product manufacturing. The Company's dual-sourced manufacturing strategy in Redmond, Washington and Shanghai, China provided flexibility to navigate tariff challenges, optimize tariff exposure and support customers to the extent they shift manufacturing to the Americas. However, further increases in tariff rates, additional items subject to tariffs, or retaliatory trade actions could increase costs and adversely affect revenues and gross margins and on-going uncertainty surrounding tariffs may continue to affect customer investment decisions and timelines, adversely affect demand for the Company's offerings.

We produce products in the United States and China. Currently, certain of our products are subject to tariffs imposed by one country on goods manufactured in the other country. There is uncertainty regarding the tariffs expected to be imposed, and any increase in tariff rates and subjecting additional items to tariffs could increase our costs, revenues and the competitiveness of our products due to our manufacturing locations. Trade and tariff issues are creating business uncertainty and may spread to and impact other jurisdictions.

Additionally, ongoing trade tensions between the United States and China are impacting our ability to seamlessly design, build, market and sell our products. These tensions may increase suddenly at any time due to government policies or actions. Some customers have moved production away from China, further from our facilities and engineers. We endeavor to have multi-sourced manufacturing, but this is not currently practical for all products in all locations.

War based restrictions, embargos, and supply chain disruptions have and are occurring because of the Russian invasion of Ukraine, which could have economic and other indirect impacts to our business. We do not have any operations in Russia or Ukraine, nor do we rely on any software or hardware components sourced from these two countries. The escalation of military conflict involving Iran and other actors in the Middle East, including risks of broader regional war, cyberattacks, and

disruption to critical shipping routes and energy infrastructure, could materially impact global economic conditions and adversely affect our business, including through increased costs, supply chain disruptions, and demand volatility.

NEW PRODUCTS OR SERVICES

We are pursuing new product or service initiatives, and business models that may develop more slowly and/or to a lesser extent than expected.

In order to lead in new and potentially lucrative market opportunities, we are making significant investments in people, technology and business development while the market is developing and uncertain. Due to the length of time to market from design to production in security provisioning, if these markets develop more slowly than planned, or if our solutions are not widely accepted, then we may not achieve our expected return on investment in new technologies, which may significantly affect the results of our existing business.

Failure to adapt to new technological trends in our industry may impact our competitiveness and financial results.

Product and service technology in our industry evolves rapidly, making timely product innovation essential to success in the marketplace. Introducing products and services with improved technologies or features may render our existing products obsolete and unmarketable. Technological advances and trends that may negatively impact our business include:

- new device package types, densities, chip interfaces and technologies requiring hardware and software changes in order to be programmed by our products, particularly certain segments of the high-density flash memory markets where after placement programming is recommended by certain semiconductor manufacturers.
- reduction in semiconductor process geometries for certain 3 Dimensional (3D), Multi Level Cell (MLC) and Triple Level Cell (TLC) NAND and eMMC FLASH memories impact the product data retention through Surface Mount Technology (SMT) reflow or X-ray inspection. Improper SMT process control can negatively impact the end customer's ability to successfully program devices. This can cause them to change their programming methods away from pre-programming to post placement programming techniques, including ISP, ICT. Data I/O has, and continues to work with several semiconductor manufacturers to develop best practices to minimize the impact of reflow and potential concerns about X-ray induced data loss so that preprogramming remains a supported alternative;
- changes in Flash technology speeds will eventually require us to change the architecture of our programming engines;
- electronics equipment manufacturing practices, such as widespread use of in-circuit programming or downloading;
- adoption of proprietary security and programming protocols and additional security capabilities and requirements;
- customer software platform preferences different from those on which our products operate;
- customer adoption of newer unsupported semiconductor device technologies such as NVMe memory or device interface methods, particularly if these technologies are adopted by automotive electronics, IoT or wireless customers; and/or
- more rigid industry standards, which would decrease the value-added element of our products and support services.

If we cannot develop products or services in a timely manner in response to industry changes, or if our products or services do not perform well, our business and financial condition may be adversely affected. Also, our new products or services may contain defects or errors that give rise to product liability claims against us or cause our products to fail to gain market acceptance. Our future success depends on our ability to successfully compete with other technology firms in attracting and retaining key technical personnel.

Failure to adapt to increasing automotive electronics customer requirements and a rapidly changing global automotive electronics ecosystem may impact our competitiveness and result in a decline in sales or increased costs.

Concentration in automotive electronics represented approximately 64% of 2025 bookings, compared to 59% in 2024 and 63% in 2023, as the broader slowdown in the semiconductor industry caught up with the automotive sector. Demand was further impacted by a broad-based reallocation of technology spending toward AI-related investments and a reassessment of electric vehicle manufacturing capacity and plans by major automotive OEMs and their supply chains. The emerging

buildout of Edge AI represents a potential growth driver as autonomous systems and connected vehicles require increasing volumes of data to be securely provisioned into semiconductor devices at the point of manufacture.

As we have been concentrated on automotive electronics customers, any decrease in demand from these customers may materially impact our results, as it will take some time to transition our product line to other markets. Quality standards and business requirements by our automotive electronics customers, driven in turn by their automotive manufacturer customers, may demand processes and certifications at a higher level than we currently are structured to provide. For example, although we currently meet the ISO 9001:2015 standard, new quality standards, and environmental standards may be demanded by our customers with even more rigorous requirements. In addition, contractual provisions may expose us to greater potential liability and costs and we may be required to provide higher service levels than we currently provide. If we cannot adapt to these industry requirements or manage these contractual provisions, our business may be adversely affected.

We are also seeing a shift in the global automotive industry towards new entrants touting new methods, especially for all electric vehicles. These new entrants may not develop solutions through the traditional value chain. If Data I/O is not able to market and sell effectively to these new entrants, we risk losing market share in our largest market.

Delays in development, introduction and shipment of new products or services may result in a decline in sales or increased costs.

We develop new engineering and automated programming systems and services. Significant technological, supplier, manufacturing or other problems may delay the development, introduction or production of these products or services.

For example, we may encounter these problems:

- technical problems in the development of a new programming or provisioning systems;
- inability to hire qualified personnel or turnover in existing personnel or inability to engage or retain key technology partners;
- delays or failures to perform by us or third parties, including some smaller early stage or recently acquired companies, involved in our development projects;
- dependence on large semiconductor companies for cooperation and support to securely provision their devices. These companies must enable us with specific technical information and support Data I/O as a qualified solution to their customers and channel partners;
- delays or failure to develop and utilize Artificial Intelligence ("AI") for our offerings or services, potentially falling behind competitors exploiting the use of AI;
- development of new products or services that are not accepted by the market; and/or
- delays in supply chain for parts needed for new products.

These problems may result in a delay or decline in sales or increased costs.

We may pursue business acquisitions that could impair our financial position and profitability.

During 2025, the Company engaged a leading boutique middle-market investment bank to evaluate inorganic growth opportunities. Management has expressed a preference for non-equity funding sources when pursuing acquisitions. The active pursuit of acquisitions increases the risks described below.

We may pursue acquisitions of complementary technologies, product lines or businesses. Acquisitions may include risks, such as:

- burdening management and our operating teams during the integration of the acquisition;
- diverting management's attention from other business concerns;
- failing to successfully integrate, scale or monetize the acquired products or technologies;
- lack of acceptance of the acquired products by our sales channels or customers;
- entering markets where we have no or limited prior experience;
- potential loss of key employees of the acquired company; and/or
- additional burden of support for an acquired programmer architecture.

Future acquisitions may also affect our financial position. For example, we may use significant cash or incur debt, which would weaken our balance sheet, or issue additional shares, potentially diluting existing shareholders. We may also capitalize

goodwill and intangible assets acquired, the amortization or impairment of which would reduce our profitability. We cannot guarantee that future acquisitions will improve our business or operating results.

If we are unable to protect our IP, we may not be able to compete effectively or operate profitably.

We rely on patents, copyrights, trade secrets and trademarks to protect our IP, as well as product development and marketing skill to establish and protect our market position. In particular, patents are a key part of our security deployment strategy, and if we are not able to successfully enforce these patents, we might lose our competitive advantage in the security deployment market. We attempt to protect our rights in proprietary software products, including our user interface, product firmware, software module options and other software products by retaining the title to and copyright of the software and documentation, by including appropriate contractual restrictions on use and disclosure in our licenses, and by requiring our employees to execute non-disclosure agreements.

Because of the rapidly changing technology in the semiconductor, electronic equipment and software industries, portions of our products might possibly infringe upon existing patents or copyrights, and we might be required to obtain licenses or discontinue the use of infringing technology. We believe that any exposure we may have regarding possible infringement claims is a reasonable business risk similar to that assumed by other companies in the electronic equipment and software industries. However, any claim of infringement, with or without merit, could be costly and a diversion of management's attention, and an adverse determination could adversely affect our reputation, preclude us from offering certain products, and subject us to substantial liability.

We might face increased competition and might not be able to compete successfully with current and future competitors.

Technological advances have reduced the barriers of entry into the capital equipment segment of the data provisioning market in which we compete. We expect competition to increase from both established and emerging companies. If we fail to compete successfully against current and future sources of competition, our profitability and financial performance will be adversely impacted.

The Company is expanding into adjacent segments of the data provisioning market, which has developing competition and may bring exposure to new competitors and competitive forces.

THIRD PARTY RELATIONSHIPS

If we do not develop and enhance our relationships with semiconductor manufacturers, our business may be adversely affected.

We work closely with most semiconductor manufacturers to ensure that our data programming and security deployment systems comply with their requirements. In addition, many semiconductor manufacturers recommend our managed and secure programming systems for use by users of their programmable devices. These working relationships enable us to keep our programming systems product lines up to date and provide end-users with broad and current programmable device support. As technology changes occur, that could limit the effectiveness of pre-placement programming, particularly for very small high-density NAND, eMMC and UFS devices, certain semiconductor manufacturers may not recommend or may not continue recommending our programming systems for these devices. Our business may be adversely affected if our relationships with semiconductor manufacturers deteriorate or if semiconductor manufacturers are not willing to closely work with us on security deployment. Consolidation within the semiconductor industry may also impact us. As we develop more security deployment solutions, we will need to partner more closely with semiconductor manufacturers.

Our reliance on a small number of suppliers may result in a shortage of key components, which may adversely affect our business, and our suppliers may experience financial difficulties which could impact their ability to service our needs.

Certain parts or software used in our products are currently available from either a single supplier or from a limited number of suppliers. Our small relative level of business means we frequently lack influence and significant purchasing power. If we cannot develop alternative sources of these components, if sales of parts or software are discontinued by the supplier, if we experience deterioration in our relationship with these suppliers, or if these suppliers require financing which is not available, there may be delays or reductions in product introductions or shipments, which may materially and adversely affect our operating results.

Because we rely on a small number of suppliers for certain parts, we are subject to possible price increases by these suppliers. Also, we may be unable to accurately forecast our production schedule. If we underestimate our production schedule, suppliers may be unable to meet our demand for components. This delay in the supply of key components may have a

materially adverse effect on our business. For suppliers who discontinue parts, we may be required to make lifetime purchases covering future requirements. Over estimation of demand or excessive minimum order quantities may lead to excess inventories that may become obsolete. Part shortages impact availability, lead times and pricing that may be disruptive to our production plans, lead times, margins and may result in lost sales.

Some of our sockets, parts, subassemblies and boards are currently manufactured to our specifications by third-party foreign contract manufacturers and we are sourcing certain parts or options from foreign manufacturers, particularly in China. For example, due to geopolitical considerations, we may not be able to obtain sufficient quantity of these products if and when needed or the quality of these parts or options may not meet our standards, which may result in lost sales.

If we are unable to attract and retain qualified third-party distributors and representatives, our business may be adversely affected.

We utilize an internal sales force and third-party distributors and representatives. Therefore, the financial stability of these distributors and representatives is important. Their ability to operate, timely pay us, and to acquire any necessary financing may be affected by the current economic climate. Highly skilled professional engineers use most of our products. To be effective, third-party distributors and representatives must possess significant technical, security, marketing, customer relationships and sales resources and must devote their resources to sales efforts, customer education, training and support. These required qualities limit the number of potential third-party distributors and representatives. Our business will suffer if we cannot attract and retain a sufficient number of qualified third-party distributors and representatives to market our products.

MARKET CONDITIONS

A decline in economic and market conditions may result in delayed or decreased capital spending and delayed or defaulted payments from our customers.

The broader semiconductor market has experienced a multi-year cyclical downturn which continued into 2025, with notable softness in automotive electronics as a reassessment of electric vehicle capacity and manufacturing plans affected ordering patterns. Demand for capital equipment was further impacted by a reallocation of technology spending, with AI and AI datacenter-related investments taking priority.

The overall data provisioning market represents a significantly larger opportunity than the traditional programming equipment market. While it has been impacted by many of the same macroeconomic forces as the capital equipment segment, the impact has been somewhat more muted, and the cyclical effects are much less pronounced. Furthermore, the entire market is showing early signs of a recovery led by use cases such as the emerging buildout of Edge AI.

Current and future public health crises, geo-political conflicts, and economic barriers, tariffs and constraints can adversely impact the Company's financial performance. Our business is highly impacted by capital spending plans and other economic cycles that affect the users and manufacturers of integrated circuits. The industries are highly cyclical and are characterized by rapid technological change, short product life cycles and fluctuations in manufacturing capacity and pricing and gross margin pressures. In a difficult economic climate, it may take us longer to receive payments from our customers and some of our customers' business may fail, resulting in non-payment. Our market growth outlook and related business decisions may be wrong. These factors could have a material adverse effect on our business and financial condition.

Our international operations may expose us to additional risks that may adversely affect our business.

International sales represented approximately 94%, 94%, and 90% of net sales in 2025, 2024 and 2023, respectively. We expect that international sales will continue to be a significant portion of our net revenue. International sales may fluctuate due to various factors, including:

- current and future global health crisis, similar to COVID-19;
- economic trade barriers and constraints such as tariffs and taxes;
- economic challenges in China, Europe and Latin America, as these are major markets for our products, with China being a significant production location;
- foreign currency exchange rate fluctuations in our major international markets as volatile exchange rates may impact our competitiveness and margins, especially where we have subsidiary operations;
- unexpected changes in regulatory requirements;
- difficulties in staffing and managing foreign operations;

- longer average payment cycles and difficulty in collecting accounts receivable;
- compliance with applicable export licensing requirements and the Foreign Corrupt Practices Act;
- product safety and other certification requirements;
- ability to protect our intellectual property in multiple patent jurisdictions; and/or
- ability to move cash freely from subsidiaries.

Because we have customers located throughout the world, we have significant foreign receivables, although none are based in Russia or Ukraine. We may experience difficulties in collecting these amounts as a result of payment practices of certain foreign customers, economic uncertainty and regulations in foreign countries, the availability and reliability of foreign credit information, and potential difficulties in enforcing collection terms.

The European Union and European Free Trade Association ("EU") has established certain electronic emission and product safety requirements ("CE"). As applicable, our products currently meet these requirements; however, failure to obtain either CE certification or a waiver for any product may prevent us from marketing that product in Europe. The EU also has directives concerning the Reduction of Hazardous Substances ("RoHS") and we believe we are classified within the EU RoHS Directive category list as Industrial Monitoring and Control Equipment (category 9). We believe all current products meet the RoHS directives. Failure to meet applicable directives or qualifying exemptions may prevent us from marketing certain products in Europe or other territories with similar requirements.

We have subsidiaries in Germany and China and large balances of cash are in our foreign subsidiaries. Our business and financial condition is sensitive to currency exchange rates and any restrictions imposed on their currencies including restrictions on repatriation of cash. A repatriation of cash has, and could in the future, result in tax costs and corresponding deferred tax assets with related tax valuation allowances.

OPERATIONS

Fluctuations in our quarterly operating results may adversely affect our stock price.

Our operating results tend to vary from quarter to quarter. Our revenue in each quarter substantially depends upon orders received within that quarter. Conversely, our expenditures are based on investment plans and estimates of future revenues. We may, therefore, be unable to quickly reduce our spending if our revenues decline in a given quarter. As a result, operating results for that quarter will suffer. Our operating results for any one quarter are not necessarily indicative of results for any future periods. Other factors, which may cause our quarterly operating results to fluctuate, include:

- increased competition;
- timing of new product announcements and timing of development expenditures;
- product or service releases and pricing changes by us or our competitors;
- market acceptance or delays in the introduction of new products or services;
- production constraints, including part shortages impact on us and our supply chains;
- quality issues;
- labor or material constraints;
- timing of significant orders;
- sales channel mix of direct vs. indirect distribution;
- civil unrest, war or terrorism;
- health issues such as the outbreak of the coronavirus or other viruses impacting workers, suppliers, customers, travel, or our facilities;
- customers' budgets;
- changes in accounting rules, tax or other legislation;
- adverse movements in exchange rates, interest rates, inflation or tax rates;
- cyclical and seasonal nature of demand for our customers' products;
- general economic conditions in the countries where we sell products;
- expenses and delays obtaining authorizations in setting up new operations or locations; and/or
- facilities relocations.

Due to any of the foregoing factors, it is possible that in some future quarters, our operating results will be below the expectations of analysts and investors.

We have a history of operating losses and may be unable to generate enough revenue to achieve and maintain profitability.

We have incurred operating losses in 8 of the last ten years. We operate in a cyclical industry. We will continue to examine our level of operating expense based upon our projected revenues. Any planned increases in operating expenses may result in losses in future periods if projected revenues are not achieved or the investment level required is too large. As a result, we may need to generate greater revenues than we have recently in order to maintain profitability. However, we cannot provide assurance that our revenues will increase and our business strategies will be successful, resulting in future losses.

The loss of key employees may adversely affect our operations.

During 2025, the Company underwent significant leadership transitions, including the appointment of Charles DiBona as Chief Financial Officer in August 2025, replacing Gerald Ng. Additional changes were made in sales, marketing, and engineering leadership as part of the Company's strategic transformation. While management believes these changes strengthen the Company's capabilities, leadership transitions carry inherent risks including potential disruption to ongoing operations and loss of institutional knowledge.

We have employees located in the U.S., Germany and China. We also utilize independent contractors for specialty work, primarily in research and development, and utilize temporary workers to adjust capacity to fluctuating demand. Many of our employees are highly skilled, and our continued success will depend in part upon our ability to attract and retain employees who can be in great demand within the industry. None of our employees are represented by a collective bargaining unit, and we believe relations with our employees are favorable, though no assurance can be made that this will be the case in the future. In China, our workers have benefits and similar arrangements provided under a "FSCO" labor agreement, and we could be adversely affected if we were unable to continue that arrangement.

We may need to raise additional capital and our future access to capital is uncertain.

Cash at December 31, 2025 was $7.9 million.

Our past revenues have sometimes been, and our future revenues may again be, insufficient to support the expense of our operations and any expansion of our business. We may therefore need additional equity or debt capital to finance our operations. If we are unable to generate sufficient cash flows from operations or to obtain funds through additional debt, lease or equity financing, we may have to reduce some or all of our development and sales and marketing efforts and limit the expansion of our business.

We believe that we have sufficient cash or working capital available under our operating plan to fund our operations and capital requirements through at least the next one-year period. In the event we require additional cash for U.S. operations or other needs, we may choose to repatriate some, or all, of the cash held in our foreign subsidiaries. There may be tax, legal and other impediments to any repatriation actions. Our working capital may be used to fund possible losses, business growth, project initiatives, share repurchases, and business development initiatives including acquisitions, which could reduce our liquidity and result in a requirement for additional cash before that time. Any substantial inability to achieve our current business plan could have an adverse impact on our financial position, liquidity, or results of operations and may require us to reduce expenditures and/or seek additional financing.

Therefore, we may seek additional funding through public or private debt or equity financing or from other sources. We have no commitments for additional financing and given a potential future unfavorable economic climate and our financial results, we may experience difficulties in obtaining funding on favorable terms, if at all. Any financing we obtain may contain covenants that restrict our freedom to operate our business or may require us to issue securities that have rights, preferences or privileges senior to our Common Stock and may dilute your ownership interest.

Our stock price may be volatile and, as a result, our shareholders may lose some or all their investment.

The stock prices of technology companies tend to fluctuate significantly. We believe factors such as announcements of new products or services by us or our competitors and quarterly variations in financial results and outlook may cause the market price of our Common Stock to fluctuate substantially. In addition, overall volatility in the stock market, particularly in the technology sector, is often unrelated to the operating performance of companies. If these market fluctuations continue in the future, they may adversely affect the price of our Common Stock.

CYBERSECURITY RISKS

Cybersecurity incidents could result in loss of revenue, business disruptions, remediation costs, legal claims and proceedings, regulatory actions, reporting delays, increased insurance costs, or damage to the Company's reputation which could adversely impact or operations and financial results.

In August 2025, the Company experienced a ransomware incident that resulted in the shutdown of most global operating systems, business disruptions including the inability to timely process certain shipments, and significant remediation costs of approximately $388,000 in the third quarter of 2025. While the incident was contained and remediated by September 2025 and the Company does not believe any customer data was compromised, the incident demonstrated the Company's vulnerability to cyber attacks and the potential for material operational and financial impacts. The Company has implemented significant enhancements to its cybersecurity infrastructure and processes; however, no assurance can be given that these measures will prevent future incidents. A future cybersecurity incident could result in loss of revenue, business disruptions, remediation costs, legal claims and proceedings, regulatory actions, reporting delays, increased insurance costs, or damage to the Company's reputation. The costs of preventing, responding to and recovering from cybersecurity incidents may be material.

Cybersecurity breaches or terrorism could result in liabilities or costs as well as damage to or loss of our data or customer access to our website and information systems. The collection, storage, transmission, use and disclosure of user data and personal information, if accessed improperly, could give rise to liabilities or additional costs as a result of laws, government regulations and evolving views of personal privacy rights.

Cybersecurity attacks may increase due to geo-political disagreements with countries and regions such as Russia, China, Korea and the Middle East. Cybersecurity breaches or terrorism could result in the exposure or theft of private or confidential information as well as interrupt our business, including denying customer access to our website and information systems. We transmit, and in some cases store, end-user data, including personal information. In jurisdictions around the world, personal information is becoming increasingly subject to legislation and regulations intended to protect consumers' privacy and security. The interpretation of privacy and data protection laws and regulations regarding collection, storage, transmission, use and disclosure of such information in some jurisdictions are unclear and evolving. These laws may be interpreted and applied in conflicting ways from country to country and in a manner that is not consistent with our current data protection practices. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. Because our services are accessible in many foreign jurisdictions, some of these jurisdictions may claim that we are required to comply with their laws, even if we have no local entity, employees or infrastructure. We could be forced to incur significant expenses if we were required to modify our products, our services or our existing security and privacy procedures to comply with new or expanded regulations.

REGULATORY REQUIREMENTS

Failure to comply with increasing regulatory requirements may adversely affect our stock price and business.

As a public company, we are subject to numerous governmental and stock exchange requirements with which we believe we are in compliance. Our failure to meet regulatory requirements and exchange listing standards may result in actions such as: the delisting of our stock, impacting our stock's liquidity; SEC enforcement actions; and securities claims and litigation. Increased regulations pushed onto public companies may have a disproportionate impact to smaller public companies.

The Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission (SEC)SEC have requirements that we may fail to meet or we may fall out of compliance with, such as the internal controls auditor attestation required under Section 404 of the Sarbanes-Oxley Act of 2002, with which we are not currently required to comply as we are a smaller reporting company. We assume that we will continue to have the status of a smaller reporting company based on the aggregate market value of the voting and non-voting shares held as of June 30, 2025. If we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

As previously disclosed in the Annual Report on Form 10-K for the year ended December 31, 2024, the Company identified a material weakness in internal control over financial reporting related to user access and segregation of duties within certain IT systems. During 2025, the Company implemented remediation actions including enhancements to system access controls,

improved segregation of duties, and expanded monitoring and review procedures. Meanwhile, the Company has identified two additional instances of material weakness, and while management has taken steps to remediate these internal control issues related to reviews and reporting, these weaknesses did persist during the reporting period of this Form 10-K for the year ended December 31, 2025. See item 9A.

While we have policies and procedures in place designed to prevent corruption and bribery, because our business is significantly international, violations of the Foreign Corrupt Practices Act (FCPA) could have a significant adverse effect on our business due to the disruption and distraction of an investigation, financial penalties and criminal penalties.

Government regulations regarding the use of "conflict" minerals and potential climate and ESG requirements could adversely affect our prospects and results of operations.

Regulatory requirements regarding disclosure of our use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries could affect the sourcing and availability of minerals used in the manufacture of certain products. Although we do not buy raw materials, manufacture, or produce any electronic equipment using conflict minerals directly, some components provided by our suppliers and contained in our products contain conflict minerals. Our goal is for our products to be conflict free. As a result, there may only be a limited pool of suppliers who provide conflict-free metals, and we cannot assure you that we will be able to obtain products in sufficient quantities or at competitive prices. Single source suppliers may not respond or respond negatively regarding conflict mineral sourcing, and we may be unable to find alternative sources to replace them. Also, because our supply chain is complex, we may face reputational challenges with our customers and other stakeholders if we are unable to sufficiently verify the origins for all metals used in the products that we sell. Further, if we are unable to comply with the new laws or regulations or if our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us. We may need to incur additional costs and invest additional resources, including management's time, to comply with the new regulations and additional reporting and disclosure obligations.

Climate focused regulations and related disclosures are a similar evolving regulatory area, and we may be required to invest in systems, processes and personnel to address new requirements in the ESG area. These will require significant costs, work and reputational risk for failing to meet requirements, with miniscule impact to the global environment.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The following discussion of our cybersecurity program reflects conditions as of December 31, 2025, including significant enhancements implemented in response to the August 2025 cybersecurity incident described below.

On August 16, 2025, the Company was the subject of a targeted ransomware incident affecting certain internal IT systems. Upon discovering the incident, the Company promptly activated its response protocols and implemented containment measures, including proactively shutting down most operating systems globally to manage the safety of the overall global systems environment. The Company engaged leading cybersecurity experts to support system recovery and conduct a comprehensive forensic investigation. The investigation determined that the attack originated through a vulnerability in a commercially available third-party firewall service provider and was not specifically targeted at Data I/O. By September 2025, the incident had been completely contained and remediated, all global systems were restored, and the Company does not believe it has any remaining risk exposure from the incident. The remediation and associated professional fees resulted in approximately $388,000 of one-time costs, primarily recorded in the third quarter of 2025. The incident was reported on Form 8-K filed with the SEC on August 21, 2025.

As an outcome of the incident, the Company's IT systems and cybersecurity posture were strengthened, with improved corporate processes and enhanced security infrastructure. Remediation actions included enhancements to system access controls, improved network segmentation, migration of critical systems to cloud-based solutions, and expanded monitoring and review procedures. See "Risk Factors - Cybersecurity incidents could result in loss of revenue, business disruptions, remediation costs, legal claims and proceedings, regulatory actions, reporting delays, increased insurance costs, or damage to the Company's reputation which could adversely impact or operations and financial results."

CYBERSECURITY GOVERNANCE

The Company's Board of Directors has oversight responsibility for our strategic and operational risks. The Audit Committee of the Board of Directors is responsible for board-level oversight of cybersecurity risk. The cybersecurity program is managed by our outsourced IT infrastructure team with oversight and coordination by our CFO, Charles DiBona, who reports directly to our CEO.

During the third quarter of 2025, in connection with the appointment of Charles DiBona as Chief Financial Officer, the Company formalized CFO oversight of the cybersecurity program. Following the August 2025 ransomware incident, the Audit Committee increased the frequency of cybersecurity reporting and the Company enhanced its incident response protocols. The cybersecurity program is managed by the Company's new outsourced IT infrastructure team, which provides 24/7 monitoring and response capabilities, with oversight and coordination by the CFO, who reports directly to the CEO. The Audit Committee receives regular updates on cybersecurity matters, including threat assessments, incident response activities, and the status of remediation efforts.

CYBERSECURITY RISK MANAGEMENT AND STRATEGY

The Company's cybersecurity risk management program is integrated into its overall enterprise risk management framework. Following the August 2025 ransomware incident, the Company significantly enhanced its cybersecurity risk management processes. These enhancements included: patching the third-party firewall service provider through which the attack originated and evaluating replacement providers; implementing improved network segmentation and access controls; expanding endpoint detection and response capabilities; enhancing backup and disaster recovery procedures; conducting comprehensive vulnerability assessments across all IT systems; and providing additional cybersecurity awareness training to all employees. The Company also engaged independent cybersecurity consultants to review and validate the effectiveness of its enhanced security posture. As of September 30, 2025, all remediation activities had been completed and all global systems had been restored to full operational status. The Company continues to assess and adapt its cybersecurity risk management practices to address evolving threats.

Item 2. Properties

The Company has three facilities with our headquarters and primary engineering and operational functions located in Redmond, Washington. Our two subsidiary facilities in Munich, Germany and Shanghai, China provide extended worldwide sales, service, engineering and operations services. The total annual gross or base lease payments during 2025 and 2024 were approximately $735,000 and $795,000, respectively. The lease payment decrease in 2024 was due primarily to a reduction in lease rates for our Redmond, Washington and Shanghai, China facilities. The lower rates reflect the real estate market conditions as part of the lease extensions which occurred in the fourth quarter of 2024. The Redmond lease was renewed and extended by 3.75 years and the Shanghai, China lease was renewed and extended by 3 years.

The Redmond, Washington headquarters facility lease runs to October 31, 2029, at approximately 20,460 square feet. The lease for the facility located in Shanghai, China runs to October 31, 2027, at approximately 19,400 square feet. The lease for the facility located near Munich, Germany runs to August 2027, at approximately 4,895 square feet.

Item 3. Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2025, we were not a party to any legal proceedings or aware of any indemnification agreement claims, the adverse outcome of which in management's opinion, individually or in aggregate, would have a material adverse effect on our results of operations or financial position.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Common Stock is listed on the NASDAQ Capital Market (NASDAQ symbol is DAIO).

The closing price was $3.17 on December 31, 2025.

The approximate number of shareholders of record as of April 14, 2026 was 337.

Except for special cash dividend of $4.15 per share paid on March 8, 1989, we have not paid cash dividends on our Common Stock and do not anticipate paying regular cash dividends in the foreseeable future.

No sales of unregistered securities were made by us during the periods ended December 31, 2025, 2024 or 2023.

See Item 12 for the Equity Compensation Plan Information.

Item 6. Selected Financial Data

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves as long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact made in this Annual Report on Form 10-K are forward-looking. In particular, statements herein regarding industry prospects and trends; expected business recovery; industry partnerships; future results of operations or financial position; future spending; expected expenses, breakeven revenue point; cybersecurity risk management and costs; expected market decline, bottom or growth; the development of the Edge AI market; market acceptance of our newly introduced or upgraded products or services; the sufficiency of our cash to fund future operations and capital requirements; development, introduction and shipment of new products or services; changing foreign operations; strategic transformation progress and timeline; ERP implementation timeline; potential acquisitions; and the 2026 organic growth framework; taxes, trade issues and tariffs; expected inventory levels; expectations for unsupported platform or product versions and related inventory and other charges; Russian invasion of Ukraine impacts; Israel – Hamas war impacts; supply chain expectations; semiconductor chip shortages and recovery; and any other guidance on future periods are forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements, or other future events. Moreover, neither Data I/O nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this Annual Report. The Reader should not place undue reliance on these forward-looking statements. The following discussions and the section entitled "Risk Factors - Cautionary Factors That May Affect Future Results" describes some, but not all, of the factors that could cause these differences.

OVERVIEW

Data I/O Corporation is a global leader in data programming and provisioning solutions for flash memory, microcontrollers and security integrated circuits. The Company designs, manufactures and sells programming and security deployment systems used by electronics manufacturers in automotive, Internet-of-Things, industrial, medical, wireless and consumer electronics applications. Since 1972, the Company has enabled the design and manufacture of electronic products through innovative programming solutions, and today its customers use Data I/O's security deployment and programming systems to reliably, securely and cost-effectively bring innovative new products to life. The Company's global operations include manufacturing and engineering facilities in Redmond, Washington and Shanghai, China, with additional sales and support operations in Munich, Germany.

The year ended December 31, 2025 was a pivotal period for the Company, defined by a comprehensive strategic transformation executed under the leadership of President and CEO William Wentworth, who assumed the role in the fourth quarter of 2024. The transformation was designed around six strategic priorities: modernizing the Company's go-to-market strategy, investing in the core technology platform, strengthening customer relationships, optimizing business operations and IT infrastructure, improving operational processes, and deploying artificial intelligence across the organization. As the Company enters 2026, management believes the transformation is approximately one year ahead of schedule relative to its original multi-year plan.

A central element of the transformation has been expanding the Company's addressable market. Historically, Data I/O served the relatively narrow market for offline semiconductor programming equipment, where demand is predominantly tied to customers' capital expenditure budgets and capacity expansion decisions. The Company is now repositioning itself to serve the significantly larger data provisioning market, which encompasses the programming, configuration, and testing of connected devices across the full manufacturing lifecycle. This expanded market opportunity includes services and solutions for programming at test and support for the growing Edge AI ecosystem. Management believes the broader data provisioning market represents a meaningfully larger opportunity than the traditional programming equipment market segment the Company has historically served.

Subsequent to year end, in February 2026, the Company announced a collaboration with IAR, a global leader in embedded development tools and security solutions, to combine IAR's security expertise with Data I/O's provisioning expertise. The collaboration is intended to create a frictionless solution that reduces the complexity inherent in current device provisioning approaches, simplifying the process of securely programming and provisioning devices across global manufacturing supply chains. This collaboration is an early example of the Company's strategy to build partnerships that extend its platform into adjacent areas of the data provisioning value chain.

The buildout of Edge AI represents a significant emerging growth driver for the Company. Autonomous systems, connected vehicles, industrial IoT devices and smart infrastructure all require increasing volumes of data to be economically and securely provisioned into semiconductor devices at the various points in the manufacturing process. As the proliferation of AI-enabled devices at the network edge accelerates, the demand for high-throughput, secure programming and provisioning solutions is expected to grow substantially. The Company observed encouraging early indicators of this trend during the fourth quarter of 2025 and into early 2026, with new customer logos engaging on definitive production timelines for Edge AI applications. Management believes the convergence of Edge AI buildout and increasing device complexity positions the Company favorably for sustainable long-term growth.

During 2025, the Company deployed artificial intelligence across all functional departments to accelerate operations and reduce costs. AI-enabled efficiencies were a key contributor to a 7% reduction in recurring operating expenses, from an annualized run rate of approximately $26.7 million at the time of the CEO transition in November 2024 to approximately $24.8 million by year end 2025. The Company has identified plans for an additional $1.0 million of annual run rate savings to be realized within the first half of 2026. AI tools were applied to software engineering to accelerate programming algorithm development and device support, ERP implementation planning and data migration, customer support and service processes, and internal business operations including financial reporting and analysis. Management believes these AI capabilities enabled the Company to accomplish its transformation objectives significantly faster than would have been achievable through traditional approaches, and that ongoing AI deployment will continue to yield productivity gains and competitive advantages.

The Company has turned its strategic attention to broadening and stabilizing its business model. Historically, Data I/O's revenues have been overwhelmingly tied to capital expenditure cycles in programming equipment, making the business highly cyclical and dependent on customers' capacity expansion decisions. The Company is making concerted efforts to reduce its dependence on the automotive electronics sector, historically the Company's largest end market. Automotive electronics represented approximately 64% of 2025 bookings, compared to 59% in 2024. More broadly, the Company is focused on developing a more balanced revenue model that incorporates recurring services and consumables revenues, including adapter sales, software services, and programming-at-test service offerings. For the full year 2025, consumable adapters and services represented 58% of total revenue, providing a more stable and recurring base, while platform sales represented 42% of total revenue. Deferred revenue decreased to approximately $1.5 million at December 31, 2025 from $1.6 million at December 31, 2024.

For the full year ended December 31, 2025, the Company reported net sales of $21.5 million, compared to $21.8 million in 2024.

Bookings for the full year 2025 were $18.6 million, a decrease of 17% from $22.5 million in 2024, with backlog at December 31, 2025 of $1.6 million. Regionally, 2025 bookings were strongest from customers throughout Asia, while North America demand for bookings was consistent with the prior year though tailing off in the fourth quarter and Europe declined more generally, reflecting both the ongoing automotive downturn and the Company's deliberate efforts to diversify its customer base into adjacent markets. Despite the near-term booking softness, the Company observed very encouraging customer activity in the fourth quarter 2025 and into early 2026, with new customer engagements and definitive production timelines providing increased confidence in the demand environment heading into the new year.

Looking ahead, the Company has established a 2026 business framework that encompasses organic revenue growth only, from which management sees a path to positive operating cash flows. Inorganic growth opportunities, while actively being evaluated, are not incorporated into this framework and would be incremental to the organic plan. The framework is supported by the convergence of the Company's platform investments, expanding market opportunities in data provisioning and Edge AI, the strategic transformation progress realized in 2025, improved operational capabilities and a strengthened leadership team. The Company's balance sheet provides a solid foundation, with $7.9 million in cash and no debt as of December 31, 2025. Management made deliberate changes to the Board of Directors and executive suite over the past 18 months to ensure the right team is in place to execute this growth plan, and the Company engaged a leading boutique middle-market investment bank to evaluate inorganic growth opportunities aligned with its strategic direction. Based on the progress achieved in 2025 and the early indicators observed in the demand environment, management is confident that 2026 will be a year of growth for Data I/O.

CRITICAL ACCOUNTING POLICY JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that we make estimates and judgments, which affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition: Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606) provides a single, principles-based five-step model to be applied to all contracts with customers. It generally provides for the recognition of revenue in an amount that reflects the consideration to which the Company expects to be entitled, net of allowances for estimated returns, discounts or sales incentives, as well as taxes collected from customers when control over the promised goods or services are transferred to the customer.

We expense contract acquisition costs, primarily sales commissions, for contracts with terms of one year or less and will capitalize and amortize incremental costs with terms that exceed one year. During 2025 and 2024, the impact of capitalization of incremental costs for obtaining contracts was immaterial. We exclude sales, use, value added, some excise taxes and other similar taxes from the measurement of the transaction price.

We recognize revenue upon transfer of control of the promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We have determined that our programming equipment has reached a point of maturity and stability such that product acceptance can be assured by testing at the factory prior to shipment. These systems are standard products with published product specifications and are configurable with standard options. The evidence that these systems could be deemed accepted was based upon having standardized factory production of the units, results from batteries of tests of product performance to our published specifications, quality inspections and installation standardization, as well as past product operation validation with the customer and the history provided by our installed base of products upon which the current versions were based.

We enter into arrangements with multiple performance obligations that arise during the sale of a system that could include hardware, software, service and support, and extended maintenance components. We allocate the transaction price of each element based on the relative selling price of each performance obligation. For hardware, we determine our best estimate of selling price based on an expected cost-plus-a-margin approach. For the service and support performance obligations, we use the price charged by distributors who perform these components. For software maintenance performance obligations, we use what we charge for annual software maintenance renewals after the initial year the system is sold. Revenue is recognized on the system based on shipping terms, software based on delivery, and services based on completion of work and software maintenance and extended warranty support ratably over the term of the agreement, typically one year.

When we license software separately, we recognize revenue upon the transfer of control of the software, which is generally upon shipment, provided that only inconsequential performance obligations remain on our part and substantive acceptance conditions, if any, have been met.

We recognize revenue when there is an approved contract that both parties are committed to perform, both parties rights have been identified, the contract has substance, collection of substantially all the consideration is probable, the transaction price has been determined and allocated over the performance obligations, the performance obligations, including substantive acceptance conditions, if any, in the contract have been met, the obligation is not contingent on resale of the product, the buyer's obligation would not be changed in the event of theft, physical destruction or damage to the product, the buyer acquiring the product for resale has economic substance apart from us, and we do not have significant obligations for future performance to directly bring about the resale of the product by the buyer. We establish a reserve for sales returns based on historical trends in product returns and estimates for new items. Payment terms are generally 30 to 60 days from shipment.

We transfer certain products out of service from their internal use and make them available for sale. The products transferred are typically our standard products in one of the following areas: service loaners, rental or test units; engineering test units; or sales demonstration equipment. Once transferred, the equipment is sold by our regular sales channels as used equipment inventory. These product units often involve refurbishing with standard equipment warranty provided and are conducted as sales in our normal and ordinary course of business. The transfer amount is the product unit's net book value, and the sale transaction is accounted for as revenue and cost of goods sold.

Allowance for Credit Losses: Allowance for credit losses is based on our assessment of the losses collectively expected for the future, as well as collectability of specific customer accounts and the aging of accounts receivable. If there is deterioration of a major customer's credit worthiness or actual defaults are higher than historical experience, or events forecast that collectively indicate some impairment is expected, our estimates of the recoverability of amounts due to us could be adversely affected.

Inventory: Inventories are stated at the lower of cost or net realizable value. Adjustments are made to standard cost, which approximates actual cost on a first-in, first-out basis. We estimate reductions to inventory for obsolete, slow-moving, excess and non-salable inventory by reviewing current transactions and forecasted product demand. We evaluate our inventories on an item-by-item basis and record inventory adjustments accordingly. If there is a significant decrease in demand for our products, uncertainty during product line transitions, or a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase our inventory adjustments, and our gross margin could be adversely affected.

Warranty Accruals: We accrue for warranty costs based on the expected material and labor costs to fulfill our warranty obligations. If we experience an increase in warranty claims, which are higher than our historical experience, our gross margin could be adversely affected.

Tax Valuation Allowances: Given the uncertainty created by our loss history, capital and geographic spending, as well as income and current net deferred tax assets by entity and country, we expect to continue to limit the recognition of net deferred tax assets and accounting for uncertain tax positions and maintain the tax valuation allowances. At the current time, we expect, therefore, that reversals of the tax valuation allowance will take place as we are able to take advantage of the underlying tax loss or other attributes in carry forward or their use by future income or circumstances allow us to realize these attributes. The transfer pricing and expense or cost sharing arrangements are complex areas where judgments, such as the determination of arms-length arrangements, can be subject to challenges by different tax jurisdictions.

Share-based Compensation: We account for share-based awards provided to our employees and directors, including employee stock option awards, performance stock unit awards and restricted stock unit awards, using the estimated grant date fair value method of accounting. For options, we estimate the fair value using the Black-Scholes valuation model and an estimated forfeiture rate. Restricted stock unit awards and performance stock unit awards are valued based on the average of the high and low price on the date of the grant and an estimated forfeiture rate. For options, performance and restricted stock unit awards, expense is recognized as compensation expense on the straight-line basis. Employee Stock Purchase Plan ("ESPP") shares were issued under provisions that do not require us to record any equity compensation expense.

RESULTS OF OPERATIONS:

NET SALES

Net sales by location	2025	Change	2024
(in thousands)			
United States	$1,289	(6.4%)	$1,377
% of total	6.0%		6.3%
International	$20,211	(0.9%)	$20,392
% of total	94.0%		93.7%

Net sales by type	2025	Change	2024 (as Revised)
(in thousands)			
Platform Sales	$8,997	(14.0%)	$10,466
Adapter Sales	7,903	9.9%	7,190
Software and Services Sales*	4,600	11.9%	4,113
Total	$21,500	(1.2%)	$21,769

* includes service and parts sales associated with equipment service contracts

The Company identified an error in the prior-year disaggregated revenue amounts of net sales by type. As a result, the 2024 revenue by major category amounts have been revised. The correction did not impact the Company's previously reported consolidated balance sheets, statements of operations, comprehensive income (loss), or statements of cash flows. See Note 15 for additional information regarding the revision of prior-period disaggregated revenue amounts.

Net sales for the year ended December 31, 2025 decreased approximately 1.2%, to $21.5 million, compared to $21.8 million in 2024. In 2025, automotive electronics uncertainty persisted and customer capacity expansion slowed, resulting in lower system shipments, notably in Europe, which were partially offset by growth in Asia. Automotive electronics represented 64% of 2025 bookings compared to 59% for 2024. For the full year, consumable adapters and services revenue increased, representing 58% of total revenue and helping mitigate the decline in system sales.

Order bookings in 2025 were $18.6 million, down approximately 17% compared to $22.5 million in 2024, due to similar market challenges noted for revenue. The order backlog on December 31, 2025 was $1.6 million. Additionally, deferred revenue was approximately $1.5 million on December 31, 2025.

GROSS MARGIN

	2025	Change	2024
(in thousands)			
Gross margin	$10,596	(8.7%)	$11,606
Percentage of net sales	49.3%		53.3%

Gross margin as a percentage of sales for the year ended December 31, 2025, was 49.3%, compared to 53.3% in 2024. The decrease in gross margin as a percentage of sales primarily reflects lower sales volume and lower related absorption of labor and overhead costs.

RESEARCH AND DEVELOPMENT

	2025	Change	2024
(in thousands)			
Research and development	$6,531	4.7%	$6,240
Percentage of net sales	30.4%		28.7%

Research and development ("R&D") expense increased $291,000 for the year ended December 31, 2025, compared to 2024. The increase was primarily related to increased staff, notably in China.

We invest in R&D to significantly enhance our existing solutions and create new products as markets develop and technologies change. During 2025, we continued to invest in the creation of new and enhancement of existing capabilities for our PSV family of automated systems, LumenX and FlashPAK family of non-automated programmers and related software. In addition to product development, a significant part of R&D spending is on creating algorithm software and support for new devices introduced by the semiconductor companies. Our R&D spending fluctuates based on the number, type, and the development stage of our product initiatives and projects.

SELLING, GENERAL AND ADMINISTRATIVE

	2025	Change	2024
(in thousands)			
Selling, general & administrative	$9,181	9.2%	$8,404
Percentage of net sales	42.7%		38.6%

Selling, General and Administrative ("SG&A") expenses increased approximately $777,000 for the year ended December 31, 2025, compared to 2024. The increase was primarily related to increased legal and accounting fees tied to SEC filings, one-time charges associated with the ransomware incident report on August 16, 2025, and increased spending on infrastructure and security, partially offset by reduced IT spending in other areas. Cost control measures remain in effect.

INTEREST

	2025	Change	2024
(in thousands)			
Interest income	$130	(52.4%)	$273

Interest income was lower for the year ended December 31, 2025 compared to 2024 primarily due to lower invested balances.

INCOME TAXES

	2025	Change	2024
(in thousands)			
Income tax (expense) benefit	($240)	(37.8%)	($386)

Income tax (expense) decreased by $146,000 for the year ended December 31, 2025 compared to 2024.

In 2025, income tax expense includes $250,000 of deferred income taxes from recording deferred tax liabilities primarily related to outside basis differences in foreign subsidiaries. In 2024, the Company repatriated cash from our China subsidiary resulting in a withholding tax of $337,000.

The effective tax rates in 2025 and 2024, respectively were (4.8%) and (14.3%), and differed from the statutory tax rates in our tax reporting jurisdictions primarily due to subsidiaries income and losses and consolidated losses and the effect of valuation allowances. We have a valuation allowance of $10.5 million and $9.2 million as of December 31, 2025 and 2024, respectively. Given the uncertainty created by our loss history, particularly the U.S., which is where most of our net deferred tax assets are located, and the ongoing uncertain economic outlook for our industry, as well as capital and geographic

spending, we currently expect to continue to limit the recognition of net deferred tax assets and maintain the tax valuation allowances.

INFLATION AND CHANGES IN FOREIGN CURRENCY EXCHANGE RATES

We recognized foreign currency transaction losses of ($10,000) in 2025 and $58,000 transactions gains in 2024.

Sales and expenses incurred by foreign subsidiaries are denominated in the subsidiary's local currency and translated into U.S. Dollar amounts at average rates of exchange during the year. The transaction gains resulted primarily from translation adjustments to foreign inter-company accounts and U.S. Dollar accounts held by foreign subsidiaries and sales by our German subsidiary to certain customers, which were invoiced in U.S. Dollars. Because approximately 94% of sales are to international markets, volatile exchange rates may also impact our competitiveness and margins. Product and service price increases have been increased in response to cost increases caused by inflation, tariffs and part shortages.

FINANCIAL CONDITION:

LIQUIDITY AND CAPITAL RESOURCES

	2025	Change	2024
(in thousands)			
Working capital	$12,270	($4,065)	$16,085

Working capital decreased by $4.1 million during 2025, primarily due to the revenue decline and resulting operating loss. Our current ratio was 3.3 and 4.2 for December 31, 2025 and 2024, respectively.

At December 31, 2025, our principal sources of liquidity consisted of existing cash and cash equivalents. Cash at December 31, 2025 and 2024 was $7.9 million and $10.3 million, respectively. The company continues to have no debt.

We expect to continue to carefully make and manage capital expenditures to support our business. We plan to increase our internally developed rental, sales demonstration and test equipment as we develop and release new products. Capital expenditures are currently expected to be funded by existing and internally generated funds.

As a result of the cyclical and seasonal nature of capital expenditure businesses, we require significant working capital to fund our operations. We have continued to manage the geographic posture of our operations to align to our customers' needs and to minimize impacts of exogenous factors such as tariffs. All that said, we believe that we have sufficient cash or working capital available under our operating plan to fund our operations and capital requirements through the next one-year period, and beyond.

We may require additional cash at the U.S. headquarters to support future strategic and operational initiatives., which could cause potential repatriation of cash that is held in our foreign subsidiaries. For any repatriation, there may be tax and other impediments to any repatriation actions. As many repatriations typically have associated withholding taxes, those withheld will be a current tax without generating a current or deferred tax benefit recognition. We are actively tuning our operations and intercompany structures to minimize the need for and impact of any repatriation of monies.

Our working capital may be used to fund possible losses, business growth, project initiatives, share repurchases and business development initiatives including acquisitions, which could reduce our liquidity and result in a requirement for additional cash before that time. Any substantial inability to achieve our current business plan could have a material adverse impact on our financial position, liquidity, or results of operations and may require us to reduce expenditure and/or seek possible additional financing.

OFF-BALANCE SHEET ARRANGEMENTS

Except as noted in the accompanying consolidated financial statements in Note 7, "Other Commitments" we had no material off-balance sheet arrangements.

SHARE REPURCHASE PROGRAMS

Data I/O did not have a share repurchase program in 2025 or 2024.

NON-GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) FINANCIAL MEASURES

Earnings Before Interest, Taxes, Depreciation, and Amortization ("EBITDA") and Adjusted EBITDA excluding equity compensation and impairment & related charges (non-cash, one-time items) are set forth below. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our results and facilitate the comparison of results. A reconciliation of net income to EBITDA and Adjusted EBITDA follows:

	For Year Ended December 31,	
	2025	2024
(in thousands)		
Net Income (loss)	($5,236)	($3,093)
Interest (income)	(130)	(273)
Taxes	240	386
Depreciation and amortization	495	565
EBITDA	($4,631)	($2,415)
Equity compensation	697	976
Adjusted EBITDA, excluding equity compensation	($3,934)	($1,439)

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

See pages 33 through 53.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Data I/O Corporation

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Data I/O Corporation (a Washington corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes and financial statement schedules included under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Net Realizable Value of Inventory
As described further in Note 1 to the financial statements, management measures the net realizable value of inventory based on estimated reductions to inventory for obsolete, slow-moving, excess and non-salable inventory by reviewing current transactions and forecasted demand. We identified net realizable value of inventory specifically as a critical audit matter.

The principal considerations for our determination that the net realizable value of inventory represents a critical audit matter are that the assessment of the valuation of inventory is complex and includes an estimate of forecasted demand. The demand estimate is subjective and requires the Company to consider significant assumptions such as economic conditions,

technological advances, historical usage, and consumer trends, which are subject to significant uncertainty and therefore require significant auditor judgement.

Our audit procedures related to the net realizable value of inventory included the following, among others:

- To test the adequacy of the Company's allowance for excess and obsolete inventories, we performed substantive audit procedures that included, among others, testing the completeness and accuracy of the underlying data used in the estimation calculations, specifically those related to inventory movements and aging. We also evaluated the reasonableness of significant assumptions including the estimated reserve percentage and other significant assumptions through inquiry of management and personnel outside of finance team and analytical procedures.

/s/ GRANT THORNTON LLP
We have served as the Company's auditor since 2001.

San Jose, California
April 16, 2026

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2025	December 31, 2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$7,901	$10,326
Trade accounts receivable, net of allowance for credit losses of $29 and $22, respectively	2,841	3,960
Inventories	5,710	6,212
Other current assets	799	659
TOTAL CURRENT ASSETS	17,251	21,157
Property, plant and equipment – net	807	1,001
Other assets	2,118	2,812
TOTAL ASSETS	$20,176	$24,970
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$1,227	$820
Accrued compensation	958	1,517
Deferred revenue	1,464	1,535
Other accrued liabilities	1,328	1,161
Other income taxes payable	4	39
TOTAL CURRENT LIABILITIES	4,981	5,072
Deferred foreign income tax	250	-
Operating lease liabilities	1,411	2,160
Long-term other payables	20	112
STOCKHOLDERS' EQUITY		
Preferred stock -		
Authorized, 5,000,000 shares, including		
200,000 shares of Series A Junior Participating		
Issued and outstanding, none	-	-
Common stock, at stated value -		
Authorized, 30,000,000 shares		
Issued and outstanding, 9,391,922 shares as of December 31, 2025 and 9,236,040 shares as of December 31, 2024	24,062	23,475
Accumulated earnings (deficit)	(10,974)	(5,738)
Accumulated other comprehensive income	426	(111)
TOTAL STOCKHOLDERS' EQUITY	13,514	17,626
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$20,176	$24,970

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	For the Years Ended December 31,	
	2025	2024
Net sales	$21,500	$21,769
Cost of goods sold	10,904	10,163
Gross margin	10,596	11,606
Operating expenses:		
Research and development	6,531	6,240
Selling, general and administrative	9,181	8,404
Total operating expenses	15,712	14,644
Operating income (loss)	(5,116)	(3,038)
Non-operating income (loss):		
Interest income	130	273
Foreign currency transaction gain (loss)	(10)	58
Total non-operating income (loss)	120	331
Income (loss) before income taxes	(4,996)	(2,707)
Income tax (expense) benefit	(240)	(386)
Net income (loss)	($5,236)	($3,093)
Basic earnings (loss) per share	($0.56)	($0.34)
Diluted earnings (loss) per share	($0.56)	($0.34)
Weighted-average basic shares	9,329	9,150
Weighted-average diluted shares	9,329	9,150

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	For the Years Ended December 31,	
	2025	2024
Net Income (loss)	($5,236)	($3,093)
Other comprehensive income:		
Foreign currency translation gain (loss)	537	(344)
Comprehensive income (loss)	($4,699)	($3,437)

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share amounts)

	Common Stock		Accumulated Earnings (Deficit)	Accumulated and Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2023	9,020,819	$22,731	($2,645)	$233	$20,319
Stock options exercised	-	-	-	-	-
Stock awards issued, net of tax withheld	210,202	(246)	-	-	(246)
Issuance of stock through: ESPP	5,019	14	-	-	14
Share-based compensation	-	976	-	-	976
Net income (loss)	-	-	(3,093)	-	(3,093)
Other comprehensive income (loss)	-	-	-	(344)	(344)
Balance at December 31, 2024	9,236,040	$23,475	($5,738)	($111)	$17,626
Stock options exercised	-	-	-	-	-
Stock awards issued, net of tax withheld	151,632	(124)	-	-	(124)
Issuance of stock through: ESPP	4,250	14	-	-	14
Share-based compensation	-	697	-	-	697
Net income (loss)	-	-	(5,236)	-	(5,236)
Other comprehensive income (loss)	-	-	-	537	537
Balance at December 31, 2025	9,391,922	$24,062	($10,974)	$426	$13,514

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Twelve Months Ended December 31, 2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	($5,236)	($3,093)
Adjustments to reconcile net income (loss)		
to net cash provided by (used in) operating activities:		
Depreciation and amortization	495	564
Equipment transferred to cost of goods sold	257	260
Share-based compensation	697	977
Net change in:		
Trade accounts receivable	1,214	1,711
Inventories	566	(358)
Other current assets	(135)	29
Accounts payable and accrued liabilities	(76)	(1,263)
Deferred foreign income tax	250	-
Deferred revenue	(245)	122
Other long-term liabilities	(749)	1,458
Deposits and other long-term assets	735	(1,402)
Net cash provided by (used in) operating activities	(2,227)	(995)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property, plant and equipment	(558)	(467)
Cash provided by (used in) investing activities	(558)	(467)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds from issuance of common stock, less payments for shares withheld to cover tax	(107)	(232)
Repurchase of common stock	-	-
Payment of capital lease obligation	-	-
Cash provided by (used in) financing activities	(107)	(232)
Increase (decrease) in cash and cash equivalents	(2,892)	(1,694)
Effects of exchange rate changes on cash	467	(321)
Cash and cash equivalents at beginning of period	10,326	12,341
Cash and cash equivalents at end of period	$7,901	$10,326
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$10	$459

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Data I/O Corporation ("Data I/O", "We", "Our", "Us") is the leading global provider of advanced security and data deployment solutions for microcontrollers, security ICs and memory devices. Customers for our programming system products are located around the world, primarily in Asia, Europe and the Americas. Our manufacturing operations are currently located in Redmond, Washington, United States and Shanghai, China.

Principles of Consolidation

The consolidated financial statements include the accounts of Data I/O Corporation and wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include:

- Revenue Recognition
- Allowance for Credit Losses
- Inventory Obsolescence Allowances
- Warranty Accruals
- Tax Valuation Allowances
- Share-based Compensation

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses of foreign subsidiaries are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to stockholders' equity. Realized and unrealized gains and losses resulting from the effects of changes in exchange rates on assets and liabilities denominated in foreign currencies are included in non-operating expense as foreign currency transaction gains and losses.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of 90 days or less are considered cash equivalents. We maintain our cash and cash equivalents with major financial institutions in the United States of America, which are insured by the Federal Deposit Insurance Corporation (FDIC), and in foreign jurisdictions. Deposits in U.S. banks exceed the FDIC insurance limit. We have not experienced any losses on our cash and cash equivalents. Cash and cash equivalents held in foreign bank accounts, typically in local currency, in China and Germany, totaled $5.2 million and $4.3 million at December 31, 2025 and 2024, respectively. This cash held in subsidiaries have restrictions and costs associated with repatriations, currency conversions, and complying with government policies, regulations and controls, especially in China.

Fair Value of Financial Instruments

Certain financial instruments are carried at cost on the consolidated balance sheets, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and other short-term liabilities.

Trade Accounts Receivable

Majority of our accounts receivable are due from companies in the electronics manufacturing industries. Credit is extended based on an evaluation of a customer's financial condition and, generally, collateral is not required. Account receivables are typically due within 30 to 60 days and are stated at amounts due net of an allowance for credit losses. Accounts receivable

outstanding longer than the contractual payment terms are considered past due. We determine the allowance by considering a number of factors, including a forward-looking expectation based upon the condition of the general economy and the industry as a whole and our previous bad debt experience, as well as the length of time trade accounts receivable are past due, the industry and geographic payment practices involved, and the customer's current ability to pay their obligation to us. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for credit losses.

Inventories

Inventories are stated at the lower of cost or net realizable value with cost being the currently adjusted standard cost, which approximates cost on a first-in, first-out basis. We estimate changes to inventory for obsolete, slow-moving, excess and potential non-salable inventory by reviewing current transactions and forecasted product demand. We evaluate our inventories on an item-by-item basis and record an adjustment (lower of cost or net realizable value) accordingly.

Property, Plant and Equipment

Property, plant and equipment, including leasehold improvements, are stated at cost, and depreciation is calculated over the estimated useful lives of the related assets or lease terms on the straight-line basis. We depreciate substantially all property, plant and equipment over periods of three to seven years. We depreciate leasehold improvements over the remaining portion of the lease or over the expected life of the asset if less than the remaining term of the lease.

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Based on these evaluations, for the years ended December 31, 2025 and 2024, no impairment was noted or recorded for property, plant and equipment.

Patent Costs

We expense external costs, such as filing fees and associated attorney fees, incurred to obtain initial patents, but capitalize patents obtained through acquisition as intangible assets. We also expense costs associated with maintaining and defending issued patents.

Income Taxes

Income taxes are computed at current enacted tax rates, less tax credits, using the asset and liability method. Deferred taxes are adjusted both for items that do not have tax consequences and for the cumulative effect of any changes in tax rates from those previously used to determine deferred tax assets or liabilities. Tax provisions include amounts that are currently payable, changes in deferred tax assets and liabilities that arise because of temporary differences between the timing of when items of income and expense are recognized for financial reporting and income tax purposes, and any changes in the valuation allowance caused by a change in judgment about the realization of the related deferred tax assets. A valuation allowance is established when necessary to reduce deferred tax assets to amounts expected to be realized.

On July 4, 2025, the One Big Beautiful Bill Act ("OB3") was enacted, which includes provisions allowing for the immediate expensing of domestic research and experimental ("R&E") expenditures under Section 174A, effective for tax years beginning after December 31, 2021. The Company has elected not to accelerate the amortization of unamortized R&E costs incurred in prior years. As a result, the Company continues to amortize R&E expenditures over the five-year period as previously required under Section 174. The Company will continue to evaluate the impact of OB3 on future periods.

Share-Based Compensation

All stock-based compensation awards are measured based on estimated fair values on the date of grant and recognized as compensation expense on the straight-line method. Our share-based compensation is reduced for estimated forfeitures at the time of grant and revised as necessary in subsequent periods if actual forfeitures differ from those estimates.

Revenue Recognition

Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606) provides a single, principles-based five-step model to be applied to all contracts with customers. It generally provides for the recognition of revenue in an amount that reflects the consideration to which the Company expects to be entitled, net of allowances for estimated returns, discounts or sales incentives, as well as taxes collected from customers when control over the promised goods or services are transferred to the customer.

We expense contract acquisition costs, primarily sales commissions, for contracts with terms of one year or less and will capitalize and amortize incremental costs with terms that exceed one year. During 2025 and 2024, the impact of capitalization

of incremental costs for obtaining contracts was immaterial. We exclude sales, use, value added, some excise taxes and other similar taxes from the measurement of the transaction price.

We recognize revenue upon transfer of control of the promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We have determined that our programming equipment has reached a point of maturity and stability such that product acceptance can be assured by testing at the factory prior to shipment. These systems are standard products with published product specifications and are configurable with standard options. The evidence that these systems could be deemed accepted was based upon having standardized factory production of the units, results from batteries of tests of product performance to our published specifications, quality inspections and installation standardization, as well as past product operation validation with the customer and the history provided by our installed base of products upon which the current versions were based.

We enter into arrangements with multiple performance obligations that arise during the sale of a system that could include hardware, software, services and support and extended maintenance components. We allocate the transaction price of each element based on the relative selling price of each performance obligation. For hardware, we determine our best estimate of selling price based on an expected cost-plus-a-margin approach. For the service and support performance obligations, we estimate the standalone selling price using the adjusted market assessment approach, which considers observable market pricing, discounting practices, and prices charged for comparable standalone arrangements. For software maintenance performance obligations, we determine our best estimate of selling price based on observable standalone sales of annual software maintenance renewals. Revenue is recognized on the system based on shipping terms, software based on delivery, services based on completion of work, and software maintenance and extended warranty support ratably over the term of the agreement, typically one year. Total deferred revenue which represents undelivered performance obligations for installation, service, support and extended maintenance contracts was $1.5 million and $1.7 million and the portion expected to be recognized within one year was $1.5 million and $1.5 million for December 31, 2025 and 2024, respectively. Deferred revenue as of December 31, 2023 was $1.4 million.

When we license software separately, we recognize revenue upon the transfer of control of the software, which is generally upon delivery, provided that only immaterial items in the context of the contract with the customer remain on our part and substantive acceptance conditions, if any, have been met.

We recognize revenue when there is an approved contract that both parties are committed to perform, both parties' rights have been identified, the contract has substance, collection of substantially all the consideration is probable, the transaction price has been determined and allocated over the performance obligations, the performance obligations including substantive acceptance conditions, if any, in the contract have been met, the obligation is not contingent on resale of the product, the buyer's obligation would not be changed in the event of theft, physical destruction or damage to the product, the buyer acquiring the product for resale has economic substance apart from us and we do not have significant obligations for future performance to directly bring about the resale of the product by the buyer. We establish a reserve for sales returns based on historical trends in product returns and estimates for new items. Payment terms are generally 30 to 60 days from shipment.

We transfer certain products out of service from their internal use and make them available for sale. The products transferred are typically our standard products in one of the following areas: service loaners, rental or test units; engineering test units; or sales demonstration equipment. Once transferred, the equipment is sold by our regular sales channels as used equipment inventory. These product units often involve refurbishing and an equipment warranty and are conducted as sales in our normal and ordinary course of business. The transfer amount is the product unit's net book value, and the sale transaction is accounted for as revenue and cost of goods sold.

The following table represents our revenues by major categories:

Net sales by type	2025	2024 As Revised
(in thousands)		
Platform Sales	$8,997	$10,466
Adapter Sales	7,903	7,190
Software and Services Sales *	4,600	4,113
Total	$21,500	$21,769

* includes service and parts sales associated with equipment service contracts

The Company identified an error in the prior-year disaggregated revenue amounts. As a result, the 2024 revenue by major category amounts have been revised. The correction did not impact the Company's previously reported consolidated balance sheets, statements of operations, comprehensive income (loss), or statements of cash flows. See Note 15 for additional information regarding the revision of prior-period disaggregated revenue amounts.

Leases – Accounting Standards Codification 842

Leases arise from contracts which convey the right to control the use of identified property or equipment for a period of time in exchange for consideration. Our leasing arrangements are primarily for office and manufacturing facility space we use to conduct our operations. In addition, there are automobiles, and a small amount of office equipment leased. We determine whether contracts include a lease at the inception date, which is generally upon contract signing, considering factors such as whether the contract includes an asset which is physically distinct, which party obtains substantially all of the capacity and economic benefit of the asset, and which party directs how, and for what purpose, the asset is used during the contractual period of use. Our leases commence when the lessor makes the asset available for our use. At commencement, we record a lease liability at the present value of future lease payments, net of any future lease incentives to be received. Some of our lease agreements include cancellable future periods subject to termination or extension options. We include cancellable lease periods in our future lease payments when we are reasonably certain to continue to utilize the asset for those periods. We calculate the present value of future lease payments at commencement using a discount rate which we estimate as the collateralized borrowing rate we believe would be incurred on our future lease payments over a similar term. At commencement, we record a corresponding right-of-use asset, which is calculated based on the amount of the lease liability, adjusted for any advance lease payments paid, initial direct costs incurred or lease incentives received prior to commencement. Right-of-use assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.

Leases are classified at commencement as either operating or finance leases. As of December 31, 2025, all leases are classified as operating leases. Rent expense for operating leases is recognized on the straight-line method over the term of the agreement beginning on the lease commencement date.

In accounting for leases, we utilize certain practical expedients and policy selections available under the lease accounting standard. We do not record right-of-use assets or lease liabilities for leases with terms of 12 months or less. For contracts containing real estate leases, we do not combine lease and non-lease components. The primary impact of this policy election is that we do not include in our calculation of lease liabilities any fixed and non-cancellable future payments due under the contract for items such as common area maintenance, utilities and other costs. Lease-related costs which are variable rather than fixed are expensed in the period incurred.

Assumptions, judgments and estimates impacting the carrying value of our right-of-use assets and liabilities include evaluating whether an arrangement contains a lease, determining whether the lease term should include any cancellable future periods, estimating the discount rate used to calculate our lease liabilities, estimating the fair value and useful life of the leased asset for the purpose of classifying the lease as an operating or finance lease, evaluating whether a lease contract amendment represents a new lease agreement or a modification to the existing lease and evaluating our right-of-use assets for impairment.

Research and Development

Research and development costs are generally expensed as incurred.

Advertising Expense

Advertising costs are expensed as incurred. Total advertising expenses were approximately $139,000 and $92,000 for the years ending December 31, 2025 and 2024, respectively.

Warranty Expense

We record a liability for an estimate of costs that we expect to incur under our basic limited warranty when product revenue is recognized. Factors affecting our warranty liability include the number of units sold and historical and anticipated rates of claims and costs per claim. We normally provide a warranty for our products for defects for periods ranging from ninety days to one year. We provide for the estimated cost that may be incurred under our product warranties and periodically assess the adequacy of our warranty liability based on changes in the above factors. We record revenues on extended warranties on a straight-line basis over the term of the related warranty contracts. Service costs are expensed as incurred.

Earnings (Loss) Per Share

Basic earnings (loss) per share exclude any dilutive effects of stock options. Basic earnings (loss) per share are computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share are computed using the weighted-average number of common shares and common stock equivalent shares outstanding during the period. The common stock equivalent shares from equity awards used in calculating diluted earnings per share were 86,000 and 74,000 for the years ended December 31, 2025 and 2024, respectively. Excluded from the computation of diluted earnings per share were options to purchase 200,000 and 200,000 shares of common stock because of the net loss in 2025 and 2024, thus the options were anti-dilutive for the years ended December 31, 2025 and 2024, respectively.

Diversification of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of trade receivables. Our trade receivables are geographically dispersed and include customers in many different industries. Our consolidated accounts receivable balance as of December 31, 2025 and 2024 includes foreign accounts receivable in the functional currency of our foreign subsidiaries amounting to $612,000 and $1.2 million, respectively. We generally do business with our foreign distributors in U.S. Dollars. We believe that the risk of loss is significantly reduced due to the diversity of our end customers and sales geographies. We perform on-going credit evaluations of our customers' financial conditions and require collateral, such as letters of credit and bank guarantees, or prepayment whenever deemed necessary.

The following represented greater than 10% of our accounts receivable for the applicable years:

Percentage of Accounts Receivable	2025	2024
Number of customers	3	2
Approximate percentage of accounts receivable balance	49%	43%
Percentage of Customer 1	19%	30%
Percentage of Customer 2	16%	13%
Percentage of Customer 3	14%	-

Diversification of Net Sales

The following represented greater than 10% of net sales for the applicable years:

Percentage of Net Sales	2025	2024
Number of customers	3	2
Approximate percentage of net sales	41%	34%
Percentage of Customer 1	18%	19%
Percentage of Customer 2	12%	15%
Percentage of Customer 3	11%	-

Reclassifications

Certain prior-year amounts have been reclassified within the notes to the consolidated financial statements to conform to the current-year presentation. These reclassifications had no impact on the consolidated balance sheets, statements of operations, statements of comprehensive income (loss), statements of stockholders' equity or cash flows as previously reported.

New Accounting Pronouncements – Standards Issued and Implemented

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which expands disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 became effective for the Company's annual period beginning January 1, 2025, and has been applied on a prospective basis in these consolidated financial statements.

New Accounting Pronouncements – Standards Issued and Not Yet Implemented

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation (Subtopic 220-40)," which requires disclosure of specific information about costs and expenses within relevant expense captions on the face of the income statement. This standard is effective for the Company's annual reporting period beginning January 1, 2027, and interim reporting periods beginning January 1, 2028, and should be applied retrospectively to all comparative periods. Early adoption is permitted. The Company is currently evaluating the effects of adopting this new accounting guidance.

NOTE 2 – TRADE ACCOUNTS RECEIVABLE, NET

	December 31, 2025	December 31, 2024
(in thousands)		
Trade accounts receivable	$2,870	$3,982
Less allowance for credit losses	29	22
Trade accounts receivable, net*	$2,841	$3,960

Trade accounts receivable, net was $5.7 million as of December 31, 2023.

Changes in Data I/O's allowance for credit losses are as follows:

	December 31, 2025	December 31, 2024
(in thousands)		
Beginning balance	$22	$72
Credit loss (reversal)	7	(3)
Accounts written-off	-	(47)
Ending balance	$29	$22

NOTE 3 – INVENTORIES

	December 31, 2025	December 31, 2024
(in thousands)		
Raw material	$2,912	$3,273
Work-in-process	1,661	1,845
Finished goods	1,137	1,094
Inventories	$5,710	$6,212

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT, NET

	December 31, 2025	December 31, 2024
(in thousands)		
Leasehold improvements	$356	$343
Equipment	4,242	3,777
Sales demonstration equipment	1,029	1,031
	5,627	5,151

Less accumulated depreciation	4,820	4,150
Property and equipment, net	$807	$1,001

Total depreciation expense recorded for 2025 and 2024 was $495,000 and $564,000, respectively.

NOTE 5 – OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following components:

	December 31, 2025	December 31, 2024
(in thousands)		
Lease liability - short term	$690	$640
Product warranty	517	350
Sales return reserve	32	32
Other taxes	60	69
Other	29	70
Other accrued liabilities	$1,328	$1,161

The changes in our product warranty liability for the year ended:

	December 31, 2025	December 31, 2024
(in thousands)		
Liability, beginning balance	$350	$449
Net expenses	576	901
Warranty claims	(576)	(901)
Accrual revisions	167	(99)
Liability, ending balance	$517	$350

NOTE 6 –LEASES

Operating Lease Commitments

We have commitments under non-cancellable operating leases and other agreements, primarily for factory and office space, with initial or remaining terms of one year or more. Future minimum lease payments as of December 31 are as follows:

(in thousands)	
2026	$775
2027	694
2028	433
2029	369
2030	-
Thereafter	-
Total	2,271
Less imputed interest	(170)
Total operating lease liabilities	$2,101

Cash paid for amounts included in the measurement of lease liabilities was $735,000 and $795,000 for the years ended December 31, 2025 and 2024, respectively. The Company has no finance leases. The total annual lease expense in 2025 and 2024, including operating lease expenses and short-term lease expenses of $30,000 and $38,000, was approximately

$807,000 and $845,000, respectively. Variable payments were not material and were treated as non-lease components and were recognized in the period for which the costs occur.

For the largest lease component, the company has three facilities with our headquarters and primary engineering and operational functions located in Redmond, Washington. Our two subsidiary facilities in Munich, Germany and Shanghai, China provide extended worldwide sales, service, engineering and operations services. The lease payment decrease in 2025 versus 2024 was due primarily to the realization of a full year of the reduction in lease rates for our Redmond, Washington and Shanghai, China facilities effected in 2024 when, the Redmond lease was renewed and extended by 3.75 years and the Shanghai, China lease was renewed and extended by 3 years. Right-of-use assets obtained in exchange for lease liabilities was approximately $2.5 million the year ended December 31, 2024.

The Redmond, Washington headquarters facility lease runs to October 31, 2029, at approximately 20,460 square feet. The lease for the facility located in Shanghai, China runs to October 31, 2027, at approximately 19,400 square feet. The lease for the facility located near Munich, Germany runs to August 2027, at approximately 4,895 square feet.

The following table presents supplemental balance sheet information related to leases as of December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
(in thousands)		
Right-of-use assets (Long-term other assets)	$2,005	$2,704
Lease liability-short term (Other accrued liabilities)	$690	$640
Lease liability-long term (Operating lease liabilities)	$1,411	$2,064

At December 31, 2025, the weighted average remaining lease term is 3.2 years and the weighted average discount rate is 5%.

Lessor Arrangements

During the year ended December 31, 2025, the Company recognized approximately $0.6 million of revenue from one sales-type lease related to the lease of programming equipment, which is included in Platform Sales in the consolidated statements of operations. The Company did not recognize sales-type lease revenue during the year ended December 31, 2024. The Company does not typically enter into sales-type lease arrangements and does not expect such arrangements to be recurring.

We determined the residual value of this leased equipment based on its estimated end-of-term market value. We estimate the residual value of leased equipment at the inception of the lease based on a number of factors, including historical wholesale market sales prices, past remarketing experience and any known significant market/product trends. We also consider the following critical factors in our residual value estimates: lease term, market size and demand, total expected hours of usage, machine configuration, application, location, model changes, quantities, third-party residual guarantees and contractual customer purchase options. Although the lease permits month-to-month continuation, the Company has concluded that the lessee is reasonably certain to exercise the purchase option. Accordingly, as of December 31, 2025, substantially all remaining undiscounted lease payments related to the Company's sales-type lease are expected to be received in 2026. The timing of such payments is consistent with the Company's estimate of the exercise of the purchase option and supports the carrying amount of the net investment in the lease recognized as of December 31, 2025.

At December 31, 2025, the Company's net investment in sales-type leases was $0.4 million, which is included in Trade accounts receivable, net on the consolidated balance sheets. The net investment represents the present value of future lease payments and the expected purchase option proceeds, discounted at the rate implicit in the lease.

NOTE 7 – OTHER COMMITMENTS

We have purchase obligations for inventory and production costs, as well as other obligations such as capital expenditures, service contracts, marketing, and development agreements. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty, and with short notice, typically less than 90 days. On December 31, 2025, we had contracts with a commitment of approximately $905,000, of which

approximately $585,000 is expected to be paid during 2026, $160,000 during 2027, $160,000 during 2028, $0 during 2029, 2030 and thereafter.

NOTE 8 – CONTINGENCIES

As of December 31, 2025, we were not a party to any legal proceedings or aware of any indemnification agreement claims, the adverse outcome of which in management's opinion, individually or in aggregate, would have a material adverse effect on our results of operations or financial position.

NOTE 9 – STOCK AND RETIREMENT PLANS

Stock Option Plans

At December 31, 2025, there were 400,838 shares available for future grant under the Data I/O Corporation 2023 Omnibus Incentive Compensation Plan (the "2023 Plan"). At December 31, 2025, there were shares of Common Stock reserved for issuance for outstanding awards. Pursuant to the 2023 Plan, options are granted to our officers and key employees with exercise prices equal to the fair market value of the Common Stock at the date of grant and generally vest over four years. Options granted under the plan have a maximum term of six years from the date of grant. Stock awards are granted under the 2023 Plan which for RSU awards generally vest over three or four years and one year for non-employee Directors. Performance Share Unit (PSU) awards vest based upon three-year performance achievement. The performance measures for the PSUs awarded in 2023 are cumulative revenue growth over the three-year period ending December 31, 2025. The performance measures for the PSUs awarded in 2024 are revenue growth targets, EBITDA targets and for Engineers, project objectives for the three-year period ending December 31, 2026. There were no PSU awards granted in 2025.

Employee Stock Purchase Plan

Under the Employee Stock Purchase Plan ("ESPP"), eligible employees may purchase shares of our Common Stock at six-month intervals at 95% of the fair market value on the last day of each six-month period. Employees may purchase shares having a value not exceeding ten percent of their gross compensation during an offering period. During 2025 and 2024, a total of 4,250 and 5,019 shares, respectively, were purchased under the plan at average prices of $3.00 and $2.85 per share, respectively. At December 31, 2025 and 2024, 14,637 and 16,955 shares were reserved for future grant respectively.

Stock Appreciation Rights Plan

We have a Stock Appreciation Rights ("SAR") Plan under which each director, executive officer or holder of 10% or more of our Common Stock has a SAR with respect to each exercisable stock option. The SAR entitles the SAR holder to receive cash from us for the difference between the market value of the stock and the exercise price of the option in lieu of exercising the related option. SARs are only exercisable following a tender offer or exchange offer for our stock or following approval by shareholders of any merger, consolidation, reorganization or other transaction providing for the conversion or exchange of more than 50% of the common shares outstanding. As no event has occurred which would make the SARs exercisable, and no such event is deemed probable, no compensation expense has been recorded under this plan. At December 31, 2025 and 2024, there were 200,000 and 200,000 SARs outstanding, respectively.

Retirement Savings Plan

We have a savings plan that qualifies as a cash or deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer their pre-tax salary or post-tax salary if Roth is elected, subject to IRS limitations. In fiscal year 2025, we contributed one dollar for each dollar contributed by a participant on the first two percent and $.50 for each dollar contributed by participant on the next four percent of a participant's eligible earnings. Our matching contribution expense for the savings plan, net of forfeitures, was approximately $197,000 and $217,000 in 2025 and 2024, respectively. Employer matching contributions owed to the plan were $219,000 and $230,000 at December 31, 2025 and 2024, respectively.

NOTE 10 – SHARE-BASED COMPENSATION

For share-based awards granted, we have recognized compensation expense based on the estimated grant date fair value method. For these awards we have recognized compensation expense using a straight-line amortization method and reduced for estimated forfeitures. The impact on our results of operations of recording share-based compensation for the years ended December 31, 2025 and 2024 was as follows:

	Year Ended December 31,	
	2025	2024
(in thousands)		
Cost of goods sold	$98	$112
Research and development	170	228
Selling, general and administrative	429	636
Total share-based compensation	$697	$976

The following table summarizes stock option activity under our stock option plans for the twelve months ended December 31, 2025 and 2024:

	2025			2024		
	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years
Outstanding at beginning of year	200,000	$2.39		12,500	$4.98	
Granted	-	-		200,000	2.39	
Exercised	-	-		-	-	
Cancelled, Expired or Forfeited	-	-		(12,500)	(4.98)	
Outstanding at end of year	200,000	$2.39	4.67	200,000	$2.39	5.67
Vested or expected to vest at end of the period	190,445	$2.39		182,676	$2.39	
Exercisable at end of year	62,500	$2.39		12,500	$2.39	

The aggregate intrinsic value of outstanding options is $81,540. There were no stock option awards exercised in 2025 or 2024.

Restricted stock award activity including performance-based stock award activity under our share-based compensation plan was as follows:

	2025		2024	
	Awards	Weighted - Average Grant Date Fair Value	Awards	Weighted - Average Grant Date Fair Value
Outstanding at beginning of year	471,900	$3.55	728,625	$4.17
Granted	212,348	2.76	363,150	2.87
Vested	(195,775)	3.62	(296,209)	4.12
Cancelled	(120,343)	3.61	(323,666)	3.66
Outstanding at end of year	368,130	$3.04	471,900	$3.55

During the years ended December 31, 2025 and 2024, 1,100 and 86,507 shares, respectively, were withheld from issuance related to restricted stock units vesting and stock option exercises to cover employee taxes and stock options exercise price.

Non-employee directors Restricted Stock Units ("RSUs") typically vest over the earlier of one year or the next annual meeting of shareholders and Non-Qualified stock options vest over three years and have a six-year exercise period. Employee RSUs typically vest annually over three or four years and employee Non-Qualified stock options typically vest quarterly over four years and have a six-year exercise period. Performance Stock Units ("PSUs") typically cliff vest at the end of the performance period and the performance metric for 2023 awards is cumulative revenue growth over the three-year period ending December 31, 2025 with a cumulative revenue threshold, target, and maximum performance measure. For 2024 awards, the performance metrics included revenue growth, EBITDA and project objective targets over the three-year period ending December 31, 2026. The table above includes performance shares granted in 2024 of 124,000 shares at the target performance level (the threshold level would be 50% and the maximum level would be 150% of the target level).

The remaining unamortized expected future compensation expense and remaining amortization period associated with unvested option grants and restricted stock awards are:

	December 31, 2025	December 31, 2024
Unamortized future compensation expense	$924,149	$1,413,500
Remaining weighted average amortization period in years	1.90	2.31

The weighted average number of shares outstanding used to compute earnings (loss) per share included the following:

	Year Ended December 31,	
	2025	2024
Weighted average shares outstanding	9,328,776	9,149,538
Restricted and Performance Stock Units	-	-
Stock Options	-	-
Weighted average shares	9,328,776	9,149,538

NOTE 11 – SHARE REPURCHASE PROGRAMS

Data I/O did not have a share repurchase program in 2025 or 2024.

NOTE 12 – INCOME TAXES

Components of income (loss) before taxes:

(in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
U.S. operations	($5,030)	($3,591)
Foreign operations	34	884
Total income (loss) before taxes	($4,996)	($2,707)

Income tax expense (benefit) consists of:

(in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Current tax expense (benefit)		
U.S. federal	$0	$0
State	2	4
Foreign	(12)	382
	(10)	386
Deferred tax expense (benefit) – foreign	250	-
Total income tax expense (benefit)	$240	$386

For the year ended December 31, 2025, income tax expense includes $250,000 of deferred tax expense resulting from the recognition of deferred tax liabilities associated with outside basis differences in foreign subsidiaries.

Effective Rate Reconciliation:

(In thousands)	2025	Percent
U.S. federal statutory tax	($1,049)	21.00%
State and local income tax, net of federal income tax effect	$2	(0.04%)
Foreign tax effects:		
China:		
Withholding tax	271	(5.42%)
Statutory rate differential	(180)	3.60%
Germany:		
Statutory rate differential	139	(2.78%)
Tax Credits:		
Research and development credit	(47)	0.94%
Changes in valuation allowances	1,267	(25.36%)
Nontaxable or nondeductible items:		
Permanent differences - stock compensation	(111)	2.22%
Permanent differences - other	8	(0.16%)
Changes in unrecognized tax benefits	(31)	0.62%
Other adjustments	(29)	0.58%
Global effective tax	$240	(4.80%)

The following table presents the required disclosures prior to our adoption of ASU 2023-09 and reconciles the U.S. federal statutory income tax rate to the actual global effective income tax rate for the year ended December 31, 2024:

(In thousands)	2024
Statutory tax	($568)
State and foreign income tax, net of federal income tax benefit	150
Valuation allowance for deferred tax assets	804
Foreign sourced deemed dividend income	175
Stock based compensation	(168)
Other	(7)
Total income tax expense (benefit) (effective tax rate of (14.3%))	$386

On July 4, 2025, the One Big Beautiful Bill Act (Act) was signed into law. The Act makes permanent key elements of the Tax Cuts and Jobs Act, including 100 percent bonus depreciation, domestic research cost expensing, increases the AMIC to 35 percent from 25 percent and makes modifications to the international tax framework. The Act includes multiple effective dates, with certain provisions effective in 2025 and others phased in through 2027. We continue to evaluate the impact of the Act's provisions that will take effect in future years. As a result of this legislation, the Company is deducting its domestic Section 174A expenditures beginning in the 2025 taxable year.

As noted in the 2025 rate reconciliation above, we derive the effective tax rate benefit, or detriment, attributed to non-U.S. income taxed at different rates primarily from our operations in China, among others.

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of our deferred tax assets and liabilities at the end of each period were as follows:

(In thousands)	2025	2024
Allowance for credit losses	$6	$4
Inventory and product return reserves	1,419	1,666
Compensation accruals	3,013	2,791
Book-over-tax depreciation and amortization	20	12
Foreign net operating loss carryforwards	415	241
U.S. net operating loss carryforwards	4,063	2,983
U.S. credit carryforwards	1,642	1,564
Gross deferred tax assets	$10,578	$9,261
Valuation allowance	(10,506)	(9,239)
Total net deferred tax assets	$72	$22

Deferred tax liabilities:

(In thousands)	2025	2024
Accrued liabilities	($72)	($22)
Deferred tax liabilities - foreign	(250)	-
Total gross deferred tax liabilities	(322)	(22)
Total net deferred tax assets and liabilities	($250)	$0

Changes in the valuation allowance for deferred tax assets were as follows:

	2025
Balance at Beginning of Year	$9,239
Additions charged to expenses/other accounts	1,267
(Deductions) recoveries, net	-
Balance at End of Year	$10,506

The change in valuation allowance is substantially attributable to the uncertainty regarding the realizability of our U.S. deferred tax assets. As of December 31, 2025, our federal and non-U.S. net operating loss carryforwards for income tax purposes were $19,345,000 and $1,690,000 respectively. The majority of the federal and non-U.S. net operating loss carryforwards have multiple expiration dates. The remaining federal U.S. net operating loss carryforwards expire at various dates through 2040. Income taxes receivable of $43,000 as of December 31, 2025 are included in other assets. Long-term income taxes payable as of December 31, 2025 are $0.

Uncertain Tax Positions

(In thousands)	2025	2024
Beginning gross unrecognized tax benefits	$442	$430
Settlements and effective settlements with tax authorities		
Changes in balances related to tax position taken during prior periods		
Changes in balances related to tax position taken during current period	(31)	12
Ending gross unrecognized tax benefits	$411	$442

Historically, we have incurred minimal interest expense, and no penalties associated with tax matters. We have adopted a policy whereby amounts related to penalties associated with tax matters are classified as general and administrative expense when incurred and amounts related to interest associated with tax matters are classified as interest income or interest expense.

Tax years that remain open for examination include 2022, 2023, 2024 and 2025 in the United States of America. In addition, various tax years from 2004 to 2014 may be subject to examination if we utilize the net operating losses and credit carryforwards from those years in our current or future year tax returns.

Income Tax Paid

We adopted ASU 2023-09 on a prospective basis for the year ended December 31, 2025 and have included the following table as a result of our adoption, which presents income taxes paid (net of refunds received) for the year ended December 31, 2025:

(In thousands)	2025
Federal taxes	$0
State taxes	2
Foreign taxes (China, others minimal)	8
Total income tax paid	$10

NOTE 13 – SEGMENT INFORMATION

Data I/O operates as a single segment entity, with the sole objective to design, manufacture, and sell programming systems. We operate in three separate locations – Redmond, Washington; Shanghai, China; and Munich, Germany – these locations function as part of a single, integrated business and all operations are strategically aligned to support this objective.

The accounting policies of the programming system segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the balance sheet as total consolidated assets.

Our Chief Operating Decision Maker ("CODM") is the President/Chief Executive Officer who reviews the company's financial performance on a consolidated basis without distinguishing between different business lines or geographic areas for the purpose of making operating decisions, allocating resources and evaluating financial performance. Financial performance is assessed using operating results, actual net income vs. plan, balance sheet fluctuations, and other key performance indicators. Significant single segment expense categories that are provided to the CODM and included in the reported segment operating profits are outlined in the following table:

	Year Ended	
(in thousands)	December 31, 2025	December 31, 2024
Net sales	$21,500	$21,769
Cost of goods sold	10,904	10,163
Gross margin	10,596	11,606
Operating Expenses:		
Employee expenses	9,213	9,715
Customer acquisition costs	1,259	1,268
Professional and outside services	2,953	2,025
Occupancy costs	980	787
Depreciation and amortization	460	540
Other expense (income)	847	309
Total operating expense	15,712	14,644
Operating income (loss)	($5,116)	($3,038)

NOTE 14 – GEOGRAPHIC INFORMATION

Major operations outside the U.S. include sales, engineering and service support by subsidiaries in Germany as well as in China, which also manufactures some of our products. None of our employees are represented by a collective bargaining agreement.

We determine international sales by the international geographic destination into which the products are sold and delivered and include not only sales by foreign subsidiaries but also export sales from the U.S. to our foreign distributors and to our representatives' customers. Certain revenues recognized over time (for instance, multi-period service contracts under ASC 606) are allocated to geographic regions based on estimates, because our systems do not track the country of these revenues as they are deferred and recognized. In such cases, we allocate revenue to countries proportionally based on the initial contract value by country, which we believe is a reasonable approximation. International sales do not include transfers between Data I/O and our foreign subsidiaries. Long-lived assets are reported in the region where the asset is physically located, and consist of property, plant and equipment and other long-term assets.

The following tables provide summary operating information by geographic area:

	Year Ended December 31,	
(in thousands)	2025	2024
Net sales by location:		
United States	$1,289	$1,377
International	20,211	20,392
	$21,500	$21,769

International sales:		
Germany	$4,236	$3.483
China	3,913	4,136
Mexico	3,763	3,701
Korea	2,516	3,265

Long-lived assets by location:		
United States	$1,874	$2,500
Germany	310	446
China	747	927
	$2,931	$3,873

NOTE 15 – PRIOR PERIOD REVISION

The Company identified an error in the prior-year disaggregated revenue amounts of net sales by type. As such, the Company has revised the net sales by type for the year ended December 31, 2024. This correction affected only the disaggregation of net sales among Platform, Adapter, and Software and Services sales and did not impact the Company's previously reported consolidated balance sheets, statements of operations, comprehensive income (loss), or statements of cash flows. While the total revenue was not affected, the Company has revised the presentation of net sales by type for the year ended December 31, 2024 to enhance comparability.

Effect of Revision

Net sales by type	2024 As Previously Reported	Effect of Revision	2024 As Revised
(in thousands)			
Platform Sales	$10,985	($519)	$10,466
Adapter Sales	7,250	(60)	7,190
Software and Services Sales*	3,534	579	4,113
Total	$21,769	$0	$21,769

* includes service and parts sales associated with equipment service contracts

NOTE 16 – SUBSEQUENT EVENTS

In preparing the financial statements, the Company has reviewed all known events which occurred after December 31, 2025 through the date on which the financial statements are available for issuance, for potential recognition or disclosure in the consolidated financial statements and footnotes.

In January 2026, the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission, providing the ability to issue up to $20 million of equity securities. The shelf registration provides financial flexibility for potential strategic initiatives, including acquisitions aligned with the Company's growth strategy.

Also in January, the Company took steps to realign its German subsidiary, scaling back on some functions and bringing a number of roles back to headquarters which resulted in the elimination of several positions in the German subsidiary.

In February 2026, the Company announced a collaboration with IAR, a global leader in embedded development tools and security solutions, to combine IAR's security expertise with Data I/O's provisioning expertise. The collaboration is intended to create a frictionless solution that reduces the complexity inherent in current device provisioning approaches, simplifying the process of securely programming and provisioning devices across global manufacturing supply chains.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures

As previously disclosed in the Company's Annual Report on the Form 10-K for the year ended December 31, 2024, the Company identified a material weakness in our internal control over financial reporting in the areas of user access and segregation of duties related to the information technology system that support the Company's financial reporting processes. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

During 2025, the Company implemented enhancements to system access controls, user access provisioning and de-provisioning controls, role-based access restrictions, monitoring controls over privileged access, improved segregation of duties, and expanded monitoring and review procedures in efforts to address the previously identified IT user access control deficiencies. The August 2025 ransomware incident prompted additional IT infrastructure improvements that support both cybersecurity and internal control objectives. Specifically, the Company removed administrative access from all employees outside of the IT department. We instituted regular reviews of access rights across all systems, and we implemented improved segregation of duties with respect to financial transactions and reporting, Management completed testing of the design and operating effectiveness of the revised controls and procedures during 2025.

While these actions were taken to improve access management and security controls, the material weakness was not fully remediated as of December 31, 2025. A material weakness continues to exist related to ineffective user access and segregation-of-duties controls within IT systems that support financial reporting, Accordingly, management concluded that the conditions underlying the previously identified IT-related material weakness remained present as of December 31, 2025. Due to this material weakness, there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected on a timely basis.

In addition, management determined that the Company did not maintain effective controls over the completeness and accuracy of internally generated reports used in the preparation of the disaggregated revenue footnote. The report used to compile revenue by major category was not reconciled to the general ledger, resulting in a misstatement of revenue by category in previously issued financial statements. While total revenue and other primary financial statement line items were not affected, the control deficiency resulted in a misstatement of a required disclosure that could have been material and was not detected by the Company's internal controls.

(a) Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective due to the material weakness described below.

(b) Management's report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Exchange Act and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management, including the Company's Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods is subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this assessment our Chief Executive Officer and Chief Financial Officer have concluded that material weaknesses existed related to segregation of duties and to the completeness and accuracy of internally generated reports used in the preparation of the disaggregated revenue footnote as of December 31, 2025.

Subsequent to the identification of the material weakness, management has implemented remediation actions designed to address the underlying control deficiencies, including enhancing review procedures and increasing management oversight over financial reporting activities. These actions are intended to improve the design and operation of the Company's internal control environment. Management believes these remediation efforts appropriately address the root causes of the material weakness; however, the material weakness will not be considered remediated until the relevant controls have operated for a sufficient period of time and management has concluded, based on testing, that the controls are operating effectively. As of December 31, 2025, remediation efforts were ongoing. .

Item 9B. Other Information

During the year ended December 31, 2025, no director or officer adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding the Registrant's directors is set forth under "Election of Directors" in our Proxy Statement relating to our annual meeting of shareholders to be held on June 11, 2026, and is incorporated herein by reference. Proxy Statement will be filed within 120 days of our year-end.

Information regarding the Registrant's executive officers is set forth in Item 1 of Part I herein under the caption "Executive Officers of the Registrant."

Code of Ethics

We have adopted a Code of Ethics that applies to all directors, officers and employees of Data I/O, including the Chief Executive Officer and Chief Financial Officer. The Code of Ethics is posted on the corporate governance page of our website.

Item 11. Executive Compensation

Information called for by Part III, Item 11, is included in our Proxy Statement relating to our annual meeting of shareholders to be held on June 11, 2026 and is incorporated herein by reference.

The Board has previously adopted a clawback policy which allows us to recover performance-based compensation in the event of an accounting restatement. The policy is incorporated by reference as an exhibit to this Form 10-K. In connection with the preparation of this annual report, we determined that there was an error to previously issued financial statements, which has been corrected in this annual report. As such, we are conducting a clawback analysis in connection with the restatement as required by the Company's policies but have not yet determined if any erroneously awarded compensation was paid based on the restated financial results

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information called for by Part III, Item 12, is included in our Proxy Statement relating to our annual meeting of shareholders to be held on June 11, 2026 and is incorporated herein by reference.

Equity Compensation Plan Information

The following table gives information about our Common Stock that may be issued upon the exercise of options and rights under all of our existing equity compensation plans as of December 31, 2025.

	(a) Number of securities to be issued upon the exercise of outstanding options, warrants and rights	(b) Weighted–average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the security holders [(1) (2)]	200,161	$2.39	419,564
Equity compensation plans not approved by the security holders [(3)]	-	-	-
Total	200,161	$2.39	419,564

(1) Represents shares of our Common Stock issuable pursuant to the Data I/O Corporation 2023 Omnibus Incentive Compensation Incentive Plan, 2000 Stock Compensation Incentive Plan, and 1982 Employee Stock Purchase Plan. Table excludes unvested: RSU awards of 331,400 from the 2000 Plan 2023 Plan, and PSU awards of 36,750 from the 2023 Plan.

(2) Stock Appreciation Rights Plan ("SAR") provides that directors, executive officers or holders of 10% or more of our Common Stock have an accompanying SAR with respect to each exercisable option. While the plan has been approved by the security holders, no amounts are included in columns (a), (b), or (c) relating to the SAR.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the Proxy Statement relating to our annual meeting of shareholders to be held on June 11, 2026.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated by reference to the Proxy Statement relating to our annual meeting of shareholders to be held on June 11, 2026.

PART IV

Item 15. Exhibits, Financial Statement Schedules

Executive Compensation Plans and Arrangements

The following list is a subset of the list of exhibits described below and contains all compensatory plans, contracts or arrangements in which any director or executive officer of Data I/O is a participant, unless the method of allocation of benefits thereunder is the same for management and non-management participants:

(1) Amended and Restated 1982 Employee Stock Purchase Plan. See Exhibit 10.5.

(2) Data I/O Corporation Tax Deferral Retirement Plan and Trust with Empower Retirement (formerly known as Great West Financial (formerly known as Orchard Trust Company)). See Exhibits 10.10, 10.11, 10.12, 10.20, 10.21 and 10.28.

(3) Summary of Amended and Restated Management Incentive Compensation Plan. See Exhibit 10.2.

(4) Amended and Restated 1983 Stock Appreciation Rights Plan. See Exhibit 10.1.

(5) Amended and Restated Executive Agreements. See Exhibit 10.18, and 10.29.

(6) 1996 Director Fee Plan (terminated in 2023). See Exhibit 10.4.

(7) Data I/O Corporation 2000 Stock Compensation Incentive Plan. See Exhibit 10.6, 10.9, 10.15, 10.17, 10.26 and 10.30 .

(8) Form of Option Agreement. See Exhibit 10.7.

(9) Form of Indemnification Agreement. See Exhibit 10.13.

(10) Letter Agreement with Anthony Ambrose. See Exhibit 10.14.

(11) Letter Agreement with Rajeev Gulati. See Exhibit 10.16.

(12) Form of Executive Agreement. See Exhibit 10.18 and 10.29.

(13) Form of Restricted Stock Unit Award Agreement. See Exhibit 10.18 and 10.33.

(14) Letter Agreement with Michael Tidwell. See Exhibit 10.25.

(15) Data I/O Corporation 2023 Omnibus Incentive Compensation Incentive Plan. See Exhibit 10.31.

(16) Form of Performance Stock Unit Award Agreement. See Exhibit 10.32.

(17) Letter Agreement with Gerald Y. Ng. See Exhibit 10.34.

(18) Executive Employment Agreement with William Wentworth. See Exhibit 10.35.

(19) Transition Agreement with Anthony Ambrose. See Exhibit 10.36.

(20) Executive Employment Agreement with Charles DiBona and Amendment No. 1 to the Executive Employment Agreement with Charles DiBona. See Exhibit 10.39. and 10.40.

(a) <u>List of Documents Filed as a Part of This Report:</u> <u>Page</u>

(1) <u>Index to Financial Statements:</u>

(2) <u>Index to Financial Statement Schedules:</u>

All other schedules not listed above have been omitted because the required information is included in the consolidated financial statements or the notes thereto, or is not applicable or required.

(3) <u>Index to Exhibits:</u>

3 **Articles of Incorporation:**

3.1 Data I/O's restated Articles of Incorporation filed November 2, 1987 (Incorporated by reference to Exhibit 3.1 of Data I/O's 1987 Annual Report on Form 10-K (File No. 0-10394) and attached as a PDF to Exhibit 3.1 in our 2017 Annual Report on Form 10-K).

3.2 Data I/O's Bylaws as amended and restated as of July 20, 2011 (Incorporated by reference to Data I/O's Current Report on Form 8-K filed July 26, 2011).

3.3 Certification of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 1 of Data I/O's Registration Statement on Form 8-A filed March 13, 1998 (File No. 0-10394)).

4 **Instruments Defining the Rights of Security Holders, Including Indentures:**

4.1 Rights Agreement dated as of April 4, 1998, between Data I/O Corporation and Chase Mellon Shareholder Services, L.L.C. as Rights Agent, which includes: as Exhibit A thereto, the Form of Right Certificate; and, as Exhibit B thereto, the Summary of Rights to Purchase Series A Junior Participating Preferred Stock (Incorporated by reference to Data I/O's Current Report on Form 8-K filed on March 13, 1998).

4.2 Description of Data I/O Corporation's Common Stock (Incorporated by reference to Data I/O's 2022 Annual Report on Form 10-K (File No. 0-10394)).

10 **Material Contracts:**

10.1 Amended and Restated 1983 Stock Appreciation Rights Plan dated February 3, 1993 (Incorporated by reference to Exhibit 10.23 of Data I/O's 1992 Annual Report on Form 10-K (File No. 0-10394) and attached as a PDF to Exhibit 10.1 in our 2017 Annual Report on Form 10-K).

10.2 Amended and Restated Management Incentive Compensation Plan dated January 1, 1997 (Incorporated by reference to Exhibit 10.25 of Data I/O's 1997 Annual Report on Form 10-K (File No. 0-10394)).

10.3 Amended and Restated Performance Bonus Plan dated January 1, 1997 (Incorporated by reference to Exhibit 10.26 of Data I/O's 1997 Annual Report on Form 10-K (File No. 0-10394)).

10.4 Amended and Restated Data I/O Corporation 1996 Director Fee Plan (Incorporated by reference to Exhibit 10.32 of Data I/O's 1997 Annual Report on Form 10-K (File No. 0-10394)). (Plan cancelled February 22, 2023.)

10.5 Amended and Restated 1982 Employee Stock Purchase Plan dated May 16, 2003 (Incorporated by reference to Data I/O's 2003 Proxy Statement dated March 31, 2003).

10.6 Amended and Restated Data I/O Corporation 2000 Stock Compensation Incentive Plan dated May 24, 2006 (Incorporated by reference to Data I/O's 2006 Proxy Statement dated April 6, 2006).

10.7 Lease, Redmond East Business Campus between Data I/O Corporation and Carr Redmond PLLC dated February 28, 2006 (Incorporated by reference to Data I/O's 2005 Annual Report on Form 10K (File No. 0-10394)).

10.8 Second Amendment to Lease, (Redmond East) between Data I/O Corporation and Arden Realty Limited Partnership, made as of January 31, 2011. (Incorporated by reference to Data I/O's 2010 Annual Report on Form 10-K (File No. 0-10394)).

10.9 Amended and Restated Data I/O Corporation 2000 Stock Compensation Incentive Plan approved May 17, 2011 (Incorporated by reference to Data I/O's 2011 Proxy Statement filed April 5, 2011).

10.10 Empower Retirement (formerly known as Great West Financial (formerly known as Orchard Trust Company) Defined Contribution Prototype Plan and Trust (Incorporated by reference to Data I/O's 2007 Annual Report on Form 10-K (File No. 0-10394)).

10.11 Empower Retirement (formerly known as Great West Financial (formerly known as Orchard Trust Company) Non-standardized 401(k) Plan (Incorporated by reference to Data I/O's 2007 Annual Report on Form 10-K (File No. 0-10394)).

10.12 Empower Retirement (formerly known as Great West Financial (formerly known as Orchard Trust Company) Defined Contribution Prototype Plan and Trust Amendment for Pension Protection Act and Heart Act. (Incorporated by reference to Data I/O's 2009 Annual Report on Form 10-K (File No. 0-10394)).

10.13 Form of Indemnification Agreement. (Incorporated by reference to Data I/O's 2010 Annual Report on Form 10-K (File No. 0-10394)).

10.14 Letter Agreement with Anthony Ambrose (Incorporated by reference to Data I/O's Current Report on Form 8-K filed on October 29, 2012).

10.15 Amended and Restated Data I/O Corporation 2000 Stock Compensation Incentive Plan approved May 10, 2012 (Incorporated by reference to Data I/O's 2012 Proxy Statement filed April 3, 2012).

10.16 Letter Agreement with Rajeev Gulati (Incorporated by reference to Data I/O's Current Report on Form 8-K filed on July 31, 2013).

10.17 Amended and Restated Data I/O Corporation 2000 Stock Compensation Incentive Plan approved April 30, 2014 (Incorporated by reference to Exhibit 10.30 of Data I/O's March 31, 2014 Quarterly Report on Form 10-Q (File No. 0-10394)).

10.18 Form of Executive Agreement (Incorporated by reference to Exhibit 10.31 of Data I/O's June 30, 2014 Quarterly Report on Form 10-Q (File No. 0-10394)).

10.19 Third Amendment to Lease, (Redmond East) between Data I/O Corporation and Arden Realty Limited Partnership, made as of June 1, 2015 (Incorporated by reference to Exhibit 10.29 of Data I/O's June 30, 2015 Quarterly Report on Form 10-Q (File No. 0-10394)).

10.20 Empower Retirement (formerly known as Great West Financial) Financial Adoption Agreement #005 Non-standardized 401(k) Plan (Incorporated by reference to Data I/O's 2015 Annual Report on Form 10-K (File No. 0-10394)).

10.21 Empower Retirement (formerly known as Great West Financial) Financial Adoption Agreement #005 Non-standardized 401(k) Plan (Incorporated by reference to Data I/O's 2016 Annual Report on Form 10-K (File No. 0-10394)).

10.22 Negotiation Protocol for the Purchase of Data I/O's PSV7000, a supply agreement executed July 20, 2016, between Data I/O Corporation and Bosch Car Multimedia Group (Incorporated by reference to Exhibit 10.31 of Data I/O's September 30, 2016 Quarterly Report on Form 10-Q (File No. 0-10394)). (Portions of this exhibit have been omitted based on confidential treatment granted by the SEC. The omitted portions of these exhibits have been filed separately with the SEC. The registrant undertakes to furnish on a supplemental basis a copy of any omitted schedules to the Securities and Exchange Commission upon request.).

10.23 Fifth Amendment to Lease, between Data I/O Corporation and BRE WA OFFICE OWNER LLC, made as of September 12, 2017 (Incorporated by reference to Data I/O's September 30, 2017 Quarterly Report on Form 10-Q (File No. 0-10394)).

10.24 1st Amendment to Negotiation Protocol executed on September 24, 2018 between Data I/O Corporation and Robert Bosch GmbH (Incorporated by reference to Exhibit 10.35 of Data I/O's September 30, 2018 Quarterly Report on Form 10-Q (File No. 0-10394)). (Portions of this exhibit have been omitted based on a request for confidential treatment made to the SEC. The omitted portions of these exhibits have been filed separately with the SEC. The registrant undertakes to furnish on a supplemental basis a copy of any omitted schedules to the Securities Exchange Commission upon request.).

10.25 Letter Agreement with Michael Tidwell (Incorporated by reference to Form 8-K filed on May 1, 2019).

10.26 Amended and Restated Data I/O Corporation 2000 Stock Compensation Incentive Plan approved May 20, 2021 (Incorporated by reference to Data I/O's 2021 Proxy Statement dated April 5, 2021).

10.27 Sixth Amendment to Lease, between Data I/O Corporation and Alco Redmond East, LLC, made as of October 4, 2021 (Incorporated by reference to Data I/O's 2021 Annual Report on Form 10-K (File No. 0-10394)).

10.28 Empower Retirement (formerly known as Great West Financial) Financial Adoption Agreement #001 Non-standardized 401(k) Plan (Incorporated by reference to Data I/O's 2021 Annual Report on Form 10-K (File No. 0-10394)).

10.29 Form of Executive Agreement (Incorporated by reference to Form 8-K filed on February 6, 2023).

10.30 Amended and Restated Data I/O Corporation 2000 Stock Compensation Incentive Plan approved May 18, 2023 (Incorporated by reference to Data I/O's 2023 Proxy Statement dated April 3, 2023).

10.31 Data I/O Corporation 2023 Omnibus Incentive Compensation Incentive Plan approved May 18, 2023 (Incorporated by reference to Data I/O's 2023 Proxy Statement dated April 3, 2023).

10.32 Form of Performance Stock Unit Award Agreement (Incorporated by reference to Data I/O's 2023 Annual Report on Form 10-K (File No. 0-10394).

10.33 Form of Restricted Stock Unit Award Agreement (Incorporated by reference to Data I/O's 2023 Annual Report on Form 10-K (File No. 0-10394).

10.34 Letter Agreement with Gerald Y. Ng (Incorporated by reference to Form 8-K filed on June 30, 2023).

10.35 Executive Employment Agreement with William Wentworth (Incorporated by reference to Form 10-Q filed on November 12, 2024).

10.36 Transition Agreement with Anthony Ambrose (Incorporated by reference to Form 10-Q filed on November 12, 2024).

10.37 Seventh Amendment to Lease, between Data I/O Corporation and Alco Redmond East, LLC, made as of October 17, 2024.

10.38 Independent Contractor Agreement and Proposal and Statement of Work effective on April 28, 2025 between Data I/O Corporation and Theisen Advisory Group, LLC dba TAG CXO (Incorporated by reference to Form 10-Q filed on August 12, 2025).

10.39 Executive Employment Agreement with Charlies DiBona (Incorporated by reference to Form 8-K filed on August 12, 2025).

10.40 Amendment No. 1 to the Executive Employment Agreement with Charles DiBona (incorporated by reference to Form 8-K filed on August 14, 2025).

19.1	Insider Trading Policy	65
21.1	Subsidiaries of the Registrant	74
23.1	Consent of Independent Registered Public Accounting Firm	75

31 **Certification – Section 302:**

31.1	Chief Executive Officer Certification	76
31.2	Chief Financial Officer Certification	77

32 **Certification – Section 906:**

32.1	Chief Executive Officer Certification	78
32.2	Chief Financial Officer Certification	79

97 Data I/O Corporation INCENTIVE COMPENSATION RECOVERY POLICY (Incorporated by reference to Data I/O's 2023 Annual Report on Form 10-K (File No. 0-10394).

101 Interactive Data Files Pursuant to Rule 405 of Regulation S-T

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATA I/O CORPORATION
(REGISTRANT)

DATED: April 16, 2026

By: /s/William Wentworth
William Wentworth
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

NAME & DATE		TITLE
By: /s/William Wentworth William Wentworth	April 16, 2026	President and Chief Executive Officer (Principal Executive Officer), Director
By: /s/ Charles J. DiBona Charles J. DiBona	April 16, 2026	Chief Financial Officer Vice President Secretary, Treasurer (Principal Financial and Accounting Officer)
By: /s/Douglas W. Brown Douglas W. Brown	April 16, 2026	Director
By: /s/Sally A. Washlow Sally A. Washlow	April 16, 2026	Director
By: /s/Edward J. Smith Edward J. Smith	April 16, 2026	Director
By: /s/Garrett Larson Garrett Larson	April 16, 2026	Director
By: /s/Steven Waszak Steven Waszak	April 16, 2026	Director

DATA I/O CORPORATION
SCHEDULE II – CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

(in thousands)	Balance at Beginning of Period	Charged/ (Credited) to Costs and Expenses	Deductions- Describe	Balance at End of Period
Year Ended December 31, 2024:				
Allowance for credit losses	$72	($3)	($47) [1]	$22
Year Ended December 31, 2025:				
Allowance for credit losses	$22	$7	$ - [1]	$29

[1] Uncollectable accounts written off, net of recoveries

EXHIBIT 19.1

DATA I/O CORPORATION
SECURITIES TRADING POLICY
and
SECURITIES LAW SUMMARY MEMORANDUM

January 1999; updated 2005, 2007, 2012, 2019 & 2020

Data I/O Corporation (the "Company") has adopted policies and a compliance program to assist directors, officers, employees and consultants of the Company in complying with the requirements of the insider trading and short-swing profit laws. This memorandum sets forth the Company's policy on trading in the Company's securities, outlines procedures established as part of the compliance program and provides a summary of certain of your obligations under the federal securities laws.

Corporate Policy Relating to Trading in the Company's Stock

It is the Company's strict policy to ban: (a) trading of securities of the Company by any person while in possession of material, non-public information; (b) trading of securities of any other publicly-held company about which any such person learns non-public information through his or her relationship with the Company; (c) tipping or disclosure by any person of any material, non-public information regarding the Company or other publicly-held company if such information was acquired through such person's relationship with the Company; and (d) hedging of the Company's common stock.

"Material non-public information" is information that:

(i) could reasonably be expected to have a significant effect on the market price or value of the Company's securities; or

(ii) a reasonable investor would consider important in making an investment decision regarding the purchase or sale of the securities of the Company;

and that has not been previously disclosed or published by means of a broadly disseminated news release or securities filing with a reasonable amount of time having been given for investors to analyze the information.

Examples of material undisclosed information include but are not limited to: financial performance and significant changes in financial performance; projections and strategic plans; major corporate acquisitions and dispositions; significant changes to major assets and operations; changes in ownership of the Company's securities that may affect the control of the Company; significant changes in senior management or to the Board of Directors; significant litigation; changes in corporate structure, such as reorganizations; changes in capital structure; significant new debt or material events of default; public or private sale of additional securities; entering into or loss of significant contracts; major labor disputes or disputes with major contractors, customers or suppliers; takeover bids and issuer bids; and any decision to implement such a change by the Company's Board of Directors or by senior management who believe that confirmation of the decision by the Company's Board of Directors is probable.

If you have any doubt whether certain information is "material," you should not trade or communicate such information. Information is "non-public" until it has been made available to investors generally, such as in publicly available reports filed with the applicable stock exchange or securities commission or in press releases issued by a company. In general, information may be presumed to have been available to investors two business days after the formal release of such information.

Prohibited Activities

Insider Trading: You must not engage in transactions in any securities, whether of the Company or of any other public companies, while in possession of material, non-public information regarding such securities, ("insider trading").

Under this Policy, "trading" includes any sale or purchase of securities of the Company, including but not limited to: (a) hedging or monetization transactions or similar arrangements with respect to securities of the Company and (b) buying or selling puts or calls or other derivative securities on the Company's securities.

Tipping: You must not disclose material, non-public or other confidential information relating to the Company or other companies, when obtained in the course of service to the Company, to anyone, inside or outside of the Company (including family members) ("tipping"), except on a strict need-to-know basis as is necessary in the course of the Company's business and under circumstances that make it reasonable to believe that the information will not be misused or improperly disclosed by the recipient. You must treat all information concerning the Company as confidential and proprietary to the Company. Any uncertainty concerning the disclosure of any such information to other persons in the course of the Company's business should be im-mediately brought to the attention of the Chief Financial Officer for resolution. You must also refrain from recommending or suggesting that any person engage in transactions in securities, whether of the Company or any other company, while in possession of material, nonpublic in-formation about those securities or that company. Both the person who provides the information and the person who receives the information are liable under securities laws if the per-son who receives the information trades in securities based on the provided non-public information.

Trading During Blackouts: You must not, directly or indirectly, trade in securities of the Company during any blackout period.

Hedging Transactions: Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. These transactions allow the person to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company's other shareholders. Therefore, the Company prohibits you from engaging in such trans-actions.
Additional Policies Relating to Insiders

To facilitate compliance with the foregoing insider trading policy, and to assist officers and directors with compliance with their personal obligations under the beneficial ownership reporting requirements and short-swing profit recapture provisions of Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act") and the resale procedures of Rule 144, no officer or director of the Company and certain other persons designated from time to time by the President or Chief Financial Officer ("Insiders") should purchase or sell securities of the Company without first contacting the Company's President or Chief Financial Officer. A determination will be made in each instance as to whether the Company is then in possession of material non-public information which could prohibit directors and officers from buying or selling the Company's securities. At that time, the Company can also assist the director or officer with determining whether a purchase or sale will result in a violation of the short-swing profit recapture provisions of Section 16.

Given the Company's financial reporting practices and procedures, a hold routinely will be imposed on all transactions in the Company's securities by Insiders beginning approximately 2 weeks preceding the end of each fiscal quarter and end after one full day of trading in the stock after financial results for that fiscal quarter have been publicly announced. It is the Company's practice to announce financial results during the fourth or fifth week following the end of each fiscal quarter. Accordingly, you should expect that there will be a trading hold of six or seven weeks each quarter and longer at year end due to the audit. The precise timing of these recurring hold periods may vary from period to period. In addition, other circumstances will occur from time to time requiring that there be a hold on any trading in the Company's securities by its Insiders. Accordingly, it is imperative that you strictly follow the procedure of contacting the President or Chief Financial Officer prior to making any purchase or sale of the Company's securities.

The remainder of this Memorandum is intended to familiarize you with the obligations of Insiders of public companies under the federal securities laws. In the interest of brevity, the following discussion of applicable rules and regulations has been condensed and is therefore not comprehensive. In addition, the legal requirements described are those which are currently in effect; these requirements may change from time to time. As a working guideline for action, we suggest, in any case where even the most remote doubt exists as to your personal obligations or the Company's responsibilities arising under the securities laws, that you seek further information and guidance from the Company.

I. Insider Trading Regulations.

The insider trading laws consist of several rules and regulations, including Rule 10b-5, promulgated pursuant to § 10(b) of the Exchange Act and the Insider Trading and Securities Fraud Enforcement Act of 1988 ("ITSFEA"). Those laws create corporate and personal liability in connection with (a) the purchase or sale of securities on the basis of material non-public information or (b) the disclosure of such information to another person who buys or sells securities based on it. The exposure under these laws is great; under ITSFEA, an individual who trades on or tips inside information is liable for civil penalties of up to three times the profit gained or loss avoided by the trade and criminal penalties of $ fines and jail time. Also under ITSFEA, an employer or other "controlling person" may be liable for trading on material, non-public information by employees if the corporate employer or controlling person knew or recklessly disregarded facts that would lead a reasonable person to believe that a person within its control was likely to trade on material, non-public information and failed to take appropriate steps to prevent such trading. Under these circumstances, the Company or other controlling persons may face a civil penalty of the greater of $ fines or three times the profit gained or loss avoided by the trade.

A. Who is an Insider for this Purpose?

An insider is anyone who has access to confidential information relating to the Company. Given their positions with the Company, directors and officers are typically deemed to have access to confidential information relating to the Company regardless of whether they have actual knowledge of such information.

B. What is Inside Information?

Inside information is any material information about the Company that is not available to the general public. Information is material if it would be considered important by a reasonable investor in making a decision to buy, sell or hold the security in question. The type of information most commonly found to be inside information relates to future sales, future earnings, interim financial results or acquisition negotiations.

C. What About Trading by Family Members?

Purchases and sales of securities by members of the immediate family or household of an insider may be deemed to be purchases and sales by the insider for purposes of the insider trading laws. Therefore, an insider and the Company could be liable for purchases or sales of securities by the insider's parents, spouse, children or other persons residing in the insider's household if such transactions are made at a time when material, non-public information is known or attributable to the insider.

Each insider is responsible for ensuring that members of his or her family and persons residing in his or her household comply with the Company's policy regarding insider trading. It is suggested that each insider closely monitor all purchases and sales of securities of the Company by such persons.

D. What is the Purpose of the Company's Policy?

Most violations of the insider trading rules are inadvertent, but liability for corporate insiders can be extreme. In addition, ITSFEA places responsibility on the Company and on management as "controlling persons" to take steps to prevent violations of the insider trading laws. Thus, it is important for the Company to adopt policies and procedures to (a) prevent valued employees from making career-ending mistakes, (b) protect the Company and its key executives from controlling person liability, and (c) avoid any situation which could damage the Company's reputation for integrity and ethical conduct.

In summary, whenever any doubt exists, the presumption should be against trading in the Company's stock by any person with access to inside information until at least 48 hours after the information has been publicly announced or it is no longer material. Each individual who has access to material information must exercise the utmost caution in preserving the confidentiality of that information within the Company. If anyone becomes aware of a leak of material information, whether inadvertent or otherwise, he or she should report the situation to management immediately.

II. Section 16 Reporting Requirements; Short-Swing Profit Recapture; and Prohibition on Short Sales

A. Applicability of Section 16.

Section 16 under the Exchange Act imposes certain reporting requirements and trading restrictions on the Company's directors and officers and beneficial owners of more than 10% of a class of the Company's equity securities ("10% Holders"). These persons are generally referred to herein as "Section 16 Insiders". The Section 16 rules limit the term "officer" to those officers generally considered "executive officers," including the Company's president, principal financial officer, principal accounting officer and any vice presidents in charge of a principal business unit, division or function. However, any other officer or other person who performs a significant policy-making function for the Company, who performs important executive duties, or is privy to non-public information of such character that he or she would be likely to obtain confidential information about the Company that would be useful in transactions in the Company's securities may also be considered an "officer" for Section 16 purposes. In determining whether a shareholder is a 10% Holder, they will be deemed to beneficially own all securities over which they have or share the power to vote or sell.

B. Reporting Requirements of Section 16(a).

Section 16 is enforced through the reporting requirements of Section 16(a). Section 16(a) requires every Section 16 Insider to report to the SEC and the Company each acquisition and disposition of shares of the Company's common stock or any other equity securities issued by the Company that are beneficially owned (as defined below) by such person, including the grant or exercise of options to purchase such securities.

1. Beneficial Ownership. Section 16 Insiders are only required to report transactions in securities that are beneficially owned by them. For purposes of determining the number of securities to report on a Section 16(a) form, Section 16 Insiders are deemed to beneficially own all securities in which they have a direct or indirect "pecuniary interest". Generally a pecuniary interest is defined as the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the subject securities. Section 16 Insiders are presumed to have a pecuniary interest in certain specified securities, including:

(i) any "derivative securities", such as options, warrants or convertible securities, which give the Insider the right to acquire the Company's securities through their exercise or conversion, whether the derivative securities are presently exercisable or not;

(ii) Company securities held by the Insider's immediate family members who share the same household as the Insider;

(iii) Company securities held by a trust in which the Insider has an interest; and

(iv) Company securities held by a general partnership or limited partnership in which the Insider is a general partner (or limited partner which makes investments decisions), but only to the extent of such Insider's proportionate interest in the securities held by the partnership.

2. Reporting Forms. Section 16 provides specific forms for reporting transactions in securities. Each Section 16 Insider is responsible for the preparation and filing of his or her required reports. Three reporting forms are in effect: the initial Form 3 to be filed upon becoming a Section 16 Insider, the monthly Form 4 for certain transactions in the Company's stock, and the annual Form 5 filing for all other transactions in the Company's stock.

(i) Initial Report on Form 3. A Form 3 must be filed with (and received by) the SEC within ten days after an individual (1) becomes a Section 16 Insider of the Company, whether or not such individual owns any Company stock at the time or (2) becomes a 10% Holder of the Company's stock. The individual must report on the Form 3 not only the shares of Company stock which he or she holds directly or indirectly, but also any shares of Company stock which are beneficially owned (as defined above) and held by his or her spouse, children and other members of the immediate family residing in the same household. A copy of the Form 3 must also be delivered to the Company within the same 10-day reporting period.

(ii) Form 4 Report. Form 4 is used for reporting of all transactions which result in a change of beneficial ownership in the Company's securities, other than those transactions which are exempt from Section 16(b) (such as gifts and inheritances) and other transactions entitled to be reported on a deferred basis such as "small acquisitions" In

addition, all grants, exercises and conversions of derivative securities (such as options granted under the Company's option plan) must be reported currently on a Form 4. A Section 16 Insider must report total beneficial ownership for each class of securities in which a transaction was reported. Stock splits and stock dividends are exempt from reporting so long as the increase or decrease in the number of securities held as a result of the split or dividend applies equally to all securities of that class. If the exercise price or amount of shares underlying a derivative security are changed as a result of a stock split or stock dividend, a Section 16 Insider may note the reason for the change in the space provided on the next filed Form 4 or Form 5 (discussed below). Form 4 must be electronically filed with (and received by) the SEC by the second day after the reportable transaction is effected. As with the Form 3, the Form 4 must also be delivered to the Company.

(iii) Form 5 Annual Report. Form 5 is a year-end "clean up" filing, used primarily to report transactions involving changes in beneficial ownership that are not required to be reported earlier on Form 4, either because they are exempt from Section 16(b) liability (such as gifts or inheritances) or are otherwise entitled to be reported on a deferred basis (such as "small acquisitions"). Any person who was a Section 16 Insider at any time during the fiscal year must file a Form 5 unless all transactions otherwise required to be reported on Form 5 have been previously reported on a Form 4. Section 16 Insiders must also disclose on Form 5 all transactions during the fiscal year that should have been, but were not, reported earlier on a Form 3 or Form 4 and must state their total beneficial holdings as of fiscal year end. A Form 5 must be filed by a Section 16 Insider within 45 days after the end of each fiscal year. No Form 5 filing will be required if a Section 16 Insider has reported all transactions in the Company's stock on previously filed Form 4 reports. However, the individual must provide the Company with a written representation that no Form 5 is required.

(iv) Changes in Form of Beneficial Ownership. Changes in the form of ownership (such as changes from indirect to direct ownership) which do not affect a Section 16 Insider's previously-reported pecuniary interest in the Company's securities (other than the exercise or conversion of a derivative security (such as a stock option) or the deposit into or withdrawal from a voting trust) do not need to be reported as line items on a Form 4 or Form 5. Instead, a Section 16 Insider that experiences a change in beneficial ownership should reflect the new form of beneficial ownership in the next otherwise required Form 4 or Form 5 involving the same class of equity securities which experienced the change.

3. Timing of Filing. As a general rule, Section 16(a) reports are considered filed only when received by the SEC in Washington, D.C. The forms must be filed electronically on EDGAR, the SEC's electronic filing system.

C. Short Swing Profit Liability of Section 16(b).

Section 16(b) of the Exchange Act provides that any profit realized by a Section 16 Insider on a purchase and a sale, or sale and purchase, of the Company's securities within a six-month period is recoverable by the Company. For this purpose it does not matter whether the purchase or the sale occurred first, nor is it necessary for the same shares to be involved in each of the matched transactions. In addition, losses cannot be offset against gains. Transactions are paired so as to match the lowest purchase price and the highest sales price within any six-month period, thus finding the maximum spread. For example, a sale of common stock, followed by a purchase of common stock at a lower price within six months, would result in a profit recoverable by the Company. Purchases or sales by certain related persons or entities also may be imputed to a Section 16 Insider for purposes of Section 16(b). See the discussion of "beneficial ownership" above.

Although Section 16(b) is intended to prevent the unfair use of corporate information by an insider, the restrictions and consequences of Section 16(b) apply whether or not material inside information is in fact used. Thus, it is extremely important that Section 16 Insiders review any planned purchase or sale of Company securities prior to completing the transaction to ensure that it cannot be matched with other transactions during the preceding six months or with other transactions planned within the next six months. There are a substantial number of "professional plaintiffs" who review the reports required by Section 16 described above and bring lawsuits to recover such profits, even if not pursued by the Company.

Importantly, SEC Rule 16b-3 provides, under certain limited circumstances, that the acquisition or disposition of the Company's common stock or derivative securities thereof (such as options to purchase common stock) by or from the Company will not be treated as a purchase or sale of the Company's common stock for purposes of Section 16(b) against which transactions occurring within six months can be matched (although such transactions still need to be reported under Section 16(a)). Effective August 15, 1996, Rule 16b-3 provides three methods of exempting such grants or awards by the Company to its officers and directors: (a) advance approval by the Board of Directors or a committee solely composed of

two or more nonemployee directors, (b) advance approval, or substantial ratification no later than the next annual meeting, by a majority of the Company's voting security holders, and (c) holding the securities for at least six months. In the case of derivative securities, such as options, the six month period begins upon acquisition of the derivative security and will include any time the underlying securities may be held after exercise and prior to disposition. This rule exempts a wide variety of transactions that otherwise would be subject to Section 16(b). Moreover, this exemption category affords a fail-safe mechanism to Section 16 Insiders, in the form of the six-month holding period alternative, for salvaging an exemption where it is belatedly discovered that a flawed approval procedure was employed.

It should be noted, however, that if the Company is relying on the board or shareholder approval alternatives of new Rule 16b-3 as the basis for an exemption, each transaction, i.e., each grant to each recipient, must be approved (whether by the board, committee or shareholders). Thus, approval of the plan as a whole would not be sufficient, except for the approval of a formula plan (where the specific terms and conditions of each transaction are fixed in advance).

D. Prohibition on "Short Sales".

Section 16(c) prohibits Section 16 Insiders from engaging in "short sales". Specifically, Section 16(c) makes it unlawful for any officer or director, directly or indirectly, to sell any equity security of the Company (other than securities exempt from Section 16(c)), if such person (1) does not own the security sold or (2) does own the security, but does not deliver it against such sale within twenty days thereafter, or does not, within five days after such sale, deposit it for delivery.

E. Pre and Post Insider Transactions. Generally, transactions in Company stock that occur before a person becomes an officer or director of a public company are exempt from both the reporting and short-swing profit recovery provisions of Section 16. Many types of transactions after a person ceases to be an officer or director are, however, reportable and subject to short-swing profit recovery under Section 16 if they occur within six months of a transaction that occurred while such person was an officer or director.

F. Serious Consequences for Section 16 Violations.

The Section 16 provisions are highly complex and impose serious consequences for failing to timely file required reports under Section 16(a) or engaging in transactions subject to short-swing profit recovery under Section 16(b). Such consequences include the following:

(i) The Company must identify by name in its annual proxy statement and Annual Report on Form 10-K those officers and directors who failed to file any required report or who filed any delinquent report in the prior fiscal year;

(ii) The SEC may impose monetary penalties for missing Section 16 reporting deadlines;

(iii) Under certain circumstances, a U.S. District Court may bar a Section 16 Insider who has violated Section 16(a) from serving as a director or officer of a public company; and

(iv) Officers and directors who engage in transactions subject to Section 16(b) may be required to disgorge any profits to the Company.

The Company will assist any officer or director who desires help in preparation of Forms 3, 4 and 5. Under the Company's Securities Trading Policy, directors, officers and certain designated employees are required to report in advance any transaction which may involve a change in their beneficial ownership of stock.

III. Restrictions on Sales of Shares under Rule 144.

"Controlling persons" of the Company are restricted in their sale of stock whether or not the shares themselves are "restricted." Accordingly, all sales by controlling persons of shares of the Company's common stock, whether acquired in the public market or in private transactions, must be registered by the Company under the Securities Act or made in compliance with the requirements of Rule 144. Each of the Company's officers and directors is deemed to be a "controlling person" of the Company for this purpose. Absent registration, directors and officers are required to comply with the Rule 144 requirements in any sales of securities. These requirements include (a) selling within the volume limitations of Rule 144 (i.e.

sales during a period of three months may not exceed the greater of (i) one percent of the Company's outstanding shares or (ii) the average weekly trading volume in the Company's common stock for the previous four weeks), and (b) filing a Form 144 with the SEC for sales of over 500 shares or $10,000 in any three-month period. In addition, the sales must be made in "brokers transactions" or directly with a "market maker" who is subject to certain restrictions in the manner of sale. Therefore, be sure to advise your broker of your relationship with the Company whenever effecting trades in the Company's stock. Bear in mind that compliance with Rule 144 is not a substitute for compliance with the insider trading laws or the short-swing profit provisions of Section 16 of the Exchange Act. Thus, an exempt sale under Rule 144 may result in a short-swing profit recoverable by the Company (or any shareholder on behalf of the Company) under Section 16(b) if the sale occurs within six months before or after the seller's purchase of Company stock at a lower price.

IV. Special Requirements for More-Than-Five-Percent-Shareholders

In addition to the requirements discussed above, shareholders who beneficially own more than five percent of the Company's common stock are subject to special reporting requirements discussed in Appendix B attached to this Memorandum.

APPENDIX A

SECURITIES TRANSACTION CHECKLIST

SALES: If a director, officer or 10% Holder (or any member of his or her immediate family) proposes to effect a sale Section 16 and Rule 144 pose the following considerations:

Section 16 Considerations:

1. Have there been any purchases by the Insider (or a member of his or her immediate family) within the past six months?

2. If the shares to be sold were acquired upon the exercise of an option, was the option granted more than six months ago?

3. Are any purchases (including non-exempt acquisitions of shares or options under employee benefit plans) anticipated within the next six months?

4. Has the person responsible for preparing the Form 4 been advised?

Rule 144 Considerations:

5. Is the amount of shares to be sold (together with all sales in the previous 3 months) less than the greater of (a) one percent of the Company's outstanding shares or (b) the average weekly trading volume in the Company's common stock for the previous four weeks?

6. Is the broker effecting the sale aware of the Insider's status as an affiliate?

7. Are more than 500 shares or shares valued at $10,000 or more being sold? If so, has a Form 144 been prepared?

PURCHASES: If an insider proposes to effect a purchase (other than the exercise of an in-the-money option) Section 16 poses the following considerations:

1. Have there been any sales by the insider (or a member of his or her immediate family) within the past six months?

2. Are any sales anticipated within the next six months (such as tax-related or year-end transactions)?

3. Has the person responsible for preparing the Form 4 been advised?

OPTION EXERCISES

1. If any of the option shares are to be sold immediately, was the option granted in compliance with Rule 16b-3?

2. Has the person responsible for preparing the Form 4 been advised?

3. Is the sale in compliance with Rule 144 (See "Rule 144 Considerations" above)?

NOTE: IN ADDITION TO THE ABOVE, ALL TRANSACTIONS MUST COMPLY WITH THE COMPANY'S SECURITIES TRADING POLICY. BEFORE PROCEEDING WITH A PURCHASE OR SALE, CONSIDER WHETHER YOU ARE AWARE OF MATERIAL INSIDE INFORMATION THAT COULD AFFECT THE PRICE OF THE STOCK.

APPENDIX B

FILING REQUIREMENTS FOR MORE THAN FIVE-PERCENT SHAREHOLDERS

1. What special requirements apply to more-than-five-percent Shareholders? When a shareholder is a beneficial owner of more than five percent of the Company's stock, he or she is required to disclose certain information to the SEC by filing either a Schedule 13D or Schedule 13G. For purposes of determining if a shareholder holds more than five percent of the Company's stock, a person is deemed to own any securities which he or she has or shares the power to vote or to sell. Certain shares under options, as well as shares held by certain family members, partnerships, corporations, or trusts are included. Generally, acquisitions (a) before a company's initial public offering, or (b) of less than twenty percent of a class of stock which is not made for the purpose of changing or influencing control of the Company, may be reported on Schedule 13G.

2. What information is included in Schedule 13D and Schedule 13G? Disclosures required under Schedule 13G are less intense than Schedule 13D. Each schedule requires disclosure of the identity and background of the reporting person, the class of securities reported on, the percentage of beneficial ownership and the number of shares owned. In addition, Schedule 13D requires information about the source and amount of funds used to purchase the stock, the purpose of the acquisition and any understanding or other relationships between the reporting person and the Company.

3. When must a Schedule 13D or Schedule 13G be filed? If a shareholder is obligated to file a Schedule 13D, it must be filed within ten days after the purchase that triggers the obligation to file. Amendments to Schedule 13D reporting material changes in an earlier report must be filed "promptly"; filing an amendment within a day or two following the triggering event is generally advisable.

A Schedule 13G and any amendments generally must be filed within 45 days after the calendar year in which the obligation to file the Schedule 13G or the amendment arose. However, if a person is eligible to file Schedule 13G because they hold less than twenty percent of a class of securities, that Schedule 13G must be filed within ten days of the purchase triggering the obligation to file. In addition, a person who filed a Schedule 13G under such circumstances must file an amendment on Schedule 13G "promptly" upon acquiring ten percent of a class of stock and upon increasing or decreasing its holdings by more than five percent of such class. In addition, such person must file a Schedule 13D within ten days if they (i) have acquired securities for the purpose of changing or influencing control of the Company or (ii) hold more than twenty percent of the class. Both Schedule 13Ds and Schedule 13Gs must now be filed electronically via EDGAR. In order for an individual to file via EDGAR, he or she must first obtain an EDGAR identification number by submitting a written application to the SEC. In addition, both the Company and the filer must retain executed originals of the Schedule 13D or Schedule 13G for at least five years from the date of filing.

EXHIBIT 21.1

DATA I/O CORPORATION
SUBSIDIARIES OF THE REGISTRANT

The following table indicates the name, jurisdiction of incorporation and basis of ownership of each of Data I/O's subsidiaries:

Name of Subsidiary	State or Jurisdiction of Organization	Percentage of Voting Securities Owned
Data I/O International, Inc.	Washington	100%
RTD, Inc.	Washington	100%
Data I/O FSC International, Inc.	Territory of Guam	100%
Data I/O GmbH	Germany	100%
Data I/O Electronics (Shanghai) Co., Ltd.	China	100%

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated April 16, 2026, with respect to the consolidated financial statements included in the Annual Report of Data I/O Corporation on Form 10-K for the year ended December 31, 2025. We consent to the incorporation by reference of said report in the Registration Statements of Data I/O Corporation on Forms S-3 (File No. 333-121566 and 333-292649) and on Forms S-8 (File Nos. 002-76164, 002-86785, 002-98115, 002-78394, 33-95608, 33-66824, 33-42010, 33-26472, 33-54422, 333-20657, 333-55911, 33-02254, 33-03958, 333-107543, 333-81986, 333-48595, 333-121861, 333-151006, 333-166730, 333-175840, 333-224971, and 333-279057).

/s/ GRANT THORNTON LLP

San Jose, California

April 16, 2026

EXHIBIT 31.1

Certification by Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350
As Adopted Pursuant to
Section 302(a) of the Sarbanes-Oxley Act of 2002

I, William Wentworth, certify that:

1) I have reviewed this annual report on Form 10-K of Data I/O Corporation;
2) Based upon my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)0 for the registrant and we have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and
    d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: April 16, 2026

/s/ William Wentworth
William Wentworth
Chief Executive Officer
(Principal Executive Officer

EXHIBIT 31.2

Certification by Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350
As Adopted Pursuant to
Section 302(a) of the Sarbanes-Oxley Act of 2002

I, Charles J. DiBona, certify that:

1) I have reviewed this annual report on Form 10-K of Data I/O Corporation;
2) Based upon my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)0 for the registrant and we have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and
    d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: April 16, 2026

/s/ Charles J. DiBona
Charles J. DiBona
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

Certification by Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Data I/O Corporation (the "Company") on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William Wentworth, Chief Executive Officer of the Company, certify, that pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of § 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 16, 2026

/s/ William Wentworth
William Wentworth
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

Certification by Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Data I/O Corporation (the "Company") on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Charles DiBona, Chief Financial Officer of the Company, certify, that pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 16, 2026

/s/ Charles J. DiBona
Charles J. DiBona
Chief Financial Officer
(Principal Financial Officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended **December 31, 2025**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________

Commission file number: 0-10394

DATA I/O CORPORATION
(Exact name of registrant as specified in its charter)

Washington
(State or other jurisdiction of incorporation)

91-0864123
(I.R.S. Employer Identification No.)

6645 185th Ave NE, Suite 100, Redmond, Washington, 98052
(425) 881-6444
(Address, including zip code, of registrant's principle executive offices and telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	DAIO	NASDAQ

Securities registered pursuant to Section 12(g) of the Act
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Accelerated filer ☐
Large accelerated filer ☐
Smaller reporting company ☒
Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of voting and non-voting common equity held by non-affiliates on the registrant as of June 30, 2025: $26,901,555

Shares of Common Stock, no par value, outstanding as of April 14, 2026: 9,394,422

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (the “Amendment”) amends the Annual Report on Form 10-K (the “2025 Form 10-K”) of Data I/O Corporation (the “Company”) for the fiscal year ended December 31, 2025 (the “2025 Fiscal Year”), as filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2026.

We are filing this Amendment to amend the following:

- Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of Part II of the 2025 Form 10-K is hereby amended and restated in its entirety to correct a typographical error of the change in the working capital from 2024 to 2025;
- Various Items in Part III of the 2025 Form 10-K to include the information required by and not included in Part III of the 2025 Form 10-K because we do not intend to file our definitive proxy statement within 120 days of the end of the 2025 Fiscal Year; and
- The Exhibit Index in Item 15 of Part IV of the 2025 Form 10-K is hereby amended and restated in its entirety and currently dated certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to this Amendment. Because no financial statements are contained within this Amendment, we are not filing currently dated certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except as described above, no other changes have been made to the 2025 Form 10-K. The 2025 Form 10-K continues to speak as of the date of the 2025 Form 10-K, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the 2025 Form 10-K other than as expressly indicated in this Amendment.

PART II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves as long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact made in this Annual Report on Form 10-K are forward-looking. In particular, statements herein regarding industry prospects and trends; expected business recovery; industry partnerships; future results of operations or financial position; future spending; expected expenses, breakeven revenue point; cybersecurity risk management and costs; expected market decline, bottom or growth; the development of the Edge AI market; market acceptance of our newly introduced or upgraded products or services; the sufficiency of our cash to fund future operations and capital requirements; development, introduction and shipment of new products or services; changing foreign operations; strategic transformation progress and timeline; ERP implementation timeline; potential acquisitions; and the 2026 organic growth framework; taxes, trade issues and tariffs; expected inventory levels; expectations for unsupported platform or product versions and related inventory and other charges; Russian invasion of Ukraine impacts; Israel – Hamas war impacts; supply chain expectations; semiconductor chip shortages and recovery; and any other guidance on future periods are forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements, or other future events. Moreover, neither Data I/O nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this Annual Report. The Reader should not place undue reliance on these forward-looking statements. The following discussions and the section entitled "Risk Factors - Cautionary Factors That May Affect Future Results" describes some, but not all, of the factors that could cause these differences.

OVERVIEW

Data I/O Corporation is a global leader in data programming and provisioning solutions for flash memory, microcontrollers and security integrated circuits. The Company designs, manufactures and sells programming and security deployment systems used by electronics manufacturers in automotive, Internet-of-Things, industrial, medical, wireless and consumer electronics applications. Since 1972, the Company has enabled the design and manufacture of electronic products through innovative programming solutions, and today its customers use Data I/O's security deployment and programming systems to reliably, securely and cost-effectively bring innovative new products to life. The Company's global operations include manufacturing and engineering facilities in Redmond, Washington and Shanghai, China, with additional sales and support operations in Munich, Germany.

The year ended December 31, 2025 was a pivotal period for the Company, defined by a comprehensive strategic transformation executed under the leadership of President and CEO William Wentworth, who assumed the role in the fourth quarter of 2024. The transformation was designed around six strategic priorities: modernizing the Company's go-to-market strategy, investing in the core technology platform, strengthening customer relationships, optimizing business operations and IT infrastructure, improving operational processes, and deploying artificial intelligence across the organization. As the Company enters 2026, management believes the transformation is approximately one year ahead of schedule relative to its original multi-year plan.

A central element of the transformation has been expanding the Company's addressable market. Historically, Data I/O served the relatively narrow market for offline semiconductor programming equipment, where demand is predominantly tied to customers' capital expenditure budgets and capacity expansion decisions. The Company is now repositioning itself to serve the significantly larger data provisioning market, which encompasses the programming, configuration, and testing of connected devices across the full manufacturing lifecycle. This expanded market opportunity includes services and solutions for programming at test and support for the growing Edge AI ecosystem. Management believes the broader data provisioning

market represents a meaningfully larger opportunity than the traditional programming equipment market segment the Company has historically served.

Subsequent to year end, in February 2026, the Company announced a collaboration with IAR, a global leader in embedded development tools and security solutions, to combine IAR's security expertise with Data I/O's provisioning expertise. The collaboration is intended to create a frictionless solution that reduces the complexity inherent in current device provisioning approaches, simplifying the process of securely programming and provisioning devices across global manufacturing supply chains. This collaboration is an early example of the Company's strategy to build partnerships that extend its platform into adjacent areas of the data provisioning value chain.

The buildout of Edge AI represents a significant emerging growth driver for the Company. Autonomous systems, connected vehicles, industrial IoT devices and smart infrastructure all require increasing volumes of data to be economically and securely provisioned into semiconductor devices at the various points in the manufacturing process. As the proliferation of AI-enabled devices at the network edge accelerates, the demand for high-throughput, secure programming and provisioning solutions is expected to grow substantially. The Company observed encouraging early indicators of this trend during the fourth quarter of 2025 and into early 2026, with new customer logos engaging on definitive production timelines for Edge AI applications. Management believes the convergence of Edge AI buildout and increasing device complexity positions the Company favorably for sustainable long-term growth.

During 2025, the Company deployed artificial intelligence across all functional departments to accelerate operations and reduce costs. AI-enabled efficiencies were a key contributor to a 7% reduction in recurring operating expenses, from an annualized run rate of approximately $26.7 million at the time of the CEO transition in November 2024 to approximately $24.8 million by year end 2025. The Company has identified plans for an additional $1.0 million of annual run rate savings to be realized within the first half of 2026. AI tools were applied to software engineering to accelerate programming algorithm development and device support, ERP implementation planning and data migration, customer support and service processes, and internal business operations including financial reporting and analysis. Management believes these AI capabilities enabled the Company to accomplish its transformation objectives significantly faster than would have been achievable through traditional approaches, and that ongoing AI deployment will continue to yield productivity gains and competitive advantages.

The Company has turned its strategic attention to broadening and stabilizing its business model. Historically, Data I/O's revenues have been overwhelmingly tied to capital expenditure cycles in programming equipment, making the business highly cyclical and dependent on customers' capacity expansion decisions. The Company is making concerted efforts to reduce its dependence on the automotive electronics sector, historically the Company's largest end market. Automotive electronics represented approximately 64% of 2025 bookings, compared to 59% in 2024. More broadly, the Company is focused on developing a more balanced revenue model that incorporates recurring services and consumables revenues, including adapter sales, software services, and programming-at-test service offerings. For the full year 2025, consumable adapters and services represented 58% of total revenue, providing a more stable and recurring base, while platform sales represented 42% of total revenue. Deferred revenue decreased to approximately $1.5 million at December 31, 2025 from $1.6 million at December 31, 2024.

For the full year ended December 31, 2025, the Company reported net sales of $21.5 million, compared to $21.8 million in 2024.

Bookings for the full year 2025 were $18.6 million, a decrease of 17% from $22.5 million in 2024, with backlog at December 31, 2025 of $1.6 million. Regionally, 2025 bookings were strongest from customers throughout Asia, while North America demand for bookings was consistent with the prior year though tailing off in the fourth quarter and Europe declined more generally, reflecting both the ongoing automotive downturn and the Company's deliberate efforts to diversify its customer base into adjacent markets. Despite the near-term booking softness, the Company observed very encouraging customer activity in the fourth quarter 2025 and into early 2026, with new customer engagements and definitive production timelines providing increased confidence in the demand environment heading into the new year.

Looking ahead, the Company has established a 2026 business framework that encompasses organic revenue growth only, from which management sees a path to positive operating cash flows. Inorganic growth opportunities, while actively being evaluated, are not incorporated into this framework and would be incremental to the organic plan. The framework is supported by the convergence of the Company's platform investments, expanding market opportunities in data provisioning

and Edge AI, the strategic transformation progress realized in 2025, improved operational capabilities and a strengthened leadership team. The Company's balance sheet provides a solid foundation, with $7.9 million in cash and no debt as of December 31, 2025. Management made deliberate changes to the Board of Directors and executive suite over the past 18 months to ensure the right team is in place to execute this growth plan, and the Company engaged a leading boutique middle-market investment bank to evaluate inorganic growth opportunities aligned with its strategic direction. Based on the progress achieved in 2025 and the early indicators observed in the demand environment, management is confident that 2026 will be a year of growth for Data I/O.

CRITICAL ACCOUNTING POLICY JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that we make estimates and judgments, which affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition: Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606) provides a single, principles-based five-step model to be applied to all contracts with customers. It generally provides for the recognition of revenue in an amount that reflects the consideration to which the Company expects to be entitled, net of allowances for estimated returns, discounts or sales incentives, as well as taxes collected from customers when control over the promised goods or services are transferred to the customer.

We expense contract acquisition costs, primarily sales commissions, for contracts with terms of one year or less and will capitalize and amortize incremental costs with terms that exceed one year. During 2025 and 2024, the impact of capitalization of incremental costs for obtaining contracts was immaterial. We exclude sales, use, value added, some excise taxes and other similar taxes from the measurement of the transaction price.

We recognize revenue upon transfer of control of the promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We have determined that our programming equipment has reached a point of maturity and stability such that product acceptance can be assured by testing at the factory prior to shipment. These systems are standard products with published product specifications and are configurable with standard options. The evidence that these systems could be deemed accepted was based upon having standardized factory production of the units, results from batteries of tests of product performance to our published specifications, quality inspections and installation standardization, as well as past product operation validation with the customer and the history provided by our installed base of products upon which the current versions were based.

We enter into arrangements with multiple performance obligations that arise during the sale of a system that could include hardware, software, service and support, and extended maintenance components. We allocate the transaction price of each element based on the relative selling price of each performance obligation. For hardware, we determine our best estimate of selling price based on an expected cost-plus-a-margin approach. For the service and support performance obligations, we use the price charged by distributors who perform these components. For software maintenance performance obligations, we use what we charge for annual software maintenance renewals after the initial year the system is sold. Revenue is recognized on the system based on shipping terms, software based on delivery, and services based on completion of work and software maintenance and extended warranty support ratably over the term of the agreement, typically one year.

When we license software separately, we recognize revenue upon the transfer of control of the software, which is generally upon shipment, provided that only inconsequential performance obligations remain on our part and substantive acceptance conditions, if any, have been met.

We recognize revenue when there is an approved contract that both parties are committed to perform, both parties rights have been identified, the contract has substance, collection of substantially all the consideration is probable, the transaction price has been determined and allocated over the performance obligations, the performance obligations, including substantive acceptance conditions, if any, in the contract have been met, the obligation is not contingent on resale of the

product, the buyer's obligation would not be changed in the event of theft, physical destruction or damage to the product, the buyer acquiring the product for resale has economic substance apart from us, and we do not have significant obligations for future performance to directly bring about the resale of the product by the buyer. We establish a reserve for sales returns based on historical trends in product returns and estimates for new items. Payment terms are generally 30 to 60 days from shipment.

We transfer certain products out of service from their internal use and make them available for sale. The products transferred are typically our standard products in one of the following areas: service loaners, rental or test units; engineering test units; or sales demonstration equipment. Once transferred, the equipment is sold by our regular sales channels as used equipment inventory. These product units often involve refurbishing with standard equipment warranty provided and are conducted as sales in our normal and ordinary course of business. The transfer amount is the product unit's net book value, and the sale transaction is accounted for as revenue and cost of goods sold.

Allowance for Credit Losses: Allowance for credit losses is based on our assessment of the losses collectively expected for the future, as well as collectability of specific customer accounts and the aging of accounts receivable. If there is deterioration of a major customer's credit worthiness or actual defaults are higher than historical experience, or events forecast that collectively indicate some impairment is expected, our estimates of the recoverability of amounts due to us could be adversely affected.

Inventory: Inventories are stated at the lower of cost or net realizable value. Adjustments are made to standard cost, which approximates actual cost on a first-in, first-out basis. We estimate reductions to inventory for obsolete, slow-moving, excess and non-salable inventory by reviewing current transactions and forecasted product demand. We evaluate our inventories on an item-by-item basis and record inventory adjustments accordingly. If there is a significant decrease in demand for our products, uncertainty during product line transitions, or a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase our inventory adjustments, and our gross margin could be adversely affected.

Warranty Accruals: We accrue for warranty costs based on the expected material and labor costs to fulfill our warranty obligations. If we experience an increase in warranty claims, which are higher than our historical experience, our gross margin could be adversely affected.

Tax Valuation Allowances: Given the uncertainty created by our loss history, capital and geographic spending, as well as income and current net deferred tax assets by entity and country, we expect to continue to limit the recognition of net deferred tax assets and accounting for uncertain tax positions and maintain the tax valuation allowances. At the current time, we expect, therefore, that reversals of the tax valuation allowance will take place as we are able to take advantage of the underlying tax loss or other attributes in carry forward or their use by future income or circumstances allow us to realize these attributes. The transfer pricing and expense or cost sharing arrangements are complex areas where judgments, such as the determination of arms-length arrangements, can be subject to challenges by different tax jurisdictions.

Share-based Compensation: We account for share-based awards provided to our employees and directors, including employee stock option awards, performance stock unit awards and restricted stock unit awards, using the estimated grant date fair value method of accounting. For options, we estimate the fair value using the Black-Scholes valuation model and an estimated forfeiture rate. Restricted stock unit awards and performance stock unit awards are valued based on the average of the high and low price on the date of the grant and an estimated forfeiture rate. For options, performance and restricted stock unit awards, expense is recognized as compensation expense on the straight-line basis. Employee Stock Purchase Plan ("ESPP") shares were issued under provisions that do not require us to record any equity compensation expense.

RESULTS OF OPERATIONS:

NET SALES

Net sales by location	2025	Change	2024
(in thousands)			
United States	$1,289	(6.4%)	$1,377
% of total	6.0%		6.3%
International	$20,211	(0.9%)	$20,392
% of total	94.0%		93.7%

Net sales by type	2025	Change	2024 (as Revised)
(in thousands)			
Platform Sales	$8,997	(14.0%)	$10,466
Adapter Sales	7,903	9.9%	7,190
Software and Services Sales*	4,600	11.9%	4,113
Total	$21,500	(1.2%)	$21,769

* includes service and parts sales associated with equipment service contracts

The Company identified an error in the prior-year disaggregated revenue amounts of net sales by type. As a result, the 2024 revenue by major category amounts have been revised. The correction did not impact the Company's previously reported consolidated balance sheets, statements of operations, comprehensive income (loss), or statements of cash flows. See Note 15 for additional information regarding the revision of prior-period disaggregated revenue amounts.

Net sales for the year ended December 31, 2025 decreased approximately 1.2%, to $21.5 million, compared to $21.8 million in 2024. In 2025, automotive electronics uncertainty persisted and customer capacity expansion slowed, resulting in lower system shipments, notably in Europe, which were partially offset by growth in Asia. Automotive electronics represented 64% of 2025 bookings compared to 59% for 2024. For the full year, consumable adapters and services revenue increased, representing 58% of total revenue and helping mitigate the decline in system sales.

Order bookings in 2025 were $18.6 million, down approximately 17% compared to $22.5 million in 2024, due to similar market challenges noted for revenue. The order backlog on December 31, 2025 was $1.6 million. Additionally, deferred revenue was approximately $1.5 million on December 31, 2025.

GROSS MARGIN

	2025	Change	2024
(in thousands)			
Gross margin	$10,596	(8.7%)	$11,606
Percentage of net sales	49.3%		53.3%

Gross margin as a percentage of sales for the year ended December 31, 2025, was 49.3%, compared to 53.3% in 2024. The decrease in gross margin as a percentage of sales primarily reflects lower sales volume and lower related absorption of labor and overhead costs.

RESEARCH AND DEVELOPMENT

(in thousands)	2025	Change	2024
Research and development	$6,531	4.7%	$6,240
Percentage of net sales	30.4%		28.7%

Research and development ("R&D") expense increased $291,000 for the year ended December 31, 2025, compared to 2024. The increase was primarily related to increased staff, notably in China.

We invest in R&D to significantly enhance our existing solutions and create new products as markets develop and technologies change. During 2025, we continued to invest in the creation of new and enhancement of existing capabilities for our PSV family of automated systems, LumenX and FlashPAK family of non-automated programmers and related software. In addition to product development, a significant part of R&D spending is on creating algorithm software and support for new devices introduced by the semiconductor companies. Our R&D spending fluctuates based on the number, type, and the development stage of our product initiatives and projects.

SELLING, GENERAL AND ADMINISTRATIVE

(in thousands)	2025	Change	2024
Selling, general & administrative	$9,181	9.2%	$8,404
Percentage of net sales	42.7%		38.6%

Selling, General and Administrative ("SG&A") expenses increased approximately $777,000 for the year ended December 31, 2025, compared to 2024. The increase was primarily related to increased legal and accounting fees tied to SEC filings, one-time charges associated with the ransomware incident report on August 16, 2025, and increased spending on infrastructure and security, partially offset by reduced IT spending in other areas. Cost control measures remain in effect.

INTEREST

(in thousands)	2025	Change	2024
Interest income	$130	(52.4%)	$273

Interest income was lower for the year ended December 31, 2025 compared to 2024 primarily due to lower invested balances.

INCOME TAXES

(in thousands)	2025	Change	2024
Income tax (expense) benefit	($240)	(37.8%)	($386)

Income tax (expense) decreased by $146,000 for the year ended December 31, 2025 compared to 2024.

In 2025, income tax expense includes $250,000 of deferred income taxes from recording deferred tax liabilities primarily related to outside basis differences in foreign subsidiaries. In 2024, the Company repatriated cash from our China subsidiary resulting in a withholding tax of $337,000.

The effective tax rates in 2025 and 2024, respectively were (4.8%) and (14.3%), and differed from the statutory tax rates in our tax reporting jurisdictions primarily due to subsidiaries income and losses and consolidated losses and the effect of valuation allowances. We have a valuation allowance of $10.5 million and $9.2 million as of December 31, 2025 and 2024,

respectively. Given the uncertainty created by our loss history, particularly the U.S., which is where most of our net deferred tax assets are located, and the ongoing uncertain economic outlook for our industry, as well as capital and geographic spending, we currently expect to continue to limit the recognition of net deferred tax assets and maintain the tax valuation allowances.

INFLATION AND CHANGES IN FOREIGN CURRENCY EXCHANGE RATES

We recognized foreign currency transaction losses of ($10,000) in 2025 and $58,000 transactions gains in 2024.

Sales and expenses incurred by foreign subsidiaries are denominated in the subsidiary's local currency and translated into U.S. Dollar amounts at average rates of exchange during the year. The transaction gains resulted primarily from translation adjustments to foreign inter-company accounts and U.S. Dollar accounts held by foreign subsidiaries and sales by our German subsidiary to certain customers, which were invoiced in U.S. Dollars. Because approximately 94% of sales are to international markets, volatile exchange rates may also impact our competitiveness and margins. Product and service price increases have been increased in response to cost increases caused by inflation, tariffs and part shortages.

FINANCIAL CONDITION:

LIQUIDITY AND CAPITAL RESOURCES

	2025	Change	2024
(in thousands)			
Working capital	$12,270	($3,815)	$16,085

Working capital decreased by $3.8 million during 2025, primarily due to the revenue decline and resulting operating loss. Our current ratio was 3.3 and 4.2 for December 31, 2025 and 2024, respectively.

At December 31, 2025, our principal sources of liquidity consisted of existing cash and cash equivalents. Cash at December 31, 2025 and 2024 was $7.9 million and $10.3 million, respectively. The company continues to have no debt.

We expect to continue to carefully make and manage capital expenditures to support our business. We plan to increase our internally developed rental, sales demonstration and test equipment as we develop and release new products. Capital expenditures are currently expected to be funded by existing and internally generated funds.

As a result of the cyclical and seasonal nature of capital expenditure businesses, we require significant working capital to fund our operations. We have continued to manage the geographic posture of our operations to align to our customers' needs and to minimize impacts of exogenous factors such as tariffs. All that said, we believe that we have sufficient cash or working capital available under our operating plan to fund our operations and capital requirements through the next one-year period, and beyond.

We may require additional cash at the U.S. headquarters to support future strategic and operational initiatives., which could cause potential repatriation of cash that is held in our foreign subsidiaries. For any repatriation, there may be tax and other impediments to any repatriation actions. As many repatriations typically have associated withholding taxes, those withheld will be a current tax without generating a current or deferred tax benefit recognition. We are actively tuning our operations and intercompany structures to minimize the need for and impact of any repatriation of monies.

Our working capital may be used to fund possible losses, business growth, project initiatives, share repurchases and business development initiatives including acquisitions, which could reduce our liquidity and result in a requirement for additional cash before that time. Any substantial inability to achieve our current business plan could have a material adverse impact on our financial position, liquidity, or results of operations and may require us to reduce expenditure and/or seek possible additional financing.

OFF-BALANCE SHEET ARRANGEMENTS

Except as noted in the accompanying consolidated financial statements in Note 7, "Other Commitments" we had no material off-balance sheet arrangements.

SHARE REPURCHASE PROGRAMS

Data I/O did not have a share repurchase program in 2025 or 2024.

NON-GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) FINANCIAL MEASURES

Earnings Before Interest, Taxes, Depreciation, and Amortization ("EBITDA") and Adjusted EBITDA excluding equity compensation and impairment & related charges (non-cash, one-time items) are set forth below. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our results and facilitate the comparison of results. A reconciliation of net income to EBITDA and Adjusted EBITDA follows:

	For Year Ended December 31,	
	2025	2024
(in thousands)		
Net Income (loss)	($5,236)	($3,093)
Interest (income)	(130)	(273)
Taxes	240	386
Depreciation and amortization	495	565
EBITDA	($4,631)	($2,415)
Equity compensation	697	976
Adjusted EBITDA, excluding equity compensation	($3,934)	($1,439)

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Director Biographies

William Wentworth, age 60, was elected a director of Data I/O effective May 18, 2023 and became President on September 1, 2024 and Chief Executive Officer (CEO) on October 1, 2024. Prior to that, he was the Principal Managing Partner of Wentworth Advisors, LLC a consulting firm. He was a co-founder of Source Electronics Corporation in 1988, and he led a majority exit with HIG Capital in 2001. He navigated the business through the 2001 technology recession with a successful exit in 2008 to Avnet Inc. Mr. Wentworth was Senior Vice President and General Manager at Avnet Logistics Services from 2008 to 2012. In January of 2013 he joined Avnet Technology Solutions serving as Senior Vice President and Global Leader of Services until mid 2015. During the prior six years before joining Data I/O, he was with Wentworth Advisors, LLC. where he consulted with IT Services Firms to launch GTM Strategies (services, solutions) in the Cloud, and data and analytics space (Snowflake/Databricks). He worked with several private equity firms/family offices advising on technology acquisitions. He served as the Managing Director of Blankfactor, a global technology partner that provides end-to-end digital services. He served as a board member of Excellarate, a Frontenac Company, and Synerzip/Prime Technology Group (led the business/investment rational) from January 2020 through February 2023. He was the part-time Chief Strategy Officer of Planar Semiconductor since February 2022. Mr. Wentworth was named New Hampshire's Entrepreneur of the Year in 2001 and was a finalist for the Ernst & Young Entrepreneur of the Year Award in 1999, 2000, and 2001. Mr. Wentworth has an associates degree in Electronics from ATI Technical Institute.

Mr. Wentworth has extensive executive experience in the semiconductors, programming services, and technology sector and his role as our President and CEO gives him knowledge as well as unique insight into our challenges, opportunities and operations, for which the Board of Directors believes he is qualified to serve as a director of Data I/O.

Sally A. Washlow, age 54, was appointed a director of Data I/O effective October 28, 2020. Ms. Washlow is Chief Executive Officer of Orion Energy Systems (NASDAQ: OESX). Previously, from 2019 until May 2025, she was a Practice Lead for LHH's International Center for Executive Options working with senior level and C-Suite executives from companies ranging from Fortune 10 to privately held. She operates SW Consulting LLC supporting companies with executive management, strategy initiatives and board service to privately held companies since 2017. From 2015 to 2017, Ms. Washlow was the Chief Executive Officer of Cedar Electronics Corporation, a supplier of radar detectors, GPS systems, dash cameras and other electronic products, and led the integration of the Cobra and Escort electronics businesses. Prior to that, she worked for 13 years at Cobra Electronics Corporation (COBR) in various capacities, including as President from 2013 until 2015. Prior roles included leadership positions in product development, marketing and supply chain with Motorola in the automotive and telecommunication sectors along with LG/ Zenith and the launch of Digital Television. Ms. Washlow previously served on the board of Orion Energy Systems (NASDAQ: OESX) and was the chair of the Compensation Committee. She is on the board of the Northbrook Bank and Trust Company, N.A., a Wintrust Community Bank (NASDAQ: WTFC). She formerly was a member of the Consumer Technology Association and served on the audit committee as well as the Board of Industry Leaders. Until August 2023, she was a board member and served as Chair of Costar Technologies, Inc. (OTC Markets Group: CSTI). Ms. Washlow received an MBA in Marketing from DePaul University and a BA in Supply Chain Management from Michigan State University.

Ms. Washlow, as a Chief Executive Officer and a consultant , has extensive experience as an operating leader in the security and automotive electronics markets, for which the Board of Directors believes she is qualified to serve as a director of Data I/O.

Edward J. Smith, age 63, was appointed a director of Data I/O effective February 23, 2022 and appointed Chair of the Board on December 3, 2025. Currently he is also serving as the Chairman of the Board of SMTC Corporation. Previously he served as the President and Chief Executive Officer of SMTC Corporation from 2017 until May 2024. He served as President of Avnet Inc. for 7 years and held various other senior positions since 1994. Mr. Smith served as President and Chief Executive Officer of SMTEK International Inc. from 2002 to 2004, a tier II manufacturer in the EMS industry. Mr. Smith is a seasoned and successful executive with more than 25 years of experience in electronic manufacturing services (EMS) industry and the electronic components distribution industry. He has served on numerous private company and non-profit boards. On

December 9, 2025 he was appointed Chairman of the Board of Dye & Durham Corporation (TSX: DND). Mr. Smith previously served on the board of directors of SMTC Corporation (NASDAQ: SMTX) until it went private in 2021. On August 21, 2024, he resigned from the board of directors of Aqua Metals, Inc. (NASDAQ: AQMS). Mr. Smith is the founder and currently runs the We Will Never Forget charitable foundation.

Mr. Smith has extensive board, CEO and industry expertise, for which the Board of Directors believes he is qualified to serve as a director of Data I/O.

Garrett Larson, age 30, was appointed a director of Data I/O effective January 23, 2025. Mr. Larson is a Senior Equity Analyst with Kanen Wealth Management, LLC with a proven track record in equity analysis and strategic decision-making. Over the past nine years he has successfully led sector verticals across consumer and technology groups for various multi-billion dollar hedge funds, including Kynikos Associates and SPX Capital. As a Senior Equity Analyst, Mr. Larson has an extensive track record of creating value and providing valuable insights to companies. He has a deep understanding of financial markets and his strategic acumen will be invaluable in guiding Data I/O's initiatives to enhance operational efficiency, evaluate potential M&A, and drive long-term growth. Mr. Larson has a Bachelor of Science in Finance from Florida State University.

Mr. Larson has extensive experience in capital markets and value creation, for which the Board of Directors believes he is qualified to serve as a director of Data I/O.

Steven Waszak, age 68, was appointed a director of Data I/O effective December 3, 2025. Currently he is the Chief Financial Officer of SMTC Corporation. Prior to SMTC Corporation, Mr. Waszak served as CFO from 2015 to 2018 at Connected-Holdings, LLC, a vertically integrated, Internet of Things "IoT" intelligent services provider. From 2010 to 2014, Mr. Waszak held the role of CEO and President of BTI Systems, a developer of optical networks + innovative data-center interconnect solutions for smart-cloud providers acquired by Juniper Networks (NYSE: JNPR). Mr. Waszak's C-Suite experience also includes serving as Vice President of Global Sales Operation for Ciena Corporation (NYSE: CIEN) following the acquisition of Internet Photonics (a Bell Labs spin-out), where he held the position of CFO/COO. Mr. Waszak has served on Board of Directors of private entities and publicly traded companies including SMTEK International (NASDAQ: SMTK) and Retix (NASDAQ) layer-3 routing + network management software for large enterprises. Mr. Waszak has more than 30 years' experience as a technology executive, across corporate finance and strategic development roles and has led teams through multiple M&A transactions exceeding $1 billion in value. Mr. Waszak has a Bachelor of Science in Accounting (Business/Economics concentration) from Loyola Marymount University, Los Angeles and holds an Executive Development Program Certificates from Harvard Business School and Kellogg School of Management.

Mr. Waszak has extensive board, CFO and industry expertise, for which the Board of Directors believes he is qualified to serve as a director of Data I/O.

Executive Officers

Information regarding the Registrant's executive officers is set forth in Item 1 of Part I of the 2025 Form 10-K under the caption "Executive Officers of the Registrant."

Family Relationships

Data I/O is not aware of any family relationships between any director, director nominee or executive officer of Data I/O.

Board Committees and Charters

The Board of Directors had three standing Committees during 2025: The Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Each committee was comprised solely of independent directors during 2025, as defined by applicable SEC rules, NASDAQ listing standards including director independence generally as well as additional independence requirements for audit and compensation committees, and the Sarbanes-Oxley Act of 2002. The following table shows the composition of the Board Committees and Board Leadership structure during 2025 and through the date of this Amendment.

Director (M=member)	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Comments
William Wentworth				President & CEO
Doug Brown	Chair		M	Not standing for reelection at the Annual Meeting
Sally Washlow		M (Until 5/15/20205 Chair (starting 12/3/2025)	Chair (Until 5/15/2025) M (starting 5/15/2025)	Chair of the Board (until 12/3/2025)
Edward Smith	M	Chair (until 12/3/2025)	M	Chair of the Board (starting 12/3/2025)
Garrett Larson	M (starting 1/23/2025)	M (starting 1/23/2025)	M (starting 1/23/2025) Chair (starting 5/15/2025	A director effective 1/23/2025
Steven Waszak	M (starting 12/3/2025)	M (starting 12/3/2025)	M (starting 12/3/2025)	A director effective 12/3/2025

Audit Committee

The Audit Committee appoints, oversees, evaluates, and engages independent certified public accountants for the ensuing year and approves the compensation and other terms of such engagement; reviews the scope of the audit; periodically reviews Data I/O's program of internal control and audit functions; receives and reviews the reports of the independent accountants; and reviews the annual financial report to the directors and shareholders of Data I/O. Each member of the Audit Committee is an independent director, as defined by applicable NASDAQ listing standards and the Sarbanes-Oxley Act of 2002. During 2025 and through the date of this Proxy statement, at least 2 Audit Committee members are "audit committee financial experts" as defined by the applicable SEC rules adopted pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee met three times during 2025 and recorded 100% committee attendance at such meetings held during their term of service. See the "Report of the Audit Committee" for additional information.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee, or "CGNC", develops, recommends to the Board of Directors, and monitors a set of corporate governance principles applicable to Data I/O. The CGNC seeks qualified candidates to serve on the Board of Directors, recommends them for the Board of Directors' consideration for election as directors at the Annual Meeting of Shareholders and proposes candidates to fill vacancies on the Board of Directors. The CGNC met four times in 2025 and recorded no less than 100% committee attendance at such meetings held during their term of service. The CGNC continues to seek qualified candidates and recommends the director nominees to the Board of Directors. The CGNC identifies, evaluates, and recommends director nominees and Committee assignments which are described in greater detail below.

Compensation Committee

The Compensation Committee is composed entirely of independent directors, as defined by applicable NASDAQ listing standards for compensation committees. The Compensation Committee is responsible for setting and administering the

policies which govern all of the compensation programs of Data I/O. The Compensation Committee may delegate its authority and duties to subcommittees or individual members of the Compensation Committee as it considers appropriate.

The Compensation Committee makes recommendations to the Board of Directors concerning the compensation of Data I/O's executive officers. The Compensation Committee administers Data I/O's long-term equity incentive plans. The Compensation Committee reviews all employee benefit programs and approves significant changes in major programs and all new programs. The Compensation Committee met four times during 2025 and recorded 100% committee attendance at such meetings held during their term of service.

As authorized by the Compensation Committee charter, the Compensation Committee may retain consultants or other advisors, as well as purchase compensation surveys, to assist in carrying out its responsibilities.

Consideration of Director Nominees

The Corporate Governance and Nominating Committee has developed, and the Board has approved, Board Responsibilities and Director Recruitment Objectives, which further outline our directors' roles and responsibilities and desired traits, diversity, characteristics, experience and criteria for selection. The Corporate Governance and Nominating Committee in evaluating and determining whether to recommend a person as a candidate for election as a director consider, in light of the Board Responsibilities and Director Recruitment Objectives, considers the relevant management and/or technology industry experience of potential director candidates (such as experience as chief executive, operations or financial officer, or similar positions); business development, mergers and acquisitions experience; public/corporate board experience, diversity, knowledge of Data I/O; educational experience; commitment to maximizing shareholder value; certain values such as integrity, accountability, judgment and adherence to high performance standards; independence pursuant to applicable guidelines; ability and willingness to undertake the required time commitment to Board functions; shareholder input; and an absence of conflicts of interest with Data I/O.

Director Diversity

The Corporate Governance and Nominating Committee also considers issues of diversity, such as diversity of gender, race and national origin, education, professional experience and differences in viewpoints and skills. The CGNC does not have a formal policy on Board diversity; however, the CGNC believes that it is important for Board members to represent diverse viewpoints and comply with specific applicable laws. The composition and quantity of board members may be potentially impacted as we maintain compliance with these and future requirements. In considering candidates for the Board, the CGNC considers the entirety of each candidate's credentials in the context of these standards. With respect to evaluating the nomination of continuing directors for re-election, the CGNC considered each director's contributions to the company as well as the results of the Board of Directors self-evaluations process.

Identifying Director Nominees; Consideration of Nominees of the Shareholders

The Corporate Governance and Nominating Committee may employ a variety of methods for identifying and evaluating nominees for directors. The CGNC regularly assesses the size of the Board, the need for particular expertise on the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the CGNC considers various potential candidates for director which may come to the CGNC's attention through current Board members, professional search firms, shareholders, or other persons and evaluates these candidates in light of the Board Responsibilities and Director Recruitment Objectives. These candidates are evaluated at regular or special meetings of the CGNC and may be considered at any point during the year.

The Corporate Governance and Nominating Committee will consider candidates recommended by shareholders, when the nominations are properly submitted, under the criteria summarized above in "Consideration of Director Nominees" and in accordance with the procedures described below in "Shareholder Nominations and Proposals for the 2026 Annual Meeting of Shareholders." Following verification of the shareholder status of persons proposing candidates, the CGNC makes an initial analysis of the qualifications of any candidate recommended by shareholders or others pursuant to the criteria summarized

above to determine if the candidate is qualified for service on the Data I/O Board of Directors before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a shareholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the CGNC as part of its review. Other than the verification of compliance with procedures and shareholder status, and the initial analysis performed by the CGNC, a potential candidate nominated by a shareholder is treated like any other potential candidate during the review process by the CGNC. For eligible shareholder nominees to be placed on the ballot for the 2026 Annual Meeting of Shareholders, shareholders were required to deliver nominations for proposed director nominees to Data I/O by February 13, 2026. No formal candidate nominations were made by shareholders for election at the 2026 Annual Meeting. Existing Directors were identified as follows: Mr. Wentworth was initially identified by a Board member; Mr. Smith and Mr. Larson were initially identified by discussions with significant shareholders and the Board; Mr. Waszak was initially identified by a current Board member; Ms. Washlow was initially identified and introduced by a former Board member; and Mr. Brown was initially identified and introduced by a former member of management, but is not standing for re-election at the Annual Meeting.

Board Charters

The Board of Directors has adopted Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee Charters. All our Charters are reviewed and updated periodically by our Board of Directors. All of our Charters were reviewed during 2025 and again in early 2026 and no changes were made. The current versions of our Charters are posted on the corporate governance page of our website at https://www.dataio.com/Company/Investor-Relations/Corporate-Governance.aspx. All of these Charters are consistent with the applicable requirements of United States security laws and our NASDAQ listing standards.

Board Role in Risk Oversight

Our current Board of Directors consists of five independent directors, and one non-independent director, our Chief Executive Officer. Risk oversight is generally handled by our entire Board of Directors, although certain risk oversight areas such as internal control and cyber risk are handled by our Audit Committee, and compensation is handled by our Compensation Committee. The Board leadership structure promotes effective oversight of the Company's risk management for the same reasons that the structure is most effective for the Company in general, that is, by providing the Chief Executive Officer and other members of senior management with the responsibility to assess and manage the Company's day-to-day risk exposure and providing the Board, and specifically the Audit Committee of the Board, with the responsibility to oversee these efforts of senior management.

Director Independence

Messrs. Brown, Smith, Larson, and Waszak and Ms. Washlow are independent directors as defined by applicable U.S. Securities and Exchange Commission ("SEC") rules and NASDAQ listing standards.

Board Leadership Structure

Ms. Washlow, an independent director, was our Board Chair, until December 3, 2025. Effective, December 3, 2025, the Board appointed Edward Smith, also an independent director, to replace Ms. Washlow as Board Chair. Mr. Wentworth is our Chief Executive Officer, President, and Director.

Code of Ethics

We have adopted a Code of Ethics that applies to all directors, officers and employees of Data I/O, including the Chief Executive Officer and Chief Financial Officer. The Code of Ethics is posted on the corporate governance page of our website.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Data I/O's directors, certain officers and persons who own more than ten percent (10%) of Data I/O's Common Stock ("Reporting Persons") to file with the SEC initial reports of ownership

and reports of changes in ownership of Common Stock and other equity securities of Data I/O. Reporting Persons are required by SEC regulations to furnish Data I/O with copies of all Section 16(a) reports.

Based on knowledge of the Company, a Form 4 for William Wentworth reporting a small open market purchase of shares was filed one day late because of a communication delay. Additionally, Charles DiBona's Form 3 and Form 4 were filed approximately one month late on September 30, 2025 as a result of a delay in the issuance of his EDGAR filing codes. Mr. DiBona's Form 3 reported no holdings and his Form 4 reported an initial inducement grant event on August 15, 2025.

Communications with the Board of Directors

Shareholders may communicate with the Board of Directors by sending an email to investorrelations@dataio.com or by sending a letter to Data I/O Corporation Board of Directors, c/o the Secretary, 6645 185th Ave NE, Suite 100, Redmond, WA 98052. The Secretary will receive the correspondence and forward it to the Chair of the applicable Board of Directors Committee or to any individual director or directors to whom the communication is directed.

Item 11. Executive Compensation

The Board has previously adopted a clawback policy which allows us to recover performance-based compensation in the event of an accounting restatement. The policy is incorporated by reference as an exhibit to this Form 10-K. In connection with the preparation of this annual report, we determined that there was an error to previously issued financial statements, which has been corrected in this annual report. As such, we are conducting a clawback analysis in connection with the restatement as required by the Company's policies but have not yet determined if any erroneously awarded compensation was paid based on the restated financial results.

The following table shows compensation paid by Data I/O for services rendered during 2025 and 2024 to each of our named executive officers.

Name[1]	Year	Salary[2]	Bonus[3]	Stock Awards[4]	Option Awards[4,5]	Non-Equity Incentive Plan Compensation[6]	Non-Qualified Deferred Compensation Earnings[7]	All Other Compensation[8]	Total
William Wentworth Chief Executive Officer & President	2025 2024	$349,447 $115,667	$0 $0	$0 $0	$233,930 $233,930	$0 $0	$0 $0	$10,505 $3,515	$593,882 $353,112
Charles J. DiBona Vice President, Chief Financial Officer, Secretary & Treasurer	2025 2024	$138,654 $0	$0 $0	$316,540 $0	$0 $0	$0 $0	$0 $0	$4,738 $0	$459,932 $0
Gerald Ng Former Vice President Chief Financial Officer Secretary, Treasurer	2025 2024	$131,110 $275,000	$0 $0	$0 $80,716	$0 $0	$0 $0	$0 $0	$14,818 $11,702	$145,928 $367,418

———————

(1) Data I/O currently has two named executive officers. Mr. Wentworth joined Data I/O in September 2024 as President and became Chief Executive Officer October 1, 2024. Mr. DiBona joined Data I/O on August 11, 2025 as Vice President of Finance and became Chief Financial Officer effective August 15, 2025. Mr. Ng retired July 4, 2025.

(2) Mr. DiBona's salary earned is based on his start date of August 11, 2025. Mr. Ng's salary earned in 2025 was is until his retirement date of July 4, 2025.

(3) No Employee service awards were paid in 2024 or 2025.

(4) Amount includes the fair value of RSU and PSU awards granted during 2023 or 2024. PSU awards are included above at the threshold level which is 50% of the target 100% level with a maximum level of 150% of target. See the Outstanding Equity table.

(5) Options were granted to the Chief Executive Officer that were granted in tandem with an equal number of SARs. SARs are only exercisable upon the occurrence of certain events leading to a change in the control of Data I/O. See "Change in Control and Other Termination Arrangements." No options or SARs were awarded to executive officers in 2023.

(6) Amounts earned under the MICP variable compensation arrangement in place for the year as approved by the Board.

(7) Not applicable for Data I/O.

(8) These amounts represent for Mr. Wentworth, Mr. DiBona and Mr. Ng, Data I/O's matching contributions to Data I/O's 401(k) Plan, and the value of group term life insurance in excess of premiums paid by each of the executive officers under the standard employee benefit plans. In addition, payouts of accumulated PTO (paid time off) are included in the amount to Mr. Ng: $14,818 in 2025. Mr. Wentworth's Executive Employment Agreement contains provisions for transition expense reimbursements.

Shareholder Vote

At our 2025 Annual Meeting of Shareholders, our shareholders approved, in an advisory vote, the compensation of our Named Executive Officers, as disclosed in the Executive Compensation discussion and analysis, the compensation tables and the related disclosures in our Proxy Statement. The proposal was approved by our shareholders with 92.6% of the votes cast voting "for" approval and 6.6% voting "against" approval. In light of the level of approval by our stockholders, the Compensation Committee considered the result of the vote and did not make changes to our compensation policies or practices specifically in response to the stockholder vote.

Elements of the Company's Compensation Plan

Annual executive officer compensation consists of the following elements which are described in more detail below:

- Annual base salary;
- Management Incentive Compensation Plan or "MICP";
- Long-term equity incentives;
- Benefits;
- Perquisites and other perceived benefits; and
- Individual Executive Officers' Performance.

It is the Compensation Committee's policy to set total executive officer compensation at competitive levels based on compensation surveys with similar positions in similar sized company revenue ranges and at levels sufficient to attract and retain a strong, motivated leadership team. Our philosophy for compensation of executive officers is based on the following two principles:

i. Executive base compensation levels should be established by comparison of job responsibility to similar positions in comparable companies and be adequate to retain highly-qualified personnel; and

ii. Variable compensation should be a critical element of compensation and be set to be comparably competitive and to provide strong incentives to improve performance and shareholder value.

- **Annual Base Salary.** The Compensation Committee establishes a base salary structure for each executive officer position. This structure defines the salary levels and the relationship of base salary to total cash compensation. The Compensation Committee reviews the salary structure periodically.

- **MICP.** The MICP offers each executive officer a performance-based opportunity to earn the variable component of annual cash compensation in an amount tied to a percentage of the executive officer's base salary. The Compensation Committee's philosophy in setting executive MICP percentages and the formulas for MICP payout is to pay above average total compensation for better than average historical or expected financial performance and below average compensation for lower than or average historical or expected financial performance. The percentages of base salary targeted for MICP payout ("the MICP Target") for specific executive officers for a given year are generally the same as the previous year but can be changed by the Compensation Committee on an annual basis. The MICP payout can range from 0% to 200% of each executive's MICP Target based upon the achieved MICP Measures for the period. There was no MICP program for 2025. The 2024 MICP Target amounts for our executive officers based on a full year of their applicable base pay were as follows:

	Executive's MICP 2024 Target	Executive's MICP 2025 Target	Estimated Payout at Maximum Measure for 2026
William Wentworth	$208,200	N/A	N/A
Charles DiBona	N/A	N/A	N/A
Gerald Ng	$130,000	N/A	N/A

The Compensation Committee determined for 2024 and again for 2025 that it was critical to emphasize profitability. For the profitability measure: Financial Performance ("FP") which is based on achievement of various levels of operating income as a percentage of revenue. (See below for the Financial Performance Matrix.)

For 2024, it was determined again, profitability was the most critical focus, however the measurement target was modified to EBITDA (Earning Before Interest Taxes Depreciation Amortization) and translated the prior Operating Profit target percentages to EBITDA approximate equivalents. For 2025, Financial Performance continues to be the most critical focus to target incentive compensation on for our Named Executive Officers

The Compensation Committee believes that for 2024, 2025 and 2026, the applicable measures of key results for Data I/O have affected or will affect near-term and long-term shareholder value. A greater or lesser percentage of MICP Target is to be paid based on Data I/O's actual achievement of these measures with the payout target typically based on company financial plans as the Board determines appropriate. For 2024, as a result of the EBITDA loss, the FP measurement resulted in no MICP payout because results were below the threshold. For 2025, there was no MICP program. The Compensation Committee retains discretion to adjust the calculation of the two measures for changes outside normal business operations such as acquisitions or asset sales.

Data I/O Corporation 2024 MICP Variable Compensation Matrix
Range of Payouts (actual results interpolated)

The 2024 MICP Variable Compensation Matrix consisted of a single measure: Financial Performance (FP) objective.

2024 Financial Performance Matrix ($ in thousands)	Threshold		Target Payout		Target 200% Payout
EBITDA Target	$600	$1,400	$2,200	$3,000	$3,800
FP matrix payout as a % of EBITDA Target	0%	50%	100%	150%	200%

Long-Term Equity Incentives. The Compensation Committee approves grants under the Data I/O Corporation 2023 Omnibus Incentive Compensation Plan (the "2023 Plan") formerly under the Data I/O Corporation 2000 Stock Compensation Incentive Plan (the "2000 Plan"). The 2023 Plan is Data I/O's only long-term employee equity incentive plan. The primary purpose of the 2023 Plan is to make a significant element of executive pay a reward for taking actions which maximize shareholder value over time. Generally, new option, restricted stock unit and/or performance stock unit awards are granted under the 2023 Plan. New options or stock awards may also be granted to the Board of Directors under the 2023 Plan. When the 2023 Plan was approved, all shares remaining in the 2000 Plan were transferred to the 2023 Plan, and future awards will be made under the 2023 Plan.

Starting in 2023, under the provisions of the 2023 Plan, a portion of the equity awards to executives were Performance Stock Units ("PSU") (roughly 20% based on achieving the target level performance) and 80% Restricted Stock Units ("RSU"). The performance measures for the 2023 PSUs awarded are revenue growth targets for the three-year period ending December 31, 2025. Achieving a threshold growth measure earns 50% of the PSU target award; achieving the target growth measure earns 100% of the PSU target award; and achieving the maximum target growth measure earns 150% of the PSU target award.

In 2025, there were no equity awards for existing executives. In 2024, equity awards for existing executives were 50% RSUs and 50% PSUs. The performance measures for the executives' PSUs were 50% based on revenue targets for the three-year period ending December 31, 2026, and 50% based on EBITDA targets for the three-year period December 31, 2026. Each measure with a threshold, target and maximum target.

Award Criteria

The Compensation Committee grants options, RSU and/or PSU awards based primarily on its perception of the executive's ability to affect future shareholder value and secondarily on the competitive conditions in the market for highly-qualified executives who typically command compensation packages which include a significant equity incentive. All RSU and PSU awards granted to our executive officers in 2025 and 2024 were based on these criteria.

Exercise Price

Historically, all options granted by Data I/O have been granted with an exercise price equal to the fair market value (an average of the day's high and low selling price) of Data I/O's Common Stock on the date of grant and, accordingly, will only have value if Data I/O's stock price increases. Options granted to employees in 2025 are non-qualified.

Vesting and Exercise

Options granted to employees generally vest quarterly over four years at a rate of 6.25% per quarter and have a six-year term. The current primary form of equity compensation has been restricted stock unit grants. For 2023, RSU grants to executives vest annually over a three- or four-year period. All the 2023 PSU awards vest upon the three-year performance achievement on December 31, 2025. For 2024, RSU grants to executives vest annually over a three-year period. There were no RSU grants in 2025 to executives, excluding the RSU inducement grant to Mr. DiBona in August 2025. All the 2024 PSU awards vest upon achievement of the two possible three-year performance measures on December 31, 2026. There were no PSU awards in 2025. RSU grants to non-employee Directors vest in

one year or on the date of the next Annual Meeting of Shareholders, if earlier. All grants are subject to possible acceleration of vesting in connection with certain events leading to a change in control of Data I/O or in the event in a change in control or at any other time at the discretion of the Compensation Committee. All options granted to executive officers are issued in tandem with limited stock appreciation rights ("SARs"), which become exercisable only in the event of a change in control of Data I/O. See: "Change in Control and other Termination Arrangements."

Award Process

The timing of our typical grant/award is usually determined well in advance, with approval at a scheduled meeting of our Board of Directors or its Compensation Committee with the grant date generally to be effective on the date of our next Annual Meeting of Shareholders or, for employees, the first day of the following month. (June 1st for annual refresh grants was selected as no typically planned public releases coincide with or around this date.) The Annual Meeting of Shareholders does not coincide with any of our scheduled earning releases. We do not anticipate option, RSU or PSU awards at other dates, except for grants/awards to new employees based on generally the first of the month following their first date of employment or in specific circumstances approved by the Compensation Committee. The grant/award date is established when the Compensation Committee approves the grant/award and all key terms have been determined. If at the time of any planned grant/award date, any member of our Board of Directors or Executive Officers is aware of material non-public information, the Company would not generally make the planned grant/award. In such an event, as soon as practical after material information is made public, the Compensation Committee would authorize the delayed grant/award.

- **Benefits.** Executive Officers of Data I/O are eligible for the same benefits as other Data I/O employees. Data I/O has no defined benefit pension programs. Data I/O has a 401(k) tax qualified retirement savings plan in which all U.S. based employees, including U.S. Executive Officers are able to contribute the lesser of up to 100% of their annual salary or the limit prescribed by the IRS on a Roth or pre-tax basis. Data I/O's match formula is 100% on the first 2% and 50% on the next 4%, which requires a 6% contribution to receive a 4% matching contribution. In 2025, matching contributions in any year require employment on December 31, except in the case of retirement per the plan, and vest after three years of service credit. In 2026 Data I/O changed the matching contribution schedule from a yearly match to a per pay period match. There is also no longer a requirement to be employed as of December 31 to be eligible for the matching contribution.

- **Perquisites and Other Personal Benefits.** We believe perquisites are not conditioned upon performance, create divisions among employees, undermine morale, and are generally inconsistent with our compensation philosophy and policy of equitable treatment of all employees based upon their contribution to our business. No executive officer received perquisites valued at $10,000 or more in 2025 or 2024.

- **Individual Executive Officers' Performance.** The base salary of each executive officer is reviewed annually by the President and Chief Executive Officer. This is done on the basis of a review by the President and Chief Executive Officer, evaluating the executive's prior year performance against their individual job responsibilities and attainment of corporate objectives and Data I/O's financial performance. In developing executive compensation packages to recommend to the Compensation Committee, the President and Chief Executive Officer considers, in addition to each executive's prior year performance, the executive's long-term value to Data I/O, the executive's pay relative to that for comparable surveyed jobs, the executive's experience and ability relative to executives in similar positions, and the current year increases in executive compensation projected in industry surveys.

  The Compensation Committee then reviews the President and Chief Executive Officer's recommendations for executive officers' total compensation and approves final decisions on pay for each executive officer based on the President and Chief Executive Officer's summary of the executive officer's performance and on the other criteria and survey data described above. In this process, the Compensation Committee consults with Data I/O's President and Chief Executive Officer.

  The base salary, total cash compensation, and long-term equity incentive compensation for the President and CEO are reviewed annually by the Compensation Committee. This review includes a written evaluation of the CEO's

performance for the previous year. The Compensation Committee meets annually without the President and Chief Executive Officer to evaluate his performance and to develop a recommendation for his compensation for the coming year. In addition to reviewing Data I/O's financial performance for the prior year, the Committee reviewed compensation surveys for chief executive officers and the President and Chief Executive Officer's individual performance, including development and execution of short-term and long-term strategic objectives, Data I/O revenue growth and profitability, the achievement of which is expected to increase shareholder value.

The Compensation Committee determined the compensation package, including salary, bonus, MICP participation, PSU awards, RSU awards, and other benefits for Mr. Wentworth, President and Chief Executive Officer, based on the Committee's perception of his qualifications for the position and his ability to affect future shareholder value, results delivered, compensation surveys and the competitive conditions in the market.

Consideration of Risk in Compensation

The Compensation Committee believes that promoting the creation of long-term value discourages behavior that leads to excessive risk. The Compensation Committee believes that the following features of our compensation programs provide incentives for the creation of long-term shareholder value and encourage high achievement by our executive officers without encouraging inappropriate or unnecessary risks:

- Our long-term incentives in the form of stock options, RSU, and/or PSU awards are at the discretion of the Compensation Committee and not formulaic.

- Stock options become exercisable over a four-year period and remain exercisable for up to six years from the date of grant, RSU awards vest over a three- or four-year period, and PSU awards vest based on achievement over a three-year performance period, encouraging executives to look to long-term appreciation in equity values.

- We balance short and long-term decision-making with the annual cash incentive program and equity in the form of stock options, RSU, and/or PSU that vest over three- or four-years.

- The metrics used in the MICP measure are set by the Compensation Committee, which believes it will drive shareholder value. Moreover, the Committee attempts to set ranges for these measures that encourage success without encouraging excessive risk-taking to achieve short-term results. The PSU measures which are cumulative over time further balance longer-term with short-term outcomes.

- In addition, the overall MICP incentive compensation cannot exceed two times the MICP Target amount, no matter how much performance exceeds the measures established for the year.

Accounting and Tax Considerations of our Compensation Program

Options granted to employees are non-qualified options, when awarded, because of the more favorable tax treatment for Data I/O. We are required to value granted stock options under the fair value method and expense those amounts in the income statement over the stock option's remaining vesting period. Restricted stock is valued at its fair value on the award date and is expensed over its vesting period.

We have structured our compensation program in the past to comply with Internal Revenue Code Sections 162(m) and 409A. Under Section 162(m) of the Internal Revenue Code, a limitation was placed on tax deductions of any publicly-held corporation for individual compensation to covered employees (generally the chief executive officer and the three other most highly compensated executive officers, other than the chief financial officer, whose compensation must be disclosed pursuant to rules and regulations under the Securities Exchange Act of 1934) exceeding $1 million in any taxable year. The Compensation Committee is aware of this limitation and believes that no compensation paid in 2024 or 2025, or expected to be paid in 2026, by Data I/O will exceed the $1 million limitation of Section 162(m) except possibly related to a change of control. The Section 162(m) treatment will continue to be part of future compensation considerations.

Clawback of Executive Compensation

The Board of Directors believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's compensation philosophy. On October 25, 2023, the Board adopted an Incentive Compensation Recovery Policy ("Clawback Policy") which provides for the recovery of erroneously awarded incentive compensation in the event that the Company is required to prepare an accounting restatement due to material noncompliance of the Company with any financial reporting requirements under the federal securities laws. This Clawback Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), related rules and the listing standards of the Nasdaq Stock Market or any other securities exchange on which the Company's shares are listed in the future.

Change in Control and other Termination Arrangements

- **Change in Control Arrangements.** Data I/O has entered into agreements with Mr. Wentworth and Mr. DiBona (the "Executive Employment Agreement"), which entitle them to receive payments if they are terminated without cause or resign with good reason within specified periods before or after the occurrence of certain events deemed to involve a change in control of Data I/O. The Executive Employment Agreement ensure appropriate incentives are in place for Messrs. Wentworth and DiBona to complete any change in control related transaction and transition, as well as comply with the provisions of Section 409A of the Internal Revenue Code. The Executive Agreement states that the resulting additional severance will be calculated under the Executive Agreement based on Data I/O's standard severance arrangements in place immediately preceding the date of a change in control (See: "Other Termination Arrangements" below for current severance policy). The Executive Employment Agreement provide for continuation and vesting in Data I/O's matching 401(k) contributions through the date of termination after a change in control and include a reimbursement allowance of $20,000 for outplacement services. The Mr. DiBona's Executive Employment Agreement has a transaction closing incentive of one-half year's annual salary for Mr. DiBona to encourage the consideration of all forms of strategic alternatives.

  Data I/O's 2025 RSU awards have been granted pursuant to the provisions of the 2023 Plan. Prior year's awards were under either the 2023 Plan or the 2000 Plan. The Change in Control provision applicable to the 2000 Plan and the 2023 Plan are as follows:

  2000 Plan
  The 2000 Plan allows for the granting of "Awards", which include options, restricted stock and other awards made pursuant to the 2000 Plan. Subject to any different terms set forth in the award agreement, vesting of "qualifying" options and restricted stock awards may be affected by a Change in Control as described out in the table below. A "Change in Control" is defined to include (i) a merger or consolidation of the Company in which more than 50% of the voting power of the Company's outstanding stock after the transaction is owned by persons who are not shareholders immediately prior to such transaction, and (ii) the sale or transfer of all or substantially all of the Company's assets. A "Qualifying Award' is defined as an option or other Award that has been held for at least 180 days as of the Change of Control. "Qualifying Shares" means common stock issued pursuant to a Qualifying Award which are subject to the right of Data I/O to repurchase some or all of such shares at the original purchase price (if any) upon the holder's termination of services to Data I/O.

  2023 Plan
  The 2023 Omnibus Incentive Compensation Plan ("2023 Plan") replaced the 2000 Plan going forward for new awards, and was approved by the shareholders at the 2023 Annual Meeting. The 2023 Plan has substantially similar treatment of an award as the amended 2000 Plan in the event of a Change in Control.

Treatment of Awards on a Change in Control	Acceleration of Vesting
The outstanding Awards do not remain outstanding or are not assumed by the surviving entity or replaced with comparable Awards.	Subject to certain limitations, the vesting of Qualifying Awards is accelerated in full. Restricted stock will vest and options will be exercisable in full prior to the effective date of the Change of Control.
The outstanding Awards remain outstanding after a Change of Control or are assumed by the surviving entity or replaced with comparable Awards.	Subject to certain limitations, the vesting of outstanding Qualifying Awards will be accelerated to the extent of 25% of the unvested portion thereof. The remaining 75% of the unvested portion will vest in accordance with the vesting schedule set forth in the applicable Award agreement.
The outstanding Awards remain outstanding after a Change of Control or are assumed by the surviving entity or replaced with comparable Awards, but the holder of a Qualifying Award is terminated involuntarily within one year of the Change of Control.	All Awards held by such person will be accelerated in full. Restricted stock will vest and options will be exercisable in full for a period of 90 days commencing on the effective date of the involuntary termination, or if shorter, the remaining term of the option.

In 1983, Data I/O adopted a SAR Plan which allows the Board of Directors to grant to each director, executive officer or holder of 10% or more of the stock of Data I/O a SAR with respect to certain options granted to these parties. A SAR has been granted in tandem with each option granted to an executive officer of Data I/O. SARs granted which have been held for at least six months are exercisable for a period of 20 days following the occurrence of either of the following events: (i) the close of business on the day that a tender or exchange offer by any person (with certain exceptions) is first published or sent or given if, upon consummation thereof, such person would be the beneficial owner of 30% or more of the shares of Common Stock then outstanding; or (ii) approval by the shareholders of Data I/O (or, if later, approval by the shareholders of a third party) of any merger, consolidation, reorganization or other transaction providing for the conversion or exchange of more than 50% of the outstanding shares of Data I/O's Common Stock into securities of a third party, or cash, or property, or a combination of any of the foregoing. Currently, only one option grant remains outstanding that includes a SAR.

- **Other Termination Arrangements.** Data I/O has a severance policy for U.S. employees that provides for severance payouts for terminations without cause based upon years of service. The current formula, effective March 1, 2014, is 1 week pay for each year of service with a limit of four months' pay. Mr. Wentworth and Mr. DiBona had at April 13, 2026, approximately 1.6 and .67 years of service, respectively. Mr. Wentworth is entitled to a one year of base salary severance, except in the case of a change in control, as part of his employment agreement. Mr. DiBona is entitled to a one-half year of base salary severance, except in the case of a change in control, as part of his employment arrangement. Data I/O does not have a formal policy regarding executive severance but has generally provided an amount it believes is consistent with severance typically provided for executives in similar positions and with similar periods of service.

Change in Control and Other Termination Arrangements

Name	Termination without cause and Change in Control not applicable	Termination without cause and Change in Control applicable		Change in Control applicable without termination	
	Compensation	Compensation [2]	Option/SAR/RSA /PSU Vesting[1]	Compensation[3]	Option/SAR/RSA /PSU Vesting[1]
William Wentworth [4]	$347,000	$367,000	1375,500	$0	137,500
Charles DiBona [5]	$175,000	$195,000	100,000	$0	100,000

(1) Maximum vesting on Change in Control as of April 13, 2026.

(2) Represents the individual's employee severance arrangement and outplacement expense reimbursement and additionally for Mr. DiBona under his Executive Agreement an alternative severance as well as a change in control transaction/closing incentive, as applicable as of April 13, 2026.

(3) Represents change in control transaction/closing incentive as of April 13, 2026.

(4) Mr. Wentworth is entitled to a year of base salary severance, except in the case of a change in control, as part of his employment agreement.

(5) Mr. DiBona is entitled to a half year of base salary severance, except in the case of a change in control, as part of his employment arrangement.

DIRECTOR COMPENSATION

The following table shows compensation paid by Data I/O to non-employee directors during 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Douglas W. Brown [1][2]	$41,000	$50,344	$0	$0	$0	$0	$91,344
Sally Washlow [1][2]	$48,456	$50,344	$0	$0	$0	$0	$98,800
Edward Smith [1][2]	$39,533	$50,344	$0	$0	$0	$0	$89,877
Garrett Larson [1][2][3]	$34,030	$50,344	$0	$0	$0	$0	$84,374
Steven Waszak [4]	$2,359	$0	$0	$0	$0	$0	$2,359

(1) Each outside director elected at the annual meeting in 2025 was awarded 20,300 shares of restricted stock with a fair value of $2.48 on May 15, 2025, vesting in one year or the next annual meeting, if earlier.

(2) No outside director had outstanding option awards on December 31, 2025.

(3) Garrett Larson was appointed as a director on January 23, 2025 and had prorated compensation in 2025.

(4) Steven Waszak was appointed as a director on December 3, 2025 and had prorated compensation in 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Principal Holders of Data I/O's Common Stock

The following table sets forth information for all shareholders known by Data I/O to be the beneficial owners of more than five percent of its outstanding Common Stock as of April 13, 2026. Except as noted below, each person or entity has sole voting and investment powers for the shares shown.

Name and Address	Amount and Nature of Beneficial Ownership		Percent of Shares Outstanding
David L. Kanen Kanen Wealth Management LLC Philotimo Fund, LP Philotimo Focused Growth and Income Fund 6810 Lyons Technology Circle, Suite 160 Coconut Creek, Florida 33073	839,421	(1)	8.94%

(1) The holding reported as of May 22, 2025, as jointly reported by Philotimo Fund, LP, Philotimo Focused Growth and Income Fund ("PHLOX"), David L. Kanen ("Mr. Kanen") and Kanen Wealth Management LLC ("KWM"), on the most recent (filed May 22, 2025; no subsequent filings were found) Schedule 13G filed under the Securities Exchange Act of 1934. The Schedule 13G indicates that Philotimo Fund, LP has 0 sole voting power, 0 sole dispositive power, 487,127 shared voting power and 487,127 shared dispositive power for shares.
PHLOX has 0 shared sole voting, 0 shared sole dispositive power, 327,401 shared voting power and 327,401 shared dispositive power for shares. KWM has 0 shared sole voting power, 0 shared sole dispositive power, 819,528 shared voting power and 819,528 shared dispositive power for shares.
Mr. Kanen has 19,893 shares sole voting, 19,893 shares sole dispositive power, 819,528 shared voting power and 819,528 shared dispositive power for shares, with aggregate amount beneficially owned by each reporting person of 839,421.
KWM is the General Partner of Philotimo Fund, LP, and the investment manager of PHLOX and Mr. Kanen is the managing member of KWM. KWM and Mr. Kanen may be deemed to beneficially own the shares owned by Philotimo, PHLOX and the Managed Accounts.

Directors' and Officers' Share Ownership

The following table indicates ownership of Data I/O's Common Stock by each director of Data I/O, each executive officer named in the compensation tables appearing later in this Proxy Statement, and by all directors and executive officers as a group, all as of April 13, 2026. Data I/O is not aware of any family relationships between any director, director nominee or executive officer of Data I/O.

Name	Amount and Nature of Beneficial Ownership	Percent of Shares Outstanding
William Wentworth [2]	114,392	1.20%
Charles J. DiBona [3]	0	(1)
Gerald Y. Ng[4]	15	(1)

Douglas W. Brown	101,759	1.06%
Sally A. Washlow	72,651	(1)
Edward J. Smith	63,115	(1)
Garrett Larson	30,572	(1)
Steven Waszak [(3)]	7,950	(1)
All current directors and current and former executive officers as a group (8) persons [(2)]	390,454	4.058%

(1) Less than 1 percent each.
(2) Includes 75,000 options exercisable within 60 days.
(3) Charles J. DiBona and Steven Waszak do not have any shares ownership due to joining the Data I/O in 2025.
(4) Gerald Ng was Vice President, Chief Financial Officer, Secretary and Treasurer of the Company until his retirement on May 19, 2025. He continued in a Finance Advisor role until July 4, 2025.

Data I/O is not aware of any arrangement the operation of which may at a subsequent date result in a change of control of Data I/O.

Equity Compensation Plan Information

The following table gives information about our Common Stock that may be issued upon the exercise of options and rights under all of our existing equity compensation plans as of December 31, 2025.

	(a) Number of securities to be issued upon the exercise of outstanding options, warrants and rights	(b) Weighted–average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the security holders [(1)] [(2)]	368,130	$2.39	415,475
Equity compensation plans not approved by the security holders[(3)]	100,000	-	-
Total	468,130	$2.39	415,475

(1) Represents shares of our Common Stock issuable pursuant to the Data I/O Corporation 2023 Omnibus Incentive Compensation Incentive Plan, 2000 Stock Compensation Incentive Plan, and 1982 Employee Stock Purchase Plan.

(2) Stock Appreciation Rights Plan ("SAR") provides that directors, executive officers or holders of 10% or more of our Common Stock have an accompanying SAR with respect to each exercisable option. While the plan has been approved by the security holders, no amounts are included in columns (a), (b), or (c) relating to the SAR.

(3) Represents inducement grants to Charles DiBona of 100,000 RSU awards.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Our Audit Committee is charged with monitoring and reviewing issues involving potential conflicts of interest, and reviewing and approving related party transactions as set forth in the Code of Ethics, which is posted on the corporate governance page of our website. Under our Code of Ethics, our directors, officers and employees are expected to avoid conflicts of interest with Data I/O and are required to report any such conflicts of interest to our Chief Executive Officer or Chief Financial Officer, or to the Chair of our Audit Committee. Our Audit Committee reviews all such transactions and relationships by our directors and executive officers that come to its attention either through the director and officer questionnaires or otherwise, and considers whether to approve or take other appropriate action with respect to such transactions or relationships.

During 2024 and 2025, no related party transactions that were significant or material occurred.

Item 14. Principal Accounting Fees and Services

Audit Fees: Aggregate fees billed by Grant Thornton LLP for professional services rendered for the audit of Data I/O's financial statements for each of the years ended December 31, 2025 and 2024 and for review of the financial statements included in each of Data I/O's quarterly reports on Form 10-Q during each of the years ended December 31, 2025 and 2024, were approximately $475,000 and $246,779, respectively.

Audit Related Fees: No aggregate fees were billed for the years ended December 31, 2025 and 2024 for assurance and subsidiary related services by Grant Thornton LLP that are reasonably related to the performance of the audit or review of Data I/O's financial statements that are not reported under the caption "Audit Fees" above, including accounting treatment consultations.

Tax Fees: No aggregate fees were billed for the years ended December 31, 2025 and 2024 for professional tax services rendered by Grant Thornton LLP.

All Other Fees: No aggregate fees were billed for the years ended December 31, 2024. For the year ended December 31, 2025, additional services provided by Grant Thornton LLP that are not otherwise disclosed above for work related to Data I/O's S-3 Filing were approximately $47,250

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, non-audit services, tax services and other services. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization.

During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the original pre-approval. In those circumstances, the Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. These additional approvals should be reported at the next scheduled Audit Committee meeting.

For 2025, all services provided by the independent auditors were pre-approved.

PART IV

Item 15. Exhibits, Financial Statement Schedules

Executive Compensation Plans and Arrangements

The following list is a subset of the list of exhibits described below and contains all compensatory plans, contracts or arrangements in which any director or executive officer of Data I/O is a participant, unless the method of allocation of benefits thereunder is the same for management and non-management participants:

(1) Amended and Restated 1982 Employee Stock Purchase Plan. See Exhibit 10.5.

(2) Data I/O Corporation Tax Deferral Retirement Plan and Trust with Empower Retirement (formerly known as Great West Financial (formerly known as Orchard Trust Company)). See Exhibits 10.10, 10.11, 10.12, 10.20, 10.21 and 10.28.

(3) Summary of Amended and Restated Management Incentive Compensation Plan. See Exhibit 10.2.

(4) Amended and Restated 1983 Stock Appreciation Rights Plan. See Exhibit 10.1.

(5) Amended and Restated Executive Agreements. See Exhibit 10.18, and 10.29

(6) 1996 Director Fee Plan (terminated in 2023). See Exhibit 10.4.

(7) Data I/O Corporation 2000 Stock Compensation Incentive Plan. See Exhibit 10.6, 10.9, 10.15, 10.17, 10.26 and 10.30 .

(8) Form of Option Agreement. See Exhibit 10.7.

(9) Form of Indemnification Agreement. See Exhibit 10.13.

(10) Letter Agreement with Anthony Ambrose. See Exhibit 10.14.

(11) Letter Agreement with Rajeev Gulati. See Exhibit 10.16.

(12) Form of Executive Agreement. See Exhibit 10.18 and 10.29.

(13) Form of Restricted Stock Unit Award Agreement. See Exhibit 10.18 and 10.33.

(14) Letter Agreement with Michael Tidwell. See Exhibit 10.25.

(15) Data I/O Corporation 2023 Omnibus Incentive Compensation Incentive Plan. See Exhibit 10.31.

(16) Form of Performance Stock Unit Award Agreement. See Exhibit 10.32.

(17) Letter Agreement with Gerald Y. Ng. See Exhibit 10.34.

(18) Executive Employment Agreement with William Wentworth. See Exhibit 10.35.

(19) Transition Agreement with Anthony Ambrose. See Exhibit 10.36.

(20) Executive Employment Agreement with Charles DiBona and Amendment No. 1 to the Executive Employment Agreement with Charles DiBona. See Exhibit 10.38. and 10.39

(a) **List of Documents Filed as a Part of This Report:** Page

All other schedules not listed above have been omitted because the required information is included in the consolidated financial statements or the notes thereto, or is not applicable or required.

(3) Index to Exhibits:

3 Articles of Incorporation:

3.1 Data I/O's restated Articles of Incorporation filed November 2, 1987 (Incorporated by reference to Exhibit 3.1 of Data I/O's 1987 Annual Report on Form 10-K (File No. 0-10394) and attached as a PDF to Exhibit 3.1 in our 2017 Annual Report on Form 10-K).

3.2 Data I/O's Bylaws as amended and restated as of July 20, 2011 (Incorporated by reference to Data I/O's Current Report on Form 8-K filed July 26, 2011).

3.3 Certification of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 1 of Data I/O's Registration Statement on Form 8-A filed March 13, 1998 (File No. 0-10394)).

4 Instruments Defining the Rights of Security Holders, Including Indentures:

4.1 Rights Agreement dated as of April 4, 1998, between Data I/O Corporation and Chase Mellon Shareholder Services, L.L.C. as Rights Agent, which includes: as Exhibit A thereto, the Form of Right Certificate; and, as Exhibit B thereto, the Summary of Rights to Purchase Series A Junior Participating Preferred Stock (Incorporated by reference to Data I/O's Current Report on Form 8-K filed on March 13, 1998).

4.2 Description of Data I/O Corporation's Common Stock (Incorporated by reference to Data I/O's 2022 Annual Report on Form 10-K (File No. 0-10394)).

10 **Material Contracts:**

10.1 Amended and Restated 1983 Stock Appreciation Rights Plan dated February 3, 1993 (Incorporated by reference to Exhibit 10.23 of Data I/O's 1992 Annual Report on Form 10-K (File No. 0-10394) and attached as a PDF to Exhibit 10.1 in our 2017 Annual Report on Form 10-K).

10.2 Amended and Restated Management Incentive Compensation Plan dated January 1, 1997 (Incorporated by reference to Exhibit 10.25 of Data I/O's 1997 Annual Report on Form 10-K (File No. 0-10394)).

10.3 Amended and Restated Performance Bonus Plan dated January 1, 1997 (Incorporated by reference to Exhibit 10.26 of Data I/O's 1997 Annual Report on Form 10-K (File No. 0-10394)).

10.4 Amended and Restated Data I/O Corporation 1996 Director Fee Plan (Incorporated by reference to Exhibit 10.32 of Data I/O's 1997 Annual Report on Form 10-K (File No. 0-10394)). (Plan cancelled February 22, 2023.)

10.5 Amended and Restated 1982 Employee Stock Purchase Plan dated May 16, 2003 (Incorporated by reference to Data I/O's 2003 Proxy Statement dated March 31, 2003).

10.6 Amended and Restated Data I/O Corporation 2000 Stock Compensation Incentive Plan dated May 24, 2006 (Incorporated by reference to Data I/O's 2006 Proxy Statement dated April 6, 2006).

10.7 Lease, Redmond East Business Campus between Data I/O Corporation and Carr Redmond PLLC dated February 28, 2006 (Incorporated by reference to Data I/O's 2005 Annual Report on Form 10K (File No. 0-10394)).

10.8 Second Amendment to Lease, (Redmond East) between Data I/O Corporation and Arden Realty Limited Partnership, made as of January 31, 2011. (Incorporated by reference to Data I/O's 2010 Annual Report on Form 10-K (File No. 0-10394)).

10.9 Amended and Restated Data I/O Corporation 2000 Stock Compensation Incentive Plan approved May 17, 2011 (Incorporated by reference to Data I/O's 2011 Proxy Statement filed April 5, 2011).

10.10 Empower Retirement (formerly known as Great West Financial (formerly known as Orchard Trust Company) Defined Contribution Prototype Plan and Trust (Incorporated by reference to Data I/O's 2007 Annual Report on Form 10-K (File No. 0-10394)).

10.11 Empower Retirement (formerly known as Great West Financial (formerly known as Orchard Trust Company) Non-standardized 401(k) Plan (Incorporated by reference to Data I/O's 2007 Annual Report on Form 10-K (File No. 0-10394)).

10.12 Empower Retirement (formerly known as Great West Financial (formerly known as Orchard Trust Company) Defined Contribution Prototype Plan and Trust Amendment for Pension Protection Act and Heart Act. (Incorporated by reference to Data I/O's 2009 Annual Report on Form 10-K (File No. 0-10394)).

10.13 Form of Indemnification Agreement. (Incorporated by reference to Data I/O's 2010 Annual Report on Form 10-K (File No. 0-10394)).

10.14 Letter Agreement with Anthony Ambrose (Incorporated by reference to Data I/O's Current Report on Form 8-K filed on October 29, 2012).

10.15 Amended and Restated Data I/O Corporation 2000 Stock Compensation Incentive Plan approved May 10, 2012 (Incorporated by reference to Data I/O's 2012 Proxy Statement filed April 3, 2012).

10.16 Letter Agreement with Rajeev Gulati (Incorporated by reference to Data I/O's Current Report on Form 8-K filed on July 31, 2013).

10.17 Amended and Restated Data I/O Corporation 2000 Stock Compensation Incentive Plan approved April 30, 2014 (Incorporated by reference to Exhibit 10.30 of Data I/O's March 31, 2014 Quarterly Report on Form 10-Q (File No. 0-10394)).

10.18 Form of Executive Agreement (Incorporated by reference to Exhibit 10.31 of Data I/O's June 30, 2014 Quarterly Report on Form 10-Q (File No. 0-10394)).

10.19 Third Amendment to Lease, (Redmond East) between Data I/O Corporation and Arden Realty Limited Partnership, made as of June 1, 2015 (Incorporated by reference to Exhibit 10.29 of Data I/O's June 30, 2015 Quarterly Report on Form 10-Q (File No. 0-10394)).

10.20 Empower Retirement (formerly known as Great West Financial) Financial Adoption Agreement #005 Non-standardized 401(k) Plan (Incorporated by reference to Data I/O's 2015 Annual Report on Form 10-K (File No. 0-10394)).

10.21 Empower Retirement (formerly known as Great West Financial) Financial Adoption Agreement #005 Non-standardized 401(k) Plan (Incorporated by reference to Data I/O's 2016 Annual Report on Form 10-K (File No. 0-10394)).

10.22 Negotiation Protocol for the Purchase of Data I/O's PSV7000, a supply agreement executed July 20, 2016, between Data I/O Corporation and Bosch Car Multimedia Group (Incorporated by reference to Exhibit 10.31 of Data I/O's September 30, 2016 Quarterly Report on Form 10-Q (File No. 0-10394)). (Portions of this exhibit have been omitted based on confidential treatment granted by the SEC. The omitted portions of these exhibits have been filed separately with the SEC. The registrant undertakes to furnish on a supplemental basis a copy of any omitted schedules to the Securities and Exchange Commission upon request.).

10.23 Fifth Amendment to Lease, between Data I/O Corporation and BRE WA OFFICE OWNER LLC, made as of September 12, 2017 (Incorporated by reference to Data I/O's September 30, 2017 Quarterly Report on Form 10-Q (File No. 0-10394)).

10.24 1st Amendment to Negotiation Protocol executed on September 24, 2018 between Data I/O Corporation and Robert Bosch GmbH (Incorporated by reference to Exhibit 10.35 of Data I/O's September 30, 2018 Quarterly Report on Form 10-Q (File No. 0-10394)). (Portions of this exhibit have been omitted based on a request for confidential treatment made to the SEC. The omitted portions of these exhibits have been filed separately with the SEC. The registrant undertakes to furnish on a supplemental basis a copy of any omitted schedules to the Securities Exchange Commission upon request.).

10.25 Letter Agreement with Michael Tidwell (Incorporated by reference to Form 8-K filed on May 1, 2019).

10.26 Amended and Restated Data I/O Corporation 2000 Stock Compensation Incentive Plan approved May 20, 2021 (Incorporated by reference to Data I/O's 2021 Proxy Statement dated April 5, 2021).

10.27 Sixth Amendment to Lease, between Data I/O Corporation and Alco Redmond East, LLC, made as of October 4, 2021 (Incorporated by reference to Data I/O's 2021 Annual Report on Form 10-K (File No. 0-10394)).

10.28 Empower Retirement (formerly known as Great West Financial) Financial Adoption Agreement #001 Non-standardized 401(k) Plan (Incorporated by reference to Data I/O's 2021 Annual Report on Form 10-K (File No. 0-10394)).

10.29 Form of Executive Agreement (Incorporated by reference to Form 8-K filed on February 6, 2023).

10.30 Amended and Restated Data I/O Corporation 2000 Stock Compensation Incentive Plan approved May 18, 2023 (Incorporated by reference to Data I/O's 2023 Proxy Statement dated April 3, 2023).

10.31 Data I/O Corporation 2023 Omnibus Incentive Compensation Incentive Plan approved May 18, 2023 (Incorporated by reference to Data I/O's 2023 Proxy Statement dated April 3, 2023).

10.32 Form of Performance Stock Unit Award Agreement (Incorporated by reference to Data I/O's 2023 Annual Report on Form 10-K (File No. 0-10394).

10.33 Form of Restricted Stock Unit Award Agreement (Incorporated by reference to Data I/O's 2023 Annual Report on Form 10-K (File No. 0-10394).

10.34 Letter Agreement with Gerald Y. Ng (Incorporated by reference to Form 8-K filed on June 30, 2023).

10.35 Executive Employment Agreement with William Wentworth (Incorporated by reference to Form 10-Q filed on November 12, 2024).

10.36 Transition Agreement with Anthony Ambrose (Incorporated by reference to Form 10-Q filed on November 12, 2024).

10.37 Seventh Amendment to Lease, between Data I/O Corporation and Alco Redmond East, LLC, made as of October 17, 2024.

10.38 Independent Contractor Agreement and Proposal and Statement of Work effective on April 28, 2025 between Data I/O Corporation and Theisen Advisory Group, LLC dba TAG CXO (Incorporated by reference to Form 10-Q filed on August 12, 2025).

10.39 Executive Employment Agreement with Charlies DiBona (Incorporated by reference to Form 8-K filed on August 12, 2025).

10.40 Amendment No. 1 to the Executive Employment Agreement with Charles DiBona (incorporated by reference to Form 8-K filed on August 14, 2025).

19.1	Insider Trading Policy	*
21.1	Subsidiaries of the Registrant	*
23.1	Consent of Independent Registered Public Accounting Firm	*

31 Certification – Section 302:

31.1	Chief Executive Officer Certification	35
31.2	Chief Financial Officer Certification	36

32 Certification – Section 906:

32.1	Chief Executive Officer Certification	*
32.2	Chief Financial Officer Certification	*

97 Data I/O Corporation INCENTIVE COMPENSATION RECOVERY POLICY (Incorporated by reference to Data I/O's 2023 Annual Report on Form 10-K (File No. 0-10394).

101 Interactive Data Files Pursuant to Rule 405 of Regulation S-T

* - Previously filed with our 2025 Form 10-K, originally filed with the SEC on April 16, 2026, which is being amended hereby.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATA I/O CORPORATION
(REGISTRANT)

DATED: April 30, 2026

By: /s/William Wentworth
William Wentworth
President and Chief Executive Officer

DATA I/O CORPORATION

NOTICE OF 2026

ANNUAL MEETING

and

PROXY STATEMENT

DATA I/O CORPORATION

May 29, 2026

To Our Shareholders:

You are cordially invited to attend the 2026 Annual Meeting of Data I/O Corporation, which will be held at Data I/O's headquarters at 6645 185th Ave NE, Suite 100, Redmond, Washington 98052. The meeting will begin at 10:00 a.m. Pacific Daylight Time on Wednesday, July 8, 2026.

Officers of Data I/O will be attending and will respond to questions after the meeting. Formal business will include the election of directors, ratification of the continued appointment of Grant Thornton LLP as Data I/O's independent auditors, amendments to the 2023 Omnibus Incentive Compensation Plan to increase the number of shares available for issuance thereunder, approval of the issuance of more than 20% of outstanding common shares to the Private Placement investor, and advisory votes on executive compensation.

Please read the proxy materials carefully. Your vote is important. Data I/O appreciates you considering and acting on the proposals presented. The meeting is not being held as a virtual or hybrid meeting, so in order to attend and vote at the meeting (as opposed to voting by proxy), you must attend the meeting in person. However, the Company encourages shareholders to vote on the matters before the meeting by proxy, and if you wish to listen to the annual meeting matters and voting results via conference call, we encourage you to use the conference call, rather than attend the meeting in person. There is no other business presentation planned for the meeting. The conference call information will be available on the Company's website at https://www.dataio.com/investor-relations/news/events/ or contact the Corporate Secretary.

Sincerely,

William Wentworth
President and Chief Executive Officer

DATA I/O CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS – July 8, 2026

To the Shareholders of Data I/O Corporation:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Data I/O Corporation (the "Company" or "Data I/O") will be held at 10:00 a.m. Pacific Daylight Time, on Wednesday, July 8, 2026, at Data I/O's principal offices, 6645 185th Ave NE, Suite 100, Redmond, Washington 98052, for the following purposes:

(1) **Election of Directors:**
To elect five directors, each to serve until the next annual meeting of shareholders or until his or her successor is elected and qualified or until such director's earlier death, resignation, or removal.

(2) **Ratification of Independent Auditors:**
To ratify the continued appointment of Grant Thornton LLP as Data I/O's independent auditors for the calendar year ended December 31, 2026.

(3) **Amendment to the 2023 Omnibus Incentive Compensation Plan to Increase Number of Shares Available for Issuance Thereunder**
Approval of the 2026 Amendment to the 2023 Plan to increase the aggregate number of shares of our common stock reserved for issuance under the 2023 Plan.

(4) **Approve the issuance of more than 20% of shares to Private Placement Investor**
Approval of the potential issuance of 20% or more of our issued and outstanding common stock at prices that may be less than the Nasdaq Minimum Price to the holder or holders of certain Convertible Securities and to approve any change of control that may be deemed to occur in connection with such issuance.

(5) **Say on Pay – Advisory Vote on Executive Compensation:**
To consider and vote on an advisory resolution on the compensation of our named executive officers.

(6) **Other Business:**
To consider and vote upon such other business as may properly come before the meeting or any adjournments or postponements thereof.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on July 8, 2026. The proxy statement and annual report to security holders are also available at https://www.dataio.com/investor-relations/news/events/.

The Board of Directors has fixed the close of business on May 19, 2026 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, the 2026 Annual Meeting and any adjournment or postponement thereof.

By Order of the Board of Directors

William Wentworth
President and Chief Executive Officer

Redmond, Washington
May 29, 2026

YOUR VOTE IS IMPORTANT

Whether or not you expect to attend the meeting in person, we urge you to sign, date, and return the accompanying proxy card at your earliest convenience, or you may vote as provided in the instructions on the proxy card (for Computershare accounts: by the internet at http://www.envisionreports.com/DAIO or by telephone at 1-800-652-8683, and for other accounts: by the internet at www.ProxyVote.com or by phone at 1-800-579-1639). This will ensure the presence of a quorum at the meeting. **Promptly returning a signed and dated proxy card, or voting by the internet or by telephone, will save Data I/O the extra expense of additional solicitation.** Your proxy is revocable at your request any time before it is voted. If you attend the meeting, you may vote in person if you wish, even if you have previously returned your proxy card. If you vote by mail, an addressed, postage-paid envelope is provided in order to make certain that your shares will be represented at the Annual Meeting.

DATA I/O CORPORATION

6645 185th Ave NE, Suite 100

Redmond, Washington 98052

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

July 8, 2026

INFORMATION REGARDING PROXY

This Proxy Statement and the accompanying form of proxy are furnished in connection with the solicitation of proxies by the Board of Directors ("Board of Directors") of Data I/O Corporation (the "Company" or "Data I/O") for use at the Annual Meeting of Shareholders to be held on Wednesday, July 8, 2026, at 10:00 a.m. Pacific Daylight Time at Data I/O's principal office, 6645 185th Ave NE, Suite 100, Redmond, Washington 98052, and at any adjournment of the meeting (the "Annual Meeting"). Shareholders of record at the close of business on May 19, 2026 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting. This Proxy Statement and a copy of Data I/O's 2025 Annual Report to Shareholders are being mailed to shareholders on or about May 29, 2026.

A proxy card is enclosed for your use. ***You are requested on behalf of the Board of Directors to sign, date, and return the proxy card in the accompanying envelope***, which is postage-paid if mailed in the United States or Canada. Alternatively, you may vote as provided in the instructions on the proxy card (for Computershare accounts: by the internet at http://www.envisionreports.com/DAIO or by telephone at 1-800-652-8683, and for other accounts: by the internet at www.ProxyVote.com or by phone at 1-800-579-1639). If you vote by the internet or by telephone, you do not need to mail back the proxy card.

A proxy in the accompanying form, which is properly signed, dated and returned and not revoked, will be voted in accordance with its instructions. To vote on the election of directors, check the appropriate box under Proposal 1 on your proxy card. You may (a) vote "FOR" all of the director nominees as a group, (b) "WITHHOLD" authority to vote for all director nominees as a group, or (c) vote "FOR" all director nominees as a group except those nominees indicated to the contrary. To vote on Proposal 2 to ratify the continued appointment of Grant Thornton LLP as Data I/O's independent auditors for the calendar year ended December 31, 2026, check the appropriate box under Proposal 2 on your proxy card. You may (a) vote "FOR" approval of the ratification of Grant Thornton LLP as Data I/O's independent auditors, (b) vote "AGAINST" approval of the ratification of Grant Thornton LLP as Data I/O's independent auditors, or (c) "ABSTAIN" from voting on the ratification of Grant Thornton LLP as Data I/O's independent auditors. To vote on Proposal 3, to approve the amendment to the 2023 Omnibus Incentive Compensation Plan (the "2023 Plan") to increase the number of shares available for issuance, check the appropriate box under Proposal 3 on your proxy card. You may (a) vote "FOR" approval of the amendment to the 2023 Plan, (b) vote "AGAINST" approval of the amendment to the 2023 Plan, or (c) "ABSTAIN" from voting on the amendment to the 2023 Plan. To vote on Proposal 4, to approve the potential issuance of 20% or more of our outstanding common stock at less than the Nasdaq Minimum Price and any change of control that may be deemed to occur in connection with such issuance (the "Private Placement Issuance"), check the appropriate box under Proposal 4 on your proxy card. You may (a) vote "FOR" approval of the Private Placement Issuance, (b) vote "AGAINST" approval of the Private Placement Issuance, or (c) "ABSTAIN" from voting on the Private Placement Issuance. To vote on Proposal 5, Say on Pay – Advisory Vote on Executive Compensation, you may vote (a) "FOR" the advisory resolution, (b) "AGAINST" the advisory resolution, or (c) "ABSTAIN" from voting on the advisory resolution on executive compensation.

Proxies which are returned to Data I/O without instructions will be voted as recommended by the Board of Directors. Any shareholder who returns a proxy may revoke it at any time prior to voting on any matter (without, however, affecting any vote taken prior to such revocation) by (i) delivering written notice of revocation to the Secretary of Data I/O at Data I/O's principal office, (ii) executing and delivering to Data I/O another proxy dated as of a later date, or (iii) voting in person at the Annual Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The only outstanding voting securities of Data I/O are shares of common stock (the "Common Stock"). As of the Record Date, there were 9,394,422 shares of Common Stock issued and outstanding, and each such share is entitled to one vote at the Annual Meeting. The presence in person or by proxy of holders of record of a majority of the outstanding shares of Common Stock is required for a quorum for transacting business at the Annual Meeting. Shares of Common Stock underlying abstentions will be considered present

at the Annual Meeting for the purpose of calculating a quorum. Under Washington law and Data I/O's charter documents, if a quorum is present, the five nominees for election to the Board of Directors who receive the greatest number of affirmative votes cast at the Annual Meeting will be elected directors. Abstentions and broker non-votes will have no effect on the election of directors because they are not cast in favor of any particular candidate.

The proposal to ratify the continued appointment of Grant Thornton LLP as Data I/O's independent auditors will be approved, if a quorum is present, if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal. Abstentions and broker non-votes on the proposals will have no effect because approval of the proposal is based solely on the votes cast.

Proposal 3 The vote on the amendment to the 2023 Plan to increase the number of shares available for issuance under the 2023 Plan will be approved, if a quorum is present, if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal. Abstentions and broker non-votes on the proposals will have no effect because approval of the proposal is based solely on the votes cast.

Proposal 4 The vote on approval of the potential issuance of 20% or more of our outstanding common stock at less than the Nasdaq Minimum Price and any change of control that may be deemed to occur in connection with such issuance will be approved, if a quorum is present, if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal. Abstentions and broker non-votes on the proposals will have no effect because approval of the proposal is based solely on the votes cast.

Say on Pay – The advisory vote on the compensation of Data I/O's named executive officers will be approved, if a quorum is present, if the number of votes cast in favor of the advisory resolution exceeds the number of votes cast against the advisory resolution. Abstentions and broker non-votes on the advisory resolution will have no effect because approval of the advisory resolution is based solely on the votes cast.

Proxies and ballots will be received and tabulated by Computershare, an independent business entity not affiliated with Data I/O.

Effect of Not Casting Your Vote

If you hold your shares in street name, it is critical that you instruct your broker or bank how to vote if you want it to count in Proposal 1, the election of directors, Proposal 3, Proposal 4, and Proposal 5, Say on Pay. Regulations no longer allow your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. If you hold your shares in street name and you do not instruct your bank or broker how to vote on Proposal 1, the election of directors, Proposal 3, Proposal 4, and Proposal 5, Say on Pay, votes will not be cast on your behalf for these Proposals. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on Proposal 2, ratification of the appointment of Data I/O's independent auditors. If you are a shareholder of record and you do not cast your vote, votes will not be cast on your behalf on any of the items of business at the Annual Meeting.

The Common Stock is traded on The NASDAQ Capital Market under the symbol "DAIO". The last sale price for the Common Stock on May 19, 2026, as reported by The NASDAQ Capital Market, was $3.10 per share.

Principal Holders of Data I/O's Common Stock

The following table sets forth information for all shareholders known by Data I/O to be the beneficial owners of more than five percent of its outstanding Common Stock as of the Record Date. Except as noted below, each person or entity has sole voting and investment powers for the shares shown.

Name and Address	Amount and Nature of Beneficial Ownership		Percent of Shares Outstanding
David L. Kanen Kanen Wealth Management LLC Philotimo Fund, LP Philotimo Focused Growth and Income Fund 6810 Lyons Technology Circle, Suite 160 Coconut Creek, Florida 33073	839,421	(1)	8.94%

(1) The holding reported as of May 22, 2025, as jointly reported by Philotimo Fund, LP, Philotimo Focused Growth and Income Fund ("PHLOX"), David L. Kanen ("Mr. Kanen") and Kanen Wealth Management LLC ("KWM"), on the most recent (filed May 22, 2025; no subsequent filings were found) Schedule 13G filed under the Securities Exchange Act of 1934. The Schedule 13G indicates that Philotimo Fund, LP has 0 sole voting power, 0 sole dispositive power, 487,127 shared voting power and 487,127 shared dispositive power for shares.
PHLOX has 0 shared sole voting, 0 shared sole dispositive power, 327,401 shared voting power and 327,401 shared dispositive power for shares. KWM has 0 shared sole voting power, 0 shared sole dispositive power, 819,528 shared voting power and 819,528 shared dispositive power for shares.
Mr. Kanen has 19,893 shares sole voting, 19,893 shares sole dispositive power, 819,528 shared voting power and 819,528 shared dispositive power for shares, with aggregate amount beneficially owned by each reporting person of 839,421.
KWM is the General Partner of Philotimo Fund, LP, and the investment manager of PHLOX and Mr. Kanen is the managing member of KWM. KWM and Mr. Kanen may be deemed to beneficially own the shares owned by Philotimo, PHLOX and the Managed Accounts.

Directors' and Officers' Share Ownership

The following table indicates ownership of Data I/O's Common Stock by each director of Data I/O, each executive officer named in the compensation tables appearing later in this Proxy Statement, and by all directors and executive officers as a group, all as of the Record Date. Data I/O is not aware of any family relationships between any director, director nominee or executive officer of Data I/O.

Name	Amount and Nature of Beneficial Ownership	Percent of Shares Outstanding
William Wentworth [(2)]	114,392	1.20%
Charles J. DiBona [(3)]	0	[(1)]
Gerald Y. Ng[(4)]	15	[(1)]
Douglas W. Brown	101,759	1.06%
Sally A. Washlow	72,651	[(1)]
Edward J. Smith	63,115	[(1)]
Garrett Larson	30,572	[(1)]
Steven Waszak [(3)]	7,950	[(1)]
All current directors and current and former executive officers as a group (8) persons [(2)]	390,454	4.058%

(1) Less than 1 percent each.
(2) Includes 75,000 options exercisable within 60 days.
(3) Charles J. DiBona and Steven Waszak do not have any shares ownership due to joining the Data I/O in 2025.
(4) Gerald Ng was Vice President, Chief Financial Officer, Secretary and Treasurer of the Company until his retirement on May 19, 2025. He continued in a Finance Advisor role until July 4, 2025.

Data I/O is not aware of any arrangement the operation of which may at a subsequent date result in a change of control of Data I/O.

Legal Proceedings

Neither Data I/O nor any of its property is currently subject to any material legal proceedings or other adverse regulatory proceedings. Data I/O does not currently know of any material legal proceedings against it or its subsidiaries involving its directors, proposed directors, or executive officers, or any associate of any such director or executive officer, or any material interest adverse to Data I/O or its subsidiaries. None of Data I/O's directors, proposed directors or executive officers has, during the past ten years, been involved in any material bankruptcy, criminal or securities law proceedings.

CORPORATE GOVERNANCE

Board Charters

The Board of Directors has adopted Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee Charters. All our Charters are reviewed and updated periodically by our Board of Directors. All of our Charters were reviewed during 2025 and again in early 2026 and no changes were made. The current versions of our Charters are posted on the corporate governance page of our website at https://www.dataio.com/Company/Investor-Relations/Corporate-Governance.aspx. All of these Charters are consistent with the applicable requirements of United States security laws and our NASDAQ listing standards.

Code of Ethics

Our Code of Ethics was reviewed by our Board of Directors during 2025 and again in early 2026 and no substantive changes were made. The current version of our Code of Ethics is posted on the Corporate Governance page of our website at https://www.dataio.com/Company/Investor-Relations/Corporate-Governance.aspx. Data I/O's Code of Ethics apply to all directors, officers and employees of Data I/O, including the named executive officers. The key principles of the Code are to act legally, and with integrity in all work for Data I/O. We will post any amendments to our Code of Ethics on the corporate governance page of our website at www.dataio.com/company/investorrelations/corporategovernance.aspx. In the unlikely event that the Board of Directors approves any waiver to the Code of Ethics for our executive officers or directors, information concerning such waiver will also be posted on our website. In addition to posting information regarding amendments and waivers on our website, the same information will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver, unless website posting of such amendments or waivers is permitted by the rules of The NASDAQ Stock Market LLC.

Clawback of Executive Compensation

On October 25, 2023, the Board adopted an Incentive Compensation Recovery Policy ("Clawback Policy"), which is further discussed in the **EXECUTIVE COMPENSATION** section under ***Clawback of Executive Compensation*** in this document.

Risk Oversight

Our current Board of Directors consists of five independent directors, and one non-independent director, our Chief Executive Officer. Risk oversight is generally handled by our entire Board of Directors, although certain risk oversight areas such as internal control and cyber risk are handled by our Audit Committee, and compensation is handled by our Compensation Committee. The Board leadership structure promotes effective oversight of the Company's risk management for the same reasons that the structure is most effective for the Company in general, that is, by providing the Chief Executive Officer and other members of senior management with the responsibility to assess and manage the Company's day-to-day risk exposure and providing the Board, and specifically the Audit Committee of the Board, with the responsibility to oversee these efforts of senior management.

Director Independence

Messrs. Brown, Smith, Larson, and Waszak and Ms. Washlow are independent directors as defined by applicable U.S. Securities and Exchange Commission ("SEC") rules and NASDAQ listing standards.

Leadership Structure

Ms. Washlow, an independent director, was our Board Chair, until December 3, 2025. Effective, December 3, 2025, the Board appointed Edward Smith, also an independent director, to replace Ms. Washlow as Board Chair. Mr. Wentworth is our Chief Executive Officer, President, and Director.

PROPOSAL 1: ELECTION OF DIRECTORS

At the 2025 Annual Meeting, the shareholders elected five directors to serve until the next Annual Meeting or until such director's successor has been qualified and elected or such director's earlier death, resignation or removal. For the 2026 Annual Meeting, the Board of Directors has approved the five nominees named below. All five nominees are currently members of the Board of Directors. Each of the nominees has indicated that they are willing and able to serve as directors. However, should one or more of the nominees not accept the nomination, or otherwise be unwilling or unable to serve, it is intended that the proxies will be voted for the election of a substitute nominee or nominees designated by the Board of Directors.

RECOMMENDATION: The Board of Directors recommends a vote FOR each of the director nominees.

William Wentworth, age 60, was elected a director of Data I/O effective May 18, 2023 and became President on September 1, 2024 and Chief Executive Officer (CEO) on October 1, 2024. Prior to that, he was the Principal Managing Partner of Wentworth Advisors, LLC, a consulting firm. He was a co-founder of Source Electronics Corporation in 1988, and he led a majority exit with HIG Capital in 2001. He navigated the business through the 2001 technology recession with a successful exit in 2008 to Avnet Inc. Mr. Wentworth was Senior Vice President and General Manager at Avnet Logistics Services from 2008 to 2012. In January of 2013 he joined Avnet Technology Solutions serving as Senior Vice President and Global Leader of Services until mid 2015. During the prior six years before joining Data I/O, he was with Wentworth Advisors, LLC. where he consulted with IT Services Firms to launch GTM Strategies (services, solutions) in the Cloud, and data and analytics space (Snowflake/Databricks). He worked with several private equity firms/family offices advising on technology acquisitions. He served as the Managing Director of Blankfactor, a global technology partner that provides end-to-end digital services. He served as a board member of Excellarate, a Frontenac Company, and Synerzip/Prime Technology Group (led the business/investment rational) from January 2020 through February 2023. He was the part-time Chief Strategy Officer of Planar Semiconductor since February 2022. Mr. Wentworth was named New Hampshire's Entrepreneur of the Year in 2001 and was a finalist for the Ernst & Young Entrepreneur of the Year Award in 1999, 2000, and 2001. Mr. Wentworth has an associates degree in Electronics from ATI Technical Institute.

Mr. Wentworth has extensive executive experience in the semiconductors, programming services, and technology sector and his role as our President and CEO gives him knowledge as well as unique insight into our challenges, opportunities and operations, for which the Board of Directors believes he is qualified to serve as a director of Data I/O.

Sally A. Washlow, age 54, was appointed a director of Data I/O effective October 28, 2020. Ms. Washlow is Chief Executive Officer of Orion Energy Systems (NASDAQ: OESX). Previously, from 2019 until May 2025, she was a Practice Lead for LHH's International Center for Executive Options working with senior level and C-Suite executives from companies ranging from Fortune 10 to privately held. She operates SW Consulting LLC supporting companies with executive management, strategy initiatives and board service to privately held companies since 2017. From 2015 to 2017, Ms. Washlow was the Chief Executive Officer of Cedar Electronics Corporation, a supplier of radar detectors, GPS systems, dash cameras and other electronic products, and led the integration of the Cobra and Escort electronics businesses. Prior to that, she worked for 13 years at Cobra Electronics Corporation (COBR) in various capacities, including as President from 2013 until 2015. Prior roles included leadership positions in product development, marketing and supply chain with Motorola in the automotive and telecommunication sectors along with LG/ Zenith and the launch of Digital Television. Ms. Washlow previously served on the board of Orion Energy Systems (NASDAQ: OESX) and was the chair of the Compensation Committee. She is on the board of the Northbrook Bank and Trust Company, N.A., a Wintrust Community Bank (NASDAQ: WTFC). She formerly was a member of the Consumer Technology Association and served on the audit committee as well as the Board of Industry Leaders. Until August 2023, she was a board member and served as Chair of Costar Technologies, Inc. (OTC Markets Group: CSTI). Ms. Washlow received an MBA in Marketing from DePaul University and a BA in Supply Chain Management from Michigan State University.

Ms. Washlow, as a Chief Executive Officer and a consultant , has extensive experience as an operating leader in the security and automotive electronics markets, for which the Board of Directors believes she is qualified to serve as a director of Data I/O.

Edward J. Smith, age 63, was appointed a director of Data I/O effective February 23, 2022 and appointed Chair of the Board on December 3, 2025. Currently he is also serving as the Chairman of the Board of SMTC Corporation. Previously he served as the President and Chief Executive Officer of SMTC Corporation from 2017 until May 2024. He served as President of Avnet Inc. for 7 years and held various other senior positions since 1994. Mr. Smith served as President and Chief Executive Officer of SMTEK International Inc. from 2002 to 2004, a tier II manufacturer in the EMS industry. Mr. Smith is a seasoned and successful executive with more than 25 years of experience in electronic manufacturing services (EMS) industry and the electronic components distribution industry. He has served on numerous private company and non-profit boards. On December 9, 2025 he was appointed Chairman of the Board of Dye & Durham Corporation (TSX: DND). Mr. Smith previously served on the board of directors of SMTC Corporation (NASDAQ: SMTX)

until it went private in 2021. On August 21, 2024, he resigned from the board of directors of Aqua Metals, Inc. (NASDAQ: AQMS). Mr. Smith is the founder and currently runs the We Will Never Forget charitable foundation.

Mr. Smith has extensive board, CEO and industry expertise, for which the Board of Directors believes he is qualified to serve as a director of Data I/O.

Garrett Larson, age 30, was appointed a director of Data I/O effective January 23, 2025. Mr. Larson is a Senior Equity Analyst with Kanen Wealth Management, LLC with a proven track record in equity analysis and strategic decision-making. Over the past nine years he has successfully led sector verticals across consumer and technology groups for various multi-billion dollar hedge funds, including Kynikos Associates and SPX Capital. As a Senior Equity Analyst, Mr. Larson has an extensive track record of creating value and providing valuable insights to companies. He has a deep understanding of financial markets and his strategic acumen will be invaluable in guiding Data I/O's initiatives to enhance operational efficiency, evaluate potential M&A, and drive long-term growth. Mr. Larson has a Bachelor of Science in Finance from Florida State University.

Mr. Larson has extensive experience in capital markets and value creation, for which the Board of Directors believes he is qualified to serve as a director of Data I/O.

Steven Waszak, age 68, was appointed a director of Data I/O effective December 3, 2025. Currently he is the Chief Financial Officer of SMTC Corporation. Prior to SMTC Corporation, Mr. Waszak served as CFO from 2015 to 2018 at Connected-Holdings, LLC, a vertically integrated, Internet of Things "IoT" intelligent services provider. From 2010 to 2014, Mr. Waszak held the role of CEO and President of BTI Systems, a developer of optical networks + innovative data-center interconnect solutions for smart-cloud providers acquired by Juniper Networks (NYSE: JNPR). Mr. Waszak's C-Suite experience also includes serving as Vice President of Global Sales Operation for Ciena Corporation (NYSE: CIEN) following the acquisition of Internet Photonics (a Bell Labs spin-out), where he held the position of CFO/COO. Mr. Waszak has served on Board of Directors of private entities and publicly traded companies including SMTEK International (NASDAQ: SMTK) and Retix (NASDAQ) layer-3 routing + network management software for large enterprises. Mr. Waszak has more than 30 years' experience as a technology executive, across corporate finance and strategic development roles and has led teams through multiple M&A transactions exceeding $1 billion in value. Mr. Waszak has a Bachelor of Science in Accounting (Business/Economics concentration) from Loyola Marymount University, Los Angeles and holds an Executive Development Program Certificates from Harvard Business School and Kellogg School of Management.

Mr. Waszak has extensive board, CFO and industry expertise, for which the Board of Directors believes he is qualified to serve as a director of Data I/O.

THE BOARD OF DIRECTORS

Communications with the Board of Directors

Shareholders may communicate with the Board of Directors by sending an email to investorrelations@dataio.com or by sending a letter to Data I/O Corporation Board of Directors, c/o the Secretary, 6645 185th Ave NE, Suite 100, Redmond, WA 98052. The Secretary will receive the correspondence and forward it to the Chair of the applicable Board of Directors Committee or to any individual director or directors to whom the communication is directed.

BOARD COMMITTEES

During the year ended December 31, 2025, there were 18 meetings of the Board of Directors. Each of the incumbent directors who was on the Board of Directors during 2025 attended over 99% of the aggregate of the total number of meetings of the Board of Directors during their term of service on the Board of Directors. Data I/O does not have a policy requiring members of the Board of Directors to attend the Annual Meeting, although we typically encourage our Board of Directors to attend. Ms. Washlow and Mr. Larson attended our 2025 Annual Meeting telephonically and Mr. Wentworth and Mr. Brown attended in person.

The Board of Directors had three standing Committees during 2025: The Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Each committee was comprised solely of independent directors during 2025, as defined by applicable SEC rules, NASDAQ listing standards including director independence generally as well as additional independence requirements for audit and compensation committees, and the Sarbanes-Oxley Act of 2002. The following table shows the composition of the Board Committees and Board Leadership structure during 2025 and through the date of this Proxy Statement.

Director (M=member)	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Comments
William Wentworth				President & CEO
Doug Brown	Chair		M	Not standing for reelection at the Annual Meeting
Sally Washlow		M (Until 5/15/2025 Chair (starting 12/3/2025)	Chair (Until 5/15/2025) M (starting 5/15/2025)	Chair of the Board (until 12/3/2025)
Edward Smith	M	Chair (until 12/3/2025)	M	Chair of the Board (starting 12/3/2025)
Garrett Larson	M (starting 1/23/2025)	M (starting 1/23/2025)	M (starting 1/23/2025) Chair (starting 5/15/2025)	A director effective 1/23/2025
Steven Waszak	M (starting 12/3/2025)	M (starting 12/3/2025)	M (starting 12/3/2025)	A director effective 12/3/2025

Audit Committee

The Audit Committee appoints, oversees, evaluates, and engages independent certified public accountants for the ensuing year and approves the compensation and other terms of such engagement; reviews the scope of the audit; periodically reviews Data I/O's program of internal control and audit functions; receives and reviews the reports of the independent accountants; and reviews the annual financial report to the directors and shareholders of Data I/O. Each member of the Audit Committee is an independent director, as defined by applicable NASDAQ listing standards and the Sarbanes-Oxley Act of 2002. During 2025 and through the date of this Proxy statement, at least 2 Audit Committee members are "audit committee financial experts" as defined by the applicable SEC rules adopted pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee met three times during 2025 and recorded 100% committee attendance at such meetings held during their term of service. See the "Report of the Audit Committee" for additional information.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee, or "CGNC", develops, recommends to the Board of Directors, and monitors a set of corporate governance principles applicable to Data I/O. The CGNC seeks qualified candidates to serve on the Board of Directors, recommends them for the Board of Directors' consideration for election as directors at the Annual Meeting of Shareholders and proposes candidates to fill vacancies on the Board of Directors. The CGNC met four times in 2025 and recorded no less than 100% committee attendance at such meetings held during their term of service. The CGNC continues to seek qualified candidates and recommends the director nominees to the Board of Directors. The CGNC identifies, evaluates, and recommends director nominees and Committee assignments which are described in greater detail below.

Compensation Committee

The Compensation Committee is composed entirely of independent directors, as defined by applicable NASDAQ listing standards for compensation committees. The Compensation Committee is responsible for setting and administering the policies which govern all of the compensation programs of Data I/O. The Compensation Committee may delegate its authority and duties to subcommittees or individual members of the Compensation Committee as it considers appropriate.

The Compensation Committee makes recommendations to the Board of Directors concerning the compensation of Data I/O's executive officers. The Compensation Committee administers Data I/O's long-term equity incentive plans. The Compensation

Committee reviews all employee benefit programs and approves significant changes in major programs and all new programs. The Compensation Committee met four times during 2025 and recorded 100% committee attendance at such meetings held during their term of service.

As authorized by the Compensation Committee charter, the Compensation Committee may retain consultants or other advisors, as well as purchase compensation surveys, to assist in carrying out its responsibilities.

Consideration of Director Nominees

The Corporate Governance and Nominating Committee has developed, and the Board has approved, Board Responsibilities and Director Recruitment Objectives, which further outline our directors' roles and responsibilities and desired traits, diversity, characteristics, experience and criteria for selection. The Corporate Governance and Nominating Committee in evaluating and determining whether to recommend a person as a candidate for election as a director consider, in light of the Board Responsibilities and Director Recruitment Objectives, considers the relevant management and/or technology industry experience of potential director candidates (such as experience as chief executive, operations or financial officer, or similar positions); business development, mergers and acquisitions experience; public/corporate board experience, diversity, knowledge of Data I/O; educational experience; commitment to maximizing shareholder value; certain values such as integrity, accountability, judgment and adherence to high performance standards; independence pursuant to applicable guidelines; ability and willingness to undertake the required time commitment to Board functions; shareholder input; and an absence of conflicts of interest with Data I/O.

Director Diversity

The Corporate Governance and Nominating Committee also considers issues of diversity, such as diversity of gender, race and national origin, education, professional experience and differences in viewpoints and skills. The CGNC does not have a formal policy on Board diversity; however, the CGNC believes that it is important for Board members to represent diverse viewpoints and comply with specific applicable laws. The composition and quantity of board members may be potentially impacted as we maintain compliance with these and future requirements. In considering candidates for the Board, the CGNC considers the entirety of each candidate's credentials in the context of these standards. With respect to evaluating the nomination of continuing directors for re-election, the CGNC considered each director's contributions to the company as well as the results of the Board of Directors self-evaluations process.

Identifying Director Nominees; Consideration of Nominees of the Shareholders

The Corporate Governance and Nominating Committee may employ a variety of methods for identifying and evaluating nominees for directors. The CGNC regularly assesses the size of the Board, the need for particular expertise on the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the CGNC considers various potential candidates for director which may come to the CGNC's attention through current Board members, professional search firms, shareholders, or other persons and evaluates these candidates in light of the Board Responsibilities and Director Recruitment Objectives. These candidates are evaluated at regular or special meetings of the CGNC and may be considered at any point during the year.

The Corporate Governance and Nominating Committee will consider candidates recommended by shareholders, when the nominations are properly submitted, under the criteria summarized above in "Consideration of Director Nominees" and in accordance with the procedures described below in "Shareholder Nominations and Proposals for the 2026 Annual Meeting of Shareholders." Following verification of the shareholder status of persons proposing candidates, the CGNC makes an initial analysis of the qualifications of any candidate recommended by shareholders or others pursuant to the criteria summarized above to determine if the candidate is qualified for service on the Data I/O Board of Directors before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a shareholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the CGNC as part of its review. Other than the verification of compliance with procedures and shareholder status, and the initial analysis performed by the CGNC, a potential candidate nominated by a shareholder is treated like any other potential candidate during the review process by the CGNC. For eligible shareholder nominees to be placed on the ballot for the 2026 Annual Meeting of Shareholders, shareholders were required to deliver nominations for proposed director nominees to Data I/O by February 13, 2026. No formal candidate nominations were made by shareholders for election at the 2026 Annual Meeting. Existing Directors were identified as follows: Mr. Wentworth was initially identified by a Board member; Mr. Smith and Mr. Larson were initially identified by discussions with significant shareholders and the Board; Mr. Waszak was initially identified by a current Board member; Ms. Washlow was initially identified and introduced by a former Board member; and Mr. Brown was initially identified and introduced by a former member of management, but is not standing for re-election at the Annual Meeting.

Certain Relationships and Related Transactions

Our Audit Committee is charged with monitoring and reviewing issues involving potential conflicts of interest, and reviewing and approving related party transactions as set forth in the Code of Ethics, which is posted on the corporate governance page of our website at https://www.dataio.com/Company/Investor-Relations/Corporate-Governance.aspx. Under our Code of Ethics, our directors, officers and employees are expected to avoid conflicts of interest with Data I/O and are required to report any such conflicts of interest to our Chief Executive Officer or Chief Financial Officer, or to the Chair of our Audit Committee. Our Audit Committee reviews all such transactions and relationships by our directors and executive officers that come to its attention either through the director and officer questionnaires or otherwise, and considers whether to approve or take other appropriate action with respect to such transactions or relationships. During 2024 and 2025, no related party transactions that were significant or material occurred.

BOARD COMPENSATION

Employee directors do not receive additional compensation for serving on the Board of Directors. During 2025, non-employee directors received a cash retainer of $7,750 for each quarter of service. Data I/O paid additional quarterly compensation to the non-employee directors who served as Chair of the Board of Directors or as a Committee chair: $3,750 for Chair of the Board of Directors; $2,500 for Chair of the Audit Committee; $2,000 for Chair of the Compensation Committee; and $2,000 for Chair of the Corporate Governance and Nominating Committee. Fees are prorated based on time served for changes in directors and assignments.

In addition, each non-employee Board of Directors member as of May 15, 2025, was granted a restricted stock award for 20,300 shares of Data I/O stock. The restricted stock awards were granted under the provisions and terms of the 2023 Omnibus Incentive Compensation Plan ("2023 Plan") and generally vest in one year or on the date of the next Annual Meeting, if earlier. Data I/O also reimburses non-employee directors for actual travel and out-of-pocket expenses incurred in connection with service to Data I/O.

Each Data I/O non-employee member of the Board of Directors is required to achieve ownership of Data I/O stock at least equal to three times the annual director cash retainer fee based on Data I/O's then current share price. Non-employee directors have five years from their initial election or appointment to meet the ownership target requirement. Amounts that count toward meeting the target requirement include: shares owned; shared ownership (shares owned or held in trust by immediate family); and the gain amount from any in-the-money vested options. If the stock ownership target requirement has not been met by any non-employee director, until such time as such director reaches the target requirement, he or she will be required to retain any Data I/O shares issued by Data I/O to such director (other than those disposed of to pay for the exercise and associated taxes on those shares). As of the Record Date, Mr. Brown and Ms. Washlow have met the stock ownership target requirement and Mr. Smith , Mr. Larson and Mr. Waszak, as a result of their recent appointments, have not yet met the requirement.

The Chief Executive Officer ("CEO") is required to achieve ownership of Data I/O stock of at least two times the base pay of the CEO based on Data I/O's then current share price. The CEO has five years from appointment to meet the ownership target requirement. Amounts that count toward meeting the target requirement are the same as for the Board of Directors. If the stock ownership target requirement has not been met by the CEO, until such time as the CEO reaches the requirement amount, he or she will be required to retain any Data I/O shares issued by Data I/O (other than those disposed of to pay for the exercise and associated taxes on those shares). As of the Record Date the CEO did not meet the stock ownership target requirement, but he has five years to meet the target stock ownership requirement.

We have adopted a "Securities Trading Policy" that (i) governs the purchase, sale, and/or other dispositions of the Company's securities by our directors, officers, employees, and consultants that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us; and (ii) includes a prohibition against hedging transactions. This Policy is included in the 2025 Annual Report on Form 10-K in Exhibit 19 thereto.

DIRECTOR COMPENSATION

The following table shows compensation paid by Data I/O to non-employee directors during 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Douglas W. Brown (1)(2)	$41,000	$50,344	$0	$0	$0	$0	$91,344
Sally Washlow (1)(2)	$48,456	$50,344	$0	$0	$0	$0	$98,800
Edward Smith (1)(2)	$39,533	$50,344	$0	$0	$0	$0	$89,877
Garrett Larson (1)(2)(3)	$34,030	$50,344	$0	$0	$0	$0	$84,374
Steven Waszak (4)	$2,359	$0	$0	$0	$0	$0	$2,359

(1) Each outside director elected at the annual meeting in 2025 was awarded 20,300 shares of restricted stock with a fair value of $2.48 on May 15, 2025, vesting in one year or the next annual meeting, if earlier.

(2) No outside director had outstanding option awards on December 31, 2025.

(3) Garrett Larson was appointed as a director on January 23, 2025 and had prorated compensation in 2025.

(4) Steven Waszak was appointed as a director on December 3, 2025 and had prorated compensation in 2025.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Data I/O's directors, certain officers and persons who own more than ten percent (10%) of Data I/O's Common Stock ("Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Data I/O. Reporting Persons are required by SEC regulations to furnish Data I/O with copies of all Section 16(a) reports.

Delinquent Section 16(a) Reports

Based on knowledge of the Company, a Form 4 for William Wentworth reporting a small open market purchase of shares was filed one day late because of a communication delay. Additionally, Charles DiBona's Form 3 and Form 4 were filed approximately one month late on September 30, 2025 as a result of a delay in the issuance of his EDGAR filing codes. Mr. DiBona's Form 3 reported no holdings and his Form 4 reported an initial inducement grant event on August 15, 2025.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees Data I/O's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the consolidated financial statements and the reporting process, including the systems of internal controls. Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent auditors. In fulfilling its oversight responsibilities, the Committee reviewed the audited consolidated financial statements in the Annual Report (Form 10-K) with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited consolidated financial statements with generally accepted accounting principles in the United States, their judgments as to the quality, not just the acceptability, of Data I/O's accounting principles and such other matters as are required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the Commission, with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and Data I/O, including the matters in the written disclosures and the letter provided by the independent auditors, as required by the applicable requirements of the Public Company Accounting Oversight Board and the SEC for independent auditor communications with Audit Committees concerning independence, and considered the compatibility of non-audit services with the auditors' independence.

The Committee selects and engages Data I/O's independent auditors, is involved in selecting and approving the independent auditors' lead audit partner, and discusses the overall scope and plans for the audits. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of Data I/O's internal controls, and the overall quality of Data I/O's financial reporting. The Committee held three meetings during 2025, of which all were attended by Data I/O's independent auditors.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in Data I/O's Annual Report (Form 10-K) for the year ended December 31, 2025, for filing with the Securities and Exchange Commission. The Committee has considered the Shareholder vote of approval of 94.2% on May 15, 2025, as well as the impact of changing independent auditors and has selected Grant Thornton LLP as Data I/O's auditors for the current year.

Respectfully submitted,

AUDIT COMMITTEE

Douglas W. Brown (Chair)
Edward J. Smith
Garrett Larson
Steven Waszak

May 29, 2026

PRINCIPAL ACCOUNTANT'S FEES AND SERVICES

Audit Fees: Aggregate fees billed by Grant Thornton LLP for professional services rendered for the audit of Data I/O's financial statements for each of the years ended December 31, 2025 and 2024 and for review of the financial statements included in each of Data I/O's quarterly reports on Form 10-Q during each of the years ended December 31, 2025 and 2024, were approximately $475,000 and $246,779, respectively.

Audit Related Fees: No aggregate fees were billed for the years ended December 31, 2025 and 2024 for assurance and subsidiary related services by Grant Thornton LLP that are reasonably related to the performance of the audit or review of Data I/O's financial statements that are not reported under the caption "Audit Fees" above, including accounting treatment consultations.

Tax Fees: No aggregate fees were billed for the years ended December 31, 2025 and 2024 for professional tax services rendered by Grant Thornton LLP.

All Other Fees: No aggregate fees were billed for the years ended December 31, 2024. For the year ended December 31, 2025, additional services provided by Grant Thornton LLP that are not otherwise disclosed above for work related to Data I/O's S-3 Filing were approximately $47,250

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, non-audit services, tax services and other services. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization.

During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the original pre-approval. In those circumstances, the Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. These additional approvals should be reported at the next scheduled Audit Committee meeting.

For 2025, all services provided by the independent auditors were pre-approved.

EXECUTIVE COMPENSATION

Shareholder Vote

At our 2025 Annual Meeting of Shareholders, our shareholders approved, in an advisory vote, the compensation of our Named Executive Officers, as disclosed in the Executive Compensation discussion and analysis, the compensation tables and the related disclosures in our Proxy Statement. The proposal was approved by our shareholders with 92.6% of the votes cast voting "for" approval and 6.6% voting "against" approval. In light of the level of approval by our stockholders, the Compensation Committee considered the result of the vote and did not make changes to our compensation policies or practices specifically in response to the stockholder vote.

Elements of Our Company's Compensation Plan

Annual executive officer compensation consists of the following elements which are described in more detail below:

- Annual base salary;
- Management Incentive Compensation Plan or "MICP";
- Long-term equity incentives;
- Benefits;
- Perquisites and other perceived benefits; and
- Individual Executive Officers' Performance.

It is the Compensation Committee's policy to set total executive officer compensation at competitive levels based on compensation surveys with similar positions in similar sized company revenue ranges and at levels sufficient to attract and retain a strong, motivated leadership team. Our philosophy for compensation of executive officers is based on the following two principles:

- **i.** Executive base compensation levels should be established by comparison of job responsibility to similar positions in comparable companies and be adequate to retain highly-qualified personnel; and
- **ii.** Variable compensation should be a critical element of compensation and be set to be comparably competitive and to provide strong incentives to improve performance and shareholder value.

- **Annual Base Salary.** The Compensation Committee establishes a base salary structure for each executive officer position. This structure defines the salary levels and the relationship of base salary to total cash compensation. The Compensation Committee reviews the salary structure periodically.

- **MICP.** The MICP offers each executive officer a performance-based opportunity to earn the variable component of annual cash compensation in an amount tied to a percentage of the executive officer's base salary. The Compensation Committee's

philosophy in setting executive MICP percentages and the formulas for MICP payout is to pay above average total compensation for better than average historical or expected financial performance and below average compensation for lower than or average historical or expected financial performance. The percentages of base salary targeted for MICP payout ("the MICP Target") for specific executive officers for a given year are generally the same as the previous year but can be changed by the Compensation Committee on an annual basis. The MICP payout can range from 0% to 200% of each executive's MICP Target based upon the achieved MICP Measures for the period. There was no MICP program for 2025. The 2024 MICP Target amounts for our executive officers based on a full year of their applicable base pay were as follows: (.

	Executive's MICP 2024 Target	Executive's MICP 2025 Target	Estimated Payout at Maximum Measure for 2026
William Wentworth	$208,200	N/A	N/A
Charles DiBona	N/A	N/A	N/A
Gerald Ng	$130,000	N/A	N/A

The Compensation Committee determined for 2024 and again for 2025 that it was critical to emphasize profitability. For the profitability measure: Financial Performance ("FP") which is based on achievement of various levels of operating income as a percentage of revenue. (See below for the Financial Performance Matrix.)

For 2024, it was determined again, profitability was the most critical focus, however the measurement target was modified to EBITDA (Earnings Before Interest Taxes Depreciation Amortization) and translated the prior Operating Profit target percentages to EBITDA approximate equivalents. For 2025, Financial Performance continues to be the most critical focus to target incentive compensation on for our Named Executive Officers

The Compensation Committee believes that for 2024, 2025 and 2026, the applicable measures of key results for Data I/O have affected or will affect near-term and long-term shareholder value. A greater or lesser percentage of MICP Target is to be paid based on Data I/O's actual achievement of these measures with the payout target typically based on company financial plans as the Board determines appropriate. For 2024, as a result of the EBITDA loss, the FP measurement resulted in no MICP payout because results were below the threshold. For 2025, there was no MICP program. The Compensation Committee retains discretion to adjust the calculation of the two measures for changes outside normal business operations such as acquisitions or asset sales.

Data I/O Corporation 2024 MICP Variable Compensation Matrix
Range of Payouts (actual results interpolated)

The 2024 MICP Variable Compensation Matrix consisted of a single measure: Financial Performance (FP) objective.

2024 Financial Performance Matrix ($ in thousands)	Threshold		Target Payout		Target 200% Payout
EBITDA Target	$600	$1,400	$2,200	$3,000	$3,800
FP matrix payout as a % of EBITDA Target	0%	50%	100%	150%	200%

- **Long-Term Equity Incentives.** The Compensation Committee approves grants under the Data I/O Corporation 2023 Omnibus Incentive Compensation Plan (the "2023 Plan") formerly under the Data I/O Corporation 2000 Stock Compensation Incentive Plan (the "2000 Plan"). The 2023 Plan is Data I/O's only long-term employee equity incentive plan. The primary purpose of the 2023 Plan is to make a significant element of executive pay a reward for taking actions which maximize shareholder value over time. Generally, new option, restricted stock unit and/or performance stock unit awards are granted under the 2023 Plan. New options or stock awards may also be granted to the Board of Directors under the 2023 Plan. When the 2023 Plan was approved, all shares remaining in the 2000 Plan were transferred to the 2023 Plan, and future awards will be made under

the 2023 Plan. For more information on the 2023 Plan, please see the section titled "Proposal 3: Increased Grants Under the 2023 Omnibus Incentive Plan" in this proxy statement.

Starting in 2023, under the provisions of the 2023 Plan, a portion of the equity awards to executives were Performance Stock Units ("PSU") (roughly 20% based on achieving the target level performance) and 80% Restricted Stock Units ("RSU"). The performance measures for the 2023 PSUs awarded are revenue growth targets for the three-year period ending December 31, 2025. Achieving a threshold growth measure earns 50% of the PSU target award; achieving the target growth measure earns 100% of the PSU target award; and achieving the maximum target growth measure earns 150% of the PSU target award.

In 2025, there were no equity awards for existing executives. In 2024, equity awards for existing executives were 50% RSUs and 50% PSUs. The performance measures for the executives' PSUs were 50% based on revenue targets for the three-year period ending December 31, 2026, and 50% based on EBITDA targets for the three-year period December 31, 2026. Each measure with a threshold, target and maximum target.

Award Criteria

The Compensation Committee grants options, RSU and/or PSU awards based primarily on its perception of the executive's ability to affect future shareholder value and secondarily on the competitive conditions in the market for highly-qualified executives who typically command compensation packages which include a significant equity incentive. All RSU and PSU awards granted to our executive officers in 2025 and 2024 were based on these criteria.

Exercise Price

Historically, all options granted by Data I/O have been granted with an exercise price equal to the fair market value (an average of the day's high and low selling price) of Data I/O's Common Stock on the date of grant and, accordingly, will only have value if Data I/O's stock price increases. Options granted to employees in 2025 are non-qualified.

Vesting and Exercise

Options granted to employees generally vest quarterly over four years at a rate of 6.25% per quarter and have a six-year term. The current primary form of equity compensation has been restricted stock unit grants. For 2023, RSU grants to executives vest annually over a three- or four-year period. All the 2023 PSU awards vest upon the three-year performance achievement on December 31, 2025. For 2024, RSU grants to executives vest annually over a three-year period. There were no RSU grants in 2025 to executives, excluding the RSU inducement grant to Mr. DiBona in August 2025. All the 2024 PSU awards vest upon achievement of the two possible three-year performance measures on December 31, 2026. There were no PSU awards in 2025. RSU grants to non-employee Directors vest in one year or on the date of the next Annual Meeting of Shareholders, if earlier. All grants are subject to possible acceleration of vesting in connection with certain events leading to a change in control of Data I/O or in the event in a change in control or at any other time at the discretion of the Compensation Committee. All options granted to executive officers are issued in tandem with limited stock appreciation rights ("SARs"), which become exercisable only in the event of a change in control of Data I/O. See: "Change in Control and other Termination Arrangements."

Award Process

The timing of our typical grant/award is usually determined well in advance, with approval at a scheduled meeting of our Board of Directors or its Compensation Committee with the grant date generally to be effective on the date of our next Annual Meeting of Shareholders or, for employees, the first day of the following month. (June 1st for annual refresh grants was selected as no typically planned public releases coincide with or around this date.) The Annual Meeting of Shareholders does not coincide with any of our scheduled earning releases. We do not anticipate option, RSU or PSU awards at other dates, except for grants/awards to new employees based on generally the first of the month following their first date of employment or in specific circumstances approved by the Compensation Committee. The grant/award date is established when the Compensation Committee approves the grant/award and all key terms have been determined. If at the time of any planned grant/award date, any member of our Board of Directors or Executive Officers is aware of material non-public information, the Company would not generally make the planned grant/award. In such an event, as soon as practical after material information is made public, the Compensation Committee would authorize the delayed grant/award.

- **Benefits.** Executive Officers of Data I/O are eligible for the same benefits as other Data I/O employees. Data I/O has no defined benefit pension programs. Data I/O has a 401(k) tax qualified retirement savings plan in which all U.S. based employees, including U.S. Executive Officers are able to contribute the lesser of up to 100% of their annual salary or the limit

prescribed by the IRS on a Roth or pre-tax basis. Data I/O's match formula is 100% on the first 2% and 50% on the next 4%, which requires a 6% contribution to receive a 4% matching contribution. In 2025, matching contributions in any year require employment on December 31, except in the case of retirement per the plan, and vest after three years of service credit. In 2026 Data I/O changed the matching contribution schedule from a yearly match to a per pay period match. There is also no longer a requirement to be employed as of December 31 to be eligible for the matching contribution.

- **Perquisites and Other Personal Benefits.** We believe perquisites are not conditioned upon performance, create divisions among employees, undermine morale, and are generally inconsistent with our compensation philosophy and policy of equitable treatment of all employees based upon their contribution to our business. No executive officer received perquisites valued at $10,000 or more in 2025 or 2024.

- **Individual Executive Officers' Performance.** The base salary of each executive officer is reviewed annually by the President and Chief Executive Officer. This is done on the basis of a review by the President and Chief Executive Officer, evaluating the executive's prior year performance against their individual job responsibilities and attainment of corporate objectives and Data I/O's financial performance. In developing executive compensation packages to recommend to the Compensation Committee, the President and Chief Executive Officer considers, in addition to each executive's prior year performance, the executive's long-term value to Data I/O, the executive's pay relative to that for comparable surveyed jobs, the executive's experience and ability relative to executives in similar positions, and the current year increases in executive compensation projected in industry surveys.

  The Compensation Committee then reviews the President and Chief Executive Officer's recommendations for executive officers' total compensation and approves final decisions on pay for each executive officer based on the President and Chief Executive Officer's summary of the executive officer's performance and on the other criteria and survey data described above. In this process, the Compensation Committee consults with Data I/O's President and Chief Executive Officer.

  The base salary, total cash compensation, and long-term equity incentive compensation for the President and CEO are reviewed annually by the Compensation Committee. This review includes a written evaluation of the CEO's performance for the previous year. The Compensation Committee meets annually without the President and Chief Executive Officer to evaluate his performance and to develop a recommendation for his compensation for the coming year. In addition to reviewing Data I/O's financial performance for the prior year, the Committee reviewed compensation surveys for chief executive officers and the President and Chief Executive Officer's individual performance, including development and execution of short-term and long-term strategic objectives, Data I/O revenue growth and profitability, the achievement of which is expected to increase shareholder value.

  The Compensation Committee determined the compensation package, including salary, bonus, MICP participation, PSU awards, RSU awards, and other benefits for Mr. Wentworth, President and Chief Executive Officer, based on the Committee's perception of his qualifications for the position and his ability to affect future shareholder value, results delivered, compensation surveys and the competitive conditions in the market.

<u>Consideration of Risk in Compensation</u>

The Compensation Committee believes that promoting the creation of long-term value discourages behavior that leads to excessive risk. The Compensation Committee believes that the following features of our compensation programs provide incentives for the creation of long-term shareholder value and encourage high achievement by our executive officers without encouraging inappropriate or unnecessary risks:

- Our long-term incentives in the form of stock options, RSU, and/or PSU awards are at the discretion of the Compensation Committee and not formulaic.

- Stock options become exercisable over a four-year period and remain exercisable for up to six years from the date of grant, RSU awards vest over a three- or four-year period, and PSU awards vest based on achievement over a three-year performance period, encouraging executives to look to long-term appreciation in equity values.

- We balance short and long-term decision-making with the annual cash incentive program and equity in the form of stock options, RSU, and/or PSU that vest over three- or four-years.

- The metrics used in the MICP measure are set by the Compensation Committee, which believes it will drive shareholder value. Moreover, the Committee attempts to set ranges for these measures that encourage success without encouraging excessive risk-taking to achieve short-term results. The PSU measures which are cumulative over time further balance longer-term with short-term outcomes.

- In addition, the overall MICP incentive compensation cannot exceed two times the MICP Target amount, no matter how much performance exceeds the measures established for the year.

Accounting and Tax Considerations of our Compensation Program

Options granted to employees are non-qualified options, when awarded, because of the more favorable tax treatment for Data I/O. We are required to value granted stock options under the fair value method and expense those amounts in the income statement over the stock option's remaining vesting period. Restricted stock is valued at its fair value on the award date and is expensed over its vesting period.

We have structured our compensation program in the past to comply with Internal Revenue Code Sections 162(m) and 409A. Under Section 162(m) of the Internal Revenue Code, a limitation was placed on tax deductions of any publicly-held corporation for individual compensation to covered employees (generally the chief executive officer and the three other most highly compensated executive officers, other than the chief financial officer, whose compensation must be disclosed pursuant to rules and regulations under the Securities Exchange Act of 1934) exceeding $1 million in any taxable year. The Compensation Committee is aware of this limitation and believes that no compensation paid in 2024 or 2025, or expected to be paid in 2026, by Data I/O will exceed the $1 million limitation of Section 162(m) except possibly related to a change of control. The Section 162(m) treatment will continue to be part of future compensation considerations.

Clawback of Executive Compensation

The Board of Directors believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's compensation philosophy. On October 25, 2023, the Board adopted an Incentive Compensation Recovery Policy ("Clawback Policy") which provides for the recovery of erroneously awarded incentive compensation in the event that the Company is required to prepare an accounting restatement due to material noncompliance of the Company with any financial reporting requirements under the federal securities laws. This Clawback Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), related rules and the listing standards of the Nasdaq Stock Market or any other securities exchange on which the Company's shares are listed in the future.

Change in Control and other Termination Arrangements

- **Change in Control Arrangements.** Data I/O has entered into agreements with Mr. Wentworth and Mr. DiBona (the "Executive Employment Agreement"), which entitle them to receive payments if they are terminated without cause or resign with good reason within specified periods before or after the occurrence of certain events deemed to involve a change in control of Data I/O. The Executive Employment Agreement ensures appropriate incentives are in place for Messrs. Wentworth and DiBona to complete any change in control related transaction and transition, as well as comply with the provisions of Section 409A of the Internal Revenue Code. The Executive Agreement states that the resulting additional severance will be calculated under the Executive Agreement based on Data I/O's standard severance arrangements in place immediately preceding the date of a change in control (See: "Other Termination Arrangements" below for current severance policy). The Executive Employment Agreement provides for continuation and vesting in Data I/O's matching 401(k) contributions through the date of termination after a change in control and include a reimbursement allowance of $20,000 for outplacement services. Mr. DiBona's Executive Employment Agreement has a transaction closing incentive of one-half year's annual salary for Mr. DiBona to encourage the consideration of all forms of strategic alternatives.

  Data I/O's 2025 RSU awards have been granted pursuant to the provisions of the 2023 Plan. Prior year's awards were under either the 2023 Plan or the 2000 Plan. The Change in Control provision applicable to the 2000 Plan and the 2023 Plan are as follows:

  2000 Plan

The 2000 Plan allows for the granting of "Awards", which include options, restricted stock and other awards made pursuant to the 2000 Plan. Subject to any different terms set forth in the award agreement, vesting of "qualifying" options and restricted stock awards may be affected by a Change in Control as described out in the table below. A "Change in Control" is defined to include (i) a merger or consolidation of the Company in which more than 50% of the voting power of the Company's outstanding stock after the transaction is owned by persons who are not shareholders immediately prior to such transaction, and (ii) the sale or transfer of all or substantially all of the Company's assets. A "Qualifying Award' is defined as an option or other Award that has been held for at least 180 days as of the Change of Control. "Qualifying Shares" means common stock issued pursuant to a Qualifying Award which are subject to the right of Data I/O to repurchase some or all of such shares at the original purchase price (if any) upon the holder's termination of services to Data I/O.

2023 Plan

The 2023 Plan replaced the 2000 Plan going forward for new awards, and was approved by the shareholders at the 2023 Annual Meeting. The 2023 Plan has substantially similar treatment of an award as the amended 2000 Plan in the event of a Change in Control.

Treatment of Awards on a Change in Control	Acceleration of Vesting
The outstanding Awards do not remain outstanding or are not assumed by the surviving entity or replaced with comparable Awards.	Subject to certain limitations, the vesting of Qualifying Awards is accelerated in full. Restricted stock will vest and options will be exercisable in full prior to the effective date of the Change of Control.
The outstanding Awards remain outstanding after a Change of Control or are assumed by the surviving entity or replaced with comparable Awards.	Subject to certain limitations, the vesting of outstanding Qualifying Awards will be accelerated to the extent of 25% of the unvested portion thereof. The remaining 75% of the unvested portion will vest in accordance with the vesting schedule set forth in the applicable Award agreement.
The outstanding Awards remain outstanding after a Change of Control or are assumed by the surviving entity or replaced with comparable Awards, but the holder of a Qualifying Award is terminated involuntarily within one year of the Change of Control.	All Awards held by such person will be accelerated in full. Restricted stock will vest and options will be exercisable in full for a period of 90 days commencing on the effective date of the involuntary termination, or if shorter, the remaining term of the option.

In 1983, Data I/O adopted a SAR Plan which allows the Board of Directors to grant to each director, executive officer or holder of 10% or more of the stock of Data I/O a SAR with respect to certain options granted to these parties. A SAR has been granted in tandem with each option granted to an executive officer of Data I/O. SARs granted which have been held for at least six months are exercisable for a period of 20 days following the occurrence of either of the following events: (i) the close of business on the day that a tender or exchange offer by any person (with certain exceptions) is first published or sent or given if, upon consummation thereof, such person would be the beneficial owner of 30% or more of the shares of Common Stock then outstanding; or (ii) approval by the shareholders of Data I/O (or, if later, approval by the shareholders of a third party) of any merger, consolidation, reorganization or other transaction providing for the conversion or exchange of more than 50% of the outstanding shares of Data I/O's Common Stock into securities of a third party, or cash, or property, or a combination of any of the foregoing. Currently, only one option grant remains outstanding that includes a SAR.

- **Other Termination Arrangements.** Data I/O has a severance policy for U.S. employees that provides for severance payouts for terminations without cause based upon years of service. The current formula, effective March 1, 2014, is 1 week pay for each year of service with a limit of four months' pay. Mr. Wentworth and Mr. DiBona had at May 19, 2026, approximately 1.6 and .67 years of service, respectively. Mr. Wentworth is entitled to a one year of base salary severance, except in the case of a change in control, as part of his employment agreement. Mr. DiBona is entitled to a one-half year of base salary severance, except in the case of a change in control, as part of his employment arrangement. Data I/O does not have a formal policy regarding executive severance but has generally provided an amount it believes is consistent with severance typically provided for executives in similar positions and with similar periods of service.

Change in Control and Other Termination Arrangements

Name	Termination without cause and Change in Control not applicable	Termination without cause and Change in Control applicable		Change in Control applicable without termination	
	Compensation	Compensation [2]	Option/SAR/RSA /PSU Vesting[1]	Compensation[3]	Option/SAR/RSA /PSU Vesting[1]
William Wentworth [4]	$347,000	$367,000	1375,500	$0	137,500
Charles DiBona [5]	$175,000	$195,000	100,000	$0	100,000

(1) Maximum vesting on Change in Control as of May 19, 2026.

(2) Represents the individual's employee severance arrangement and outplacement expense reimbursement and additionally for Mr. DiBona under his Executive Agreement an alternative severance as well as a change in control transaction/closing incentive, as applicable as of May 19, 2026.

(3) Represents change in control transaction/closing incentive as of May 19, 2026.

(4) Mr. Wentworth is entitled to a year of base salary severance, except in the case of a change in control, as part of his employment agreement.

(5) Mr. DiBona is entitled to a half year of base salary severance, except in the case of a change in control, as part of his employment arrangement.

SUMMARY COMPENSATION TABLE

The following table shows compensation paid by Data I/O for services rendered during 2025 and 2024 to each of our named executive officers.

Name[1]	Year	Salary[2]	Bonus[3]	Stock Awards[4]	Option Awards[4,5]	Non-Equity Incentive Plan Compensation[6]	Non-Qualified Deferred Compensation Earnings[7]	All Other Compensation[8]	Total
William Wentworth Chief Executive Officer & President	2025	$349,447	$0	$0	$233,930	$0	$0	$10,505	$593,882
	2024	$115,667	$0	$0	$233,930	$0	$0	$3,515	$353,112
Charles J. DiBona Vice President, Chief Financial Officer, Secretary & Treasurer	2025	$138,654	$0	$316,540	$0	$0	$0	$4,738	$459,932
	2024	$0	$0	$0	$0	$0	$0	$0	$0
Gerald Ng Former Vice President Chief Financial Officer, Secretary, Treasurer	2025	$131,110	$0	$0	$0	$0	$0	$14,818	$145,928
	2024	$275,000	$0	$80,716	$0	$0	$0	$11,702	$367,418

(1) Data I/O currently has two named executive officers. Mr. Wentworth joined Data I/O in September 2024 as President and became Chief Executive Officer October 1, 2024. Mr. DiBona joined Data I/O on August 11, 2025 as Vice President of Finance and became Chief Financial Officer effective August 15, 2025. Mr. Ng retired July 4, 2025.

(2) Mr. DiBona's salary earned is based on his start date of August 11, 2025. Mr. Ng's salary earned in 2025 was until his retirement date of July 4, 2025.

(3) No Employee service awards were paid in 2024 or 2025.

(4) Amount includes the fair value of RSU and PSU awards granted during 2023 or 2024. PSU awards are included above at the threshold level which is 50% of the target 100% level with a maximum level of 150% of target. See the Outstanding Equity table.

(5) Options were granted to the Chief Executive Officer that were granted in tandem with an equal number of SARs. SARs are only exercisable upon the occurrence of certain events leading to a change in the control of Data I/O. See "Change in Control and Other Termination Arrangements." No options or SARs were awarded to executive officers in 2023.

(6) Amounts earned under the MICP variable compensation arrangement in place for the year as approved by the Board.

(7) Not applicable for Data I/O.

(8) These amounts represent for Mr. Wentworth, Mr. DiBona and Mr. Ng, Data I/O's matching contributions to Data I/O's 401(k) Plan, and the value of group term life insurance in excess of premiums paid by each of the executive officers under the standard employee benefit plans. In addition, payouts of accumulated PTO (paid time off) are included in the amount to Mr. Ng: $14,818 in 2025. Mr. Wentworth's Executive Employment Agreement contains provisions for transition expense reimbursements.

Pay-Versus-Performance

	Summary Compensation Table Total for PEO [1]	Compensation Actually Paid to PEO [1] [2] [3]	Average Summary Compensation Table Total for Non-PEO NEOs [2]	Average Compensation Actually Paid to Non-PEO NEOs [1] [2] [3]	Value of initial Fixed $100 Investment Based on: Total Shareholder Return	Net income (GAAP), in thousands
2025	$593,892	$507,767	$302,930	$273,405	$68.84	$(5,236)
2024	$926,843	$520,356	$ 333,622	$202,717	$60.80	$(3,093)
2023	$709,302	$676,302	$399,945	$349,155	$64.06	$486

(1) William Wentworth became our PEO (principal executive officer) starting October 1, 2024 and received stock options granted on his start date of September 3, 2024. Anthony Ambrose was our PEO for each year presented until October 1, 2024 and forfeiting unvested shares on his retirement October 15, 2024. For this table the PEO compensation for 2024 is the combination of the two PEOs. For 2025, Mr. Wentworth was the only PEO.

(2) The individuals comprising the Non-PEO NEOs presented for 2025 are: Messrs. DiBona and Ng, with Mr. DiBona starting with the Company August 11, 2025 and becoming CFO on August 15, 2025. Mr. Ng retired on July 4, 2025 and forfeited any unvested shares. The individuals comprising the Non-PEO NEOs presented for 2024 are: Messrs. Ng, Gulati, and Tidwell; with Messrs. Gulati and Tidwell included until their termination December 1, 2024 and forfeiting unvested shares on that date. For 2023, the Non-PEOs were: Messrs. Ng, Gulati, Tidwell and Hatlen; with Ng starting on July 3, 2023 and receiving hiring grants on that date, and Hatlen retiring as a NEO on August 15, 2023 and forfeiting unvested shares on December 31, 2023.

(3) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote (4) below.

(4) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the totals from the Stock Awards column set forth in the Summary Compensation Table. Amounts in the Exclusion of Change in Pension Value are not applicable for Data I/O Corporation and accordingly are not reported in the Summary Compensation Table. Amounts in the Inclusion of Pension Service Cost are not applicable for Data I/O Corporation.

(5) The Peer Group TSR and Company Selected Measures disclosure is not applicable for a Smaller Reporting Company.

	Summary Compensation Table Total for PEO	Exclusion of Change in Pension Value for PEO	Exclusion of Stock Awards for PEO	Inclusion of Pension Service Cost for PEO	Inclusion of Equity Values for PEO	Compensation Actually Paid to PEO
2025	$593,882	$-	$0	$-	$(86,125)	$507,767
2024	$926,843	$-	$(161,432)	$-	$(245,056)	$520,356
2023	$709,302	$-	$(293,625)	$-	$260,625	$676,302

	Average Summary Compensation Table Total for Non-PEO NEOs	Average Exclusion of Change in Pension Value for Non-PEO NEOs	Average Exclusion of Stock Awards and Option Awards for Non-PEO NEOs	Average Inclusion of Pension Service Cost for Non-PEO NEOs	Average Inclusion of Equity Values for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs
2025	$375,894	$-	$(158,270)	$-	$55,781	$273,405
2024	$333,622	$-	$ (62,779)	$-	$(68,126)	$202,717
2023	$399,945	$-	$(133,316)	$-	$82,525	$349,155

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for PEO	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for PEO	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for PEO	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for PEO	Total - Inclusion of Equity Values for PEO
2025	$-	$ (89,125)	$-	$3,000	$-	$-	$(86,125)
2024	$74,611	$-	$3,534	$(6,075)	$(317,125)	$-	($245,056)
2023	$331,875	$(111,600)	$-	$40,350	$-	$-	$260,625

	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs	Average Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Non-PEO NEOs	Total - Average Inclusion of Equity Values for Non-PEO NEOs
2025	$158,500	$(114,750)	$-	$3,375	$8,656	$-	$55,781
2024	$17,500	$(2,813)	$-	$(2,508)	$(80,306)	$-	$(68,126)
2023	$95,875	$(18,600)	$-	$40,413	$(35,163)	$-	$82,525

The following graph shows the Compensation Actually Paid (CAP) versus Total Shareholder Return (TSR). The CAP reflects in 2022 and 2024 lower incentive compensation due to losses, and in 2024 the lowest NEO average CAP across the five-year period. In 2023, PEO and NEO average CAP reached their highest levels over the period, reflecting stronger equity values. The PEO CAP was impacted by the turnover in PEOs in 2024. In 2025, CAP levels remained relatively stable, with PEO CAP consistent with 2024 and NEO average CAP recovering modestly from the 2024 low. The TSR declined from 2021 through 2024 and showed a partial recovery in 2025, generally correlating with the trends in CAP over the period.


Compensation Actually Paid versus Total Shareholder Return
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$120
$100
$80
$60
$40
$20
$0
2021
2022
2023
2024
2025
PEO
NEO average (non-PEO)
TSR

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexer-cised Options Exercisable (#)	Number of Securities Underlying Unexe-rcised Options Unexer-cisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested (#) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
William Wentworth	62,500	137,500		$2.3923	9/3/2030	0	$-	0	$-
Charles DiBona[(1)]	0	0				100,000	$316,540	0	$-
Gerald Ng[(2)]	0	0				0	$-	0	$-

(1) Mr. DiBona became Vice President of Finance on August 11, 2025 and became Chief Financial Officer on August 15, 2025.

(2) Mr. Ng retired as an employee on July 4, 2025 and forfeited his unvested shares as of that date.

PROPOSAL 2: RATIFICATION OF INDEPENDENT AUDITORS

The Board of Directors requests that the shareholders ratify the continued appointment of Grant Thornton LLP to serve as Data I/O's independent auditors for calendar year 2026. Grant Thornton LLP examined the consolidated financial statements of Data I/O for the year ended December 31, 2025. Representatives of Grant Thornton LLP are invited to be present at the Annual Meeting to make a statement if they desire to do so and to respond to questions by shareholders. They confirmed that they expect to be present.

The Board recommends a vote "FOR" the continued appointment of Grant Thornton LLP to serve as Data I/O's independent auditors for calendar year 2026.

PROPOSAL 3: INCREASED SHARES UNDER 2023 OMNIBUS INCENTIVE COMPENSATION PLAN

We are seeking shareholder approval to increase the number of authorized shares available for issuance (the "2026 Amendment") under the Data I/O Corporation 2023 Omnibus Incentive Compensation Plan (the "2023 Plan") by an additional 2,000,000 shares. This proposal will be approved, if a quorum is present, and if the number of votes cast, in person or by proxy, in favor of the proposal exceeds the number of votes cast against the proposal. **The Board of Directors recommends a vote FOR approval of the 2026 Amendment.** Unless instructed otherwise, it is the intention of the persons named in the accompanying form of proxy to vote shares represented by properly executed proxies in favor of the above-referenced approval of the 2026 Amendment.

Background

On March 10, 2023, the Board adopted the 2023 Plan, subject to shareholder approval. The 2023 Plan was approved at the annual meeting of shareholders on May 18, 2023. The purpose of the 2023 Plan is to promote our interests and the interests of our shareholders by aiding us in attracting and retaining employees, officers, consultants, advisors, independent contractors, and non-employee directors capable of assuring our future success, to offer such persons incentives to put forth maximum efforts for the success of our business and to compensate such persons through various stock and cash-based arrangements, and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with our shareholders.

The use of equity incentive awards has historically been a key component of our compensation program. We previously awarded stock-based compensation instruments, including options and restricted stock under the Data I/O Corporation 2000 Stock Compensation Incentive Plan (the "2000 Plan"). Accordingly, the Board has determined that, in order to ensure that there are shares available for issuance under our equity incentive plans to meet our needs for future grants during the coming years, a new tranche of shareholder-approved shares is necessary to continue granting incentives and reward opportunities to eligible individuals while assisting us in retaining a competitive edge in today's competitive business environment. Further details about our awards currently outstanding can be found in the section "Executive Compensation" as well as in the table entitled "Summary Compensation Table."

We believe approval of the 2026 Amendment will give us the flexibility to continue to make stock-based grants and other awards permitted under the 2023 Plan over the next two to three years in amounts determined appropriate by the Compensation Committee, which administers the 2023 Plan (as discussed more fully below); however, this timeline is simply an estimate used by us to determine the number of new shares to ask our shareholders to approve and future circumstances may require us to change our expected equity grant practices. These circumstances include, but are not limited to, the future price of our Common Stock, award levels/amounts provided by our competitors, business acquisitions, and hiring activity during the next few years.

The Compensation Committee and the Board believe that equity incentive grants are vital to our interests and our shareholders, as they play an important role in our ability to attract and retain key management, align a significant percentage of our executives' compensation to her or his performance, as well as ours, and generate in our executives a strategic long-term interest in our performance. As discussed below, the 2026 Amendment will allow for the continued use of stock-based compensation and cash compensation and will permit us significant flexibility in determining the types and specific terms of awards made to participants. This flexibility will allow us to make future awards based on the then-current objectives for aligning compensation with shareholder value. While we are aware of the potential dilutive effect of compensatory equity awards, we also recognize the significant motivational and performance benefits that may be achieved from making such awards.

Some of the key features of the 2023 Plan include:

- *Limit on Shares Authorized*. Under the 2023 Plan, the aggregate number of shares that may be issued was 500,000, plus any unused shares available under the 2000 Plan as of May 18, and in certain circumstances, shares that are forfeited under the

2000 plan. No non-employee director may receive an award for more than 100,000 shares in any year. No eligible person who is not a non-employee director may receive an award for more than 200,000 shares in any year. The 2026 Amendment would increase this amount by 2,000,000. The 2026 Amendment would also increase the maximum number of incentive stock options from 500,000 to 2,500,000.

- *No Repricing or Discounting of Stock Options or Stock Appreciation Rights (SARs)*: The 2023 Plan prohibits the repricing of stock options and SARs (including a prohibition on the repurchase of "underwater" stock options or SARs for cash or other securities) without stockholder approval.

- *Limited Share "Recycling."* The 2023 Plan provides that any shares surrendered to pay the exercise price of an option, shares covered by a stock-settled stock appreciation right that are not issued in connection with settlement upon exercise; shares withheld by the Company or tendered to satisfy tax withholding obligations with respect to any award; or shares repurchased by the Company using option exercise proceeds will not be added back ("recycled") to the available shares under the 2023 Plan.

- *No Payment of Dividends on Unvested Awards.* The 2023 Plan prohibits the payment of dividends or dividend equivalents on awards other than with respect to restricted stock and restricted stock unit awards for which the applicable restrictions have lapsed.

- *Awards Subject to Clawback Policy.* All awards under the 2023 Plan will be subject to forfeiture or other penalties pursuant to any clawback policy we may adopt or amend from time to time, as determined by the Compensation Committee.

- *Awards Are Typically Not Transferable.* Awards under the 2023 Plan are typically not transferable, except pursuant to limited exceptions. If a transfer is permitted, the transfer shall be for no value.

- *Minimum Vesting Period.* Stock-based compensation awards granted under the 2023 Plan will have a minimum vesting period of approximately one year from the date of grant (or, in the case of performance-based objectives, one year from the commencement of the period over which performance is evaluated), except for five percent of the shares approved, which may be granted with fully vested terms, and subject to the acceleration of vesting as described in the 2023 Plan.

Request for Additional Shares and Dilution

We manage our long-term shareholder dilution, in part, by controlling the number of equity incentive awards granted annually. The Compensation Committee carefully monitors our annual net burn rate, total dilution, and equity expense in order to maximize shareholder value by granting what it believes are an appropriate number of equity incentive awards to attract, reward, and retain employees. Burn rate is a measure of the speed at which companies use shares available for grant under their equity compensation plans and is an important factor for investors concerned about shareholder dilution. The burn rate is defined as, in a given fiscal year, the number of equity shares granted subject to time-based awards plus performance-based equity awards that were earned and vested, divided by the weighted average number of shares outstanding. In recommending to our shareholders the number of shares to be authorized under the 2023 Plan, the Compensation Committee considered our burn rate for the past three fiscal years as shown below:

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Time-based equity awards granted [(1)]	212,348	439,150	357,100
Performance-based awards earned and vested	0	0	0
Weighted average common shares outstanding	9,328,776	9,149,538	8,940,612
Burn rate	2.28%	4.8%	4.0%
Three-year average burn rate	3.69%		
Performance-based awards granted	0	124,000	30,000
[(1)] Equity awards canceled or forfeited	120,434	323,666	38,750

A copy of the 2023 Plan, as amended to reflect the 2026 Amendment, is attached as Attachment A to this Proxy Statement. The following summary of the material terms of the 2023 Plan is qualified in its entirety by reference to the full text of the 2023 Plan.

Administration

The Compensation Committee administers the 2023 Plan and has full power and authority to determine when and to whom awards will be granted, and the type, amount and other terms and conditions of each award, consistent with the provisions of the 2023 Plan. Subject to the provisions of the 2023 Plan, the Compensation Committee may amend the terms of, or accelerate the exercisability of, an outstanding award. The Compensation Committee has authority to interpret the 2023 Plan and establish, amend, suspend, or waive rules and regulations for the administration of the 2023 Plan.

The Compensation Committee may delegate its powers under the 2023 Plan to one or more officers or directors to the extent permitted by applicable exchange rules or applicable corporate law, except that such delegated officers or directors will not be permitted to grant awards (i) to officers who are subject to Section 16 of the Exchange Act or (ii) in such a manner as would cause the 2023 Plan to not comply with applicable exchange rules or applicable corporate law.

Under the 2023 Plan, the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Compensation Committee under the Plan; provided, however, that only the Committee may grant awards to non-employee directors.

Shares Available for Awards

The 2026 Amendment would increase the shares available under the 2023 Plan by an additional 2,000,000 shares. Assuming the 2026 Amendment is approved, the aggregate number of shares that may be issued under all stock-based awards made under the 2023 Plan will be equal to (i) 2,500,000, plus (ii) any unused shares available under the 2000 Plan as of May 18, 2023, plus (iii) any shares subject to any outstanding award under the 2000 Plan that, after May 18, 2023 are not purchased or are forfeited or reacquired by the Company, or otherwise not delivered to the participant due to the termination or cancellation of such award. If awards under the 2023 Plan expire or otherwise terminate without being exercised, the shares of Common Stock not acquired pursuant to such awards again become available for issuance under the 2023 Plan. However, under the following circumstances, shares will not again be available for issuance under the 2023 Plan: (i) shares unissued due to a "net exercise" of a stock option or exercise of a SAR, (ii) any shares withheld or shares tendered to satisfy tax withholding obligations, (iii) shares covered by a stock-settled SAR issued under the 2023 Plan that are not issued in connection with settlement in shares upon exercise, and (iv) shares repurchased using stock option exercise proceeds. In addition, awards that do not entitle the recipient to receive or purchase shares shall not be counted against the number of shares available for issuance under the 2023 Plan.

Certain awards under the 2023 Plan are subject to limitations. Under the 2023 Plan, no non-employee director may be granted awards for more than 100,000 shares of our Common Stock in the aggregate in any fiscal year. No eligible person who is not a non-employee director may be granted awards for more than 200,000 shares of our Common Stock in the aggregate in any fiscal year, provided that the Company may make additional one-time grants to newly hired persons of up to 100,000 shares per such participant.

In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the Company, issuance of warrants or other rights to purchase shares or other securities of the Company or other similar corporate transaction or event affects the shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2023 Plan, then the Compensation Committee shall, in such manner as it may deem equitable adjust any or all of (i) the number and type of shares (or other securities or other property) available under the 2023 Plan, (ii) the number and type of shares (or other securities or other property) subject to outstanding awards, (iii) the purchase price or exercise price with respect to any award, and (iv) the share limitations described above.

Eligibility

Any employee, officer, non-employee director, consultant, independent contractor or advisor providing services to the Company or an affiliate, or any person to whom an offer of employment has been made, and who is selected by the Compensation Committee to participate, is eligible to receive an award under the 2023 Plan. As of May 19, 2026 approximately 102 persons were eligible as a class to be selected by the Compensation Committee to receive awards under the 2023 Plan.

Dilution Discussion

In setting the number of shares authorized under the 2023 Plan for which shareholder approval is being sought, the Compensation Committee and the Board considered, among other factors, the historical amounts of equity awards granted by the Company, and the potential future grants over the next several years. The Committee and the Board also considered recommendations by the CEO for the other named executive officers.

To reduce the dilutive impact of our equity award grants on our shareholders' interests, we actively administer our equity grant program to make use of our resources as effectively as possible. Equity awards are generally limited to (i) those positions deemed critical to our future success, (ii) individuals whose personal performance makes them highly valuable to us, and (iii) essential new hires.

Types of Awards and Terms and Conditions

The 2023 Plan provides that the Compensation Committee may grant awards to eligible participants in any of the following forms, subject to such terms, conditions, and provisions as the Compensation Committee may determine to be necessary or desirable:

- stock options, including both incentive stock options ("ISOs") and non-qualified stock options (together with ISOs, "options");
- stock appreciation rights;
- restricted stock;
- restricted stock units;
- performance stock units; and
- other stock-based awards

Options and SARs

The holder of an option is entitled to purchase a number of shares of our Common Stock at a specified exercise price during a specified time period, all as determined by the Compensation Committee. The holder of a SAR is entitled to receive the excess of the fair market value (calculated as of the exercise date) of a specified number of shares of our Common Stock over the grant price of the SAR.

Exercise Price. The Compensation Committee has the discretion to determine the exercise price and other terms of options and SARs, except that the exercise price will in no event be less than 100% of the fair market value per share of our Common Stock underlying the award on the date of grant, unless such option or SAR is granted in substitution for an option or SAR previously granted by a merged or acquired entity. Without the approval of shareholders, we will not amend, replace, or cash out previously granted options or SARs in a transaction that constitutes a "re-pricing" as discussed in the 2023 Plan.

Vesting. The Compensation Committee has the discretion to determine when and under what circumstances an option or SAR will vest, subject to the minimum vesting requirements.

Exercise. The Compensation Committee has the discretion to determine the time or times, and method or methods by which an option or SAR may be exercised, provided that a participant may elect to exercise using a net exercise. The Compensation Committee and the Board are not authorized under the 2023 Plan to accept a promissory note as consideration.

Expiration. Options and SARs will expire at such time as the Compensation Committee determines and will expire 6 years from the grant date if the Compensation Committee does not establish such a term; provided, however, that no option or SAR may be exercised more than ten years from the date of grant, except that, in the case of an ISO held by a 10% shareholder, the option may not be exercised more than five years from the date of grant.

Special Limitations on ISOs. Assuming the 2026 Amendment is approved, the aggregate number of shares that may be issued under all ISOs under the Plan shall be 2,500,000 shares, which is an increase from the original 500,000 limit. In the case of a grant of an option intended to qualify as an ISO, no such option may be granted to a participant who owns, at the time of the grant, stock representing more than 10% of the total combined voting power of all classes of our stock or our subsidiaries unless the exercise price per share of our Common Stock subject to such ISO is at least 110% of the fair market value per share of our Common Stock on the date of grant, and such ISO award is not exercisable more than five years after its date of grant. In addition, options designated as ISOs shall not be eligible for treatment under the Internal Revenue Code as ISOs to the extent that the aggregate fair market value of shares

of Common Stock (determined as of the time of grant) with respect to which such ISOs are exercisable for the first time by the participant during any calendar year exceeds $100,000. No ISO will be granted under the 2023 Plan after March 9, 2033 (unless the 2023 Plan including ISO provision is later amended or restated after May 23, 2023 and such amendment or restatement is approved by shareholders).

Restricted Stock, Restricted Stock Units and Performance Stock Units

The holder of restricted stock will own shares of our Common Stock subject to restrictions imposed by the Compensation Committee for a specified time period determined by the Compensation Committee. The holder of restricted stock units will have the right, subject to restrictions imposed by the Compensation Committee, to receive shares of our Common Stock at some future date determined by the Compensation Committee. The holder of a performance stock unit will have the same rights as the holder of a restricted stock unit, but the performance stock unit is subject to performance-based vesting. The grant, issuance, retention, vesting and/or settlement of restricted stock, restricted stock units and performance stock units will occur at such times and in such installments as determined by the Compensation Committee. The Compensation Committee will have the right to make the timing of the grant and/or the issuance, ability to retain, vesting and/or settlement of restricted stock, restricted stock units and performance stock units subject to continued employment, passage of time and/or such performance conditions as are deemed appropriate by the Compensation Committee. The Compensation Committee has the authority to issue restricted stock units or performance stock units that may be settled in stock, cash, or both. The holders of restricted stock units or performance stock units shall have no voting rights and shall have no dividend rights.

Other Stock-Based Awards

The Compensation Committee is authorized to grant to any employee, officer, non-employee director, consultant, independent contractor or advisor providing services to the Company or any affiliate other awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares (including, without limitation, securities convertible into shares), as are deemed by the Compensation Committee to be consistent with the purpose of the 2023 Plan. The Compensation Committee determines the terms and conditions of such awards, subject to the terms of the 2023 Plan and any applicable award agreement. Awards granted under this category may not contain a purchase right or an option-like exercise feature.

Duration, Termination, and Amendment

The 2023 Omnibus Plan has a term of ten years expiring on March 9, 2033 unless terminated earlier by the Board. The Board may at any time and from time to time and in any respect amend, suspend, or terminate the 2023 Plan. The Board shall require the approval of any amendment of the 2023 Plan that would: (i) be required under the listing requirements of the SEC, the NASDAQ Stock Market or another exchange or securities market on which our shares are then listed for trading, (ii) increase the number of shares authorized under the 2023 Plan, (iii) increase the annual participant share limits or annual cash award limits, (iv) permit a repricing of options or SARs, (v) permit the award of options or SARs with an exercise price less than 100% of the fair market value of a share on the date of grant, or (vi) increase the maximum term of options or SARs. No amendment of the 2023 Plan may be made that would adversely affect any outstanding award without the consent of the participant or the current holder of the award.

Effect of Corporate Transaction

Awards under the 2023 Plan are generally subject to special provisions upon the occurrence of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, Change in Control (as defined in the 2023 Plan), repurchase or exchange of shares, or any other similar corporate transaction with respect to us. In the event of such a corporate transaction, the Compensation Committee or the Board may provide for one or more of the following to occur upon the occurrence of the event (or immediately prior to such event, provided the event is consummated):

- termination of any award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon exercise of the award or the realization of the participant's rights under the award. Awards may be terminated without payment if the Compensation Committee or the Board determines that no amount is realizable under the award as of the time of the transaction;
- replacement of any award with other rights or property selected by the Compensation Committee or the Board;
- the assumption of any award by the successor entity (or its parent or subsidiary) or the arrangement for the substitution for similar awards covering the stock of such successor entity, with appropriate adjustments as to the number and kind of shares and prices;

- if the transaction is a Change in Control, the award may be made immediately exercisable or payable or fully vested with respect to all shares covered thereby; or
- require that the award cannot vest, be exercised or become payable until after a future date, which may be the effective date of the corporate transaction.

Clawback or Recoupment

All awards under the 2023 Plan will be subject to forfeiture or other penalties pursuant to any clawback policy we may adopt or amend from time to time, as determined by the Compensation Committee.

Income Tax Withholding

In order to comply with all applicable income tax laws and regulations, we may take appropriate action to ensure that all applicable taxes, which are the sole and absolute responsibility of the participant, are withheld or collected from the participant. A participant may satisfy any tax obligation by (a) electing to have a portion of the shares withheld that otherwise would be delivered upon exercise, receipt or the lapse of restrictions with respect to the award (if the Compensation Committee is permitting taxes to be covered by share withholding and not to exceed the limitations stated in ASC Topic 718 to avoid adverse accounting treatment), or (b) electing to deliver to us shares of Data I/O Corporation other than shares received pursuant to the award with a fair market value equal to the amount of the tax obligation. Any election, if allowed, must be made on or before the date that the amount of tax to be withheld is determined. We may not withhold shares for income taxes in such a manner as would result in adverse accounting treatment under FASC Topic 718 regarding the accounting treatment of shares withheld for income taxes.

Limited Transferability of Awards

Except as provided below, no award (other than fully vested and unrestricted shares issued pursuant to any award) and no right under any such award shall be transferable by a participant other than by will or by the laws of descent and distribution, and no award (other than fully vested and unrestricted shares issued pursuant to any award) or right under any such award may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any affiliate. Notwithstanding the foregoing, the Compensation Committee may permit the transfer of an award other than a fully vested and unrestricted share to family members, provided such permitted transfer shall be for no value and in accordance with the rules of Form S-8. The Compensation Committee may also establish procedures as it deems appropriate for a participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the participant and receive any property distributable with respect to any award in the event of the participant's death.

Certain Federal Income Tax Consequences

THE FOLLOWING SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES IS BASED UPON EXISTING STATUTES, REGULATIONS AND INTERPRETATIONS THEREOF. THE APPLICABLE RULES ARE COMPLEX, AND INCOME TAX CONSEQUENCES MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH PLAN PARTICIPANT. THIS PROXY STATEMENT DESCRIBES FEDERAL INCOME TAX CONSEQUENCES OF GENERAL APPLICABILITY, BUT DOES NOT PURPORT TO DESCRIBE PARTICULAR CONSEQUENCES TO EACH INDIVIDUAL PLAN PARTICIPANT, OR FOREIGN, STATE OR LOCAL INCOME TAX CONSEQUENCES, WHICH MAY DIFFER FROM THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES. FURTHER, IT IS OUR INTENTION THAT AWARDS GRANTED UNDER THE 2023 PLAN WILL BE EXEMPT FROM, OR COMPLY WITH SECTION 409A OF THE CODE. HOWEVER, THERE IS NO GUARANTY AND IF AWARDS ARE FOUND NOT TO BE EXEMPT FROM OR COMPLY WITH SECTION 409A, LESS FAVORABLE TAX CONSEQUENCES TO THE RECIPIENT MAY RESULT.

<u>Grant of Options and SARs</u>

The grant of a stock option or SAR is not expected to result in any taxable income to the recipient.

<u>Exercise of Options and SARs</u>

Upon exercising a non-qualified stock option, the optionee must recognize ordinary income equal to the excess of the fair market value of the shares of our Common Stock acquired on the date of exercise over the exercise price, and we generally will be entitled at that time to an income tax deduction for the same amount. The holder of an ISO generally will have no taxable income upon exercising the option (except that an alternative minimum tax liability may arise), and we will not be entitled to an income tax deduction. Upon

exercising a SAR, the recipient must recognize ordinary income equal to the excess of the amount of any cash received plus the fair market value on the exercise date of any shares of our Common Stock received over the exercise price , and we generally will be entitled at that time to an income tax deduction for the same amount.

Disposition of Shares Acquired Upon Exercise of Options and SARs

The tax consequence upon a disposition of shares acquired through the exercise of an option or SAR will depend on how long the shares have been held and whether the shares were acquired by exercising an ISO or by exercising a non-qualified stock option or SAR. Following exercise of a non-qualified stock option or SAR, any additional gain or loss recognized upon any later disposition of the shares will be capital gain or loss. If an optionee exercises an ISO and later sells or otherwise disposes of the shares both (i) more than two years after the grant date and (ii) more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If an optionee exercises an ISO, but later sells or disposes the shares before the end of the applicable ISO holding periods described above, the optionee will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option. Generally, there will be no tax consequence to us in connection with the disposition of shares acquired under an option or SAR, except that we may be entitled to an income tax deduction in the case of the disposition of shares acquired under an ISO before the end of the applicable ISO holding periods described above.

Grant and Vesting of Restricted Stock Awards

Section 83(b) election of the Internal Revenue Code allows the holder of a restricted stock award to elect, within 30 days after the date he receives a restricted stock award, to recognize and be taxed on ordinary income equal to the fair market value of the common stock at the time of grant. If the holder does not make a Section 83(b) election within 30 days from the date he receives a restricted stock award, the holder will recognize ordinary income equal to the fair market value of the common stock at expiration of the restriction period (i.e. upon "vesting"). The holder's basis in the shares will equal their fair market value at the time the holder recognizes ordinary income. The holder will be taxed at ordinary income rates on cash dividends paid before the end of the restriction period. Subject to the general rules concerning deductibility of compensation, we will be allowed an income tax deduction in the amount that, and for our taxable year in which, the holder recognizes ordinary income in connection with a restricted stock award. Dividends on the restricted stock that are received by the holder before the end of the restriction period also will be deductible by us subject to the general rules concerning deductions of compensation.

Forfeiture of Restricted Stock.

If the holder does not make the Section 83(b) election described above and, before the restriction period expires, he forfeits the restricted stock under the terms of the award, the holder will not recognize any ordinary income in connection with the restricted stock award. If the holder does make a Section 83(b) election and subsequently forfeits the restricted stock under the terms of the award, the holder will not be allowed an ordinary income tax deduction with respect to the forfeiture. However, the holder may be entitled to a capital loss.

Sale of Shares After Restrictions Lapse.

The holder of a restricted stock award cannot sell or otherwise dispose of the restricted stock until after the restriction period expires. When shares are sold after the restriction period expires, the holder will recognize gain or loss in an amount by which the sale price of the shares differs from his tax basis in the shares. If, as usually is the case, the shares are a capital asset in the hands of the holder, any gain or loss recognized on a sale or other disposition of the shares will qualify as capital gain or loss. Any capital gain or loss recognized upon sale of the shares will be treated as long-term capital gain or loss if the holder held the shares for more than 12 months from the date he recognized ordinary income with respect to the shares and as short-term capital gain or loss if he held the stock for 12 months or less from the date the holder recognized ordinary income.

Grant, Vesting and Redemption of Restricted Stock Units and Performance Stock Units.

The recipient of restricted stock units or performance stock units will not recognize income at the time of grant or at the time of vesting of the share units. At the time the share units are redeemed/settled, the recipient will recognize ordinary income in an amount equal to the value of the Shares and cash received upon redemption/settlement of the share units. Subject to the general rules concerning deductibility of compensation, we will be allowed an income tax deduction in the amount that, and for the taxable year in which, the recipient recognized ordinary income upon redemption/settlement of the share units. A recipient's basis in any shares

received will equal the fair market value of the shares received at the time the recipient recognized income as a result of the redemption/settlement of the share units.

Sale of Shares Received in Settlement of Restricted Stock Unit or Performance Stock Unit.

When shares are sold, the holder will recognize gain or loss in an amount by which the sale price of the shares differs from his tax basis in the shares. If, as usually is the case, the shares are a capital asset in the hands of the holder, any gain or loss recognized on a sale or other disposition of the shares will qualify as capital gain or loss. Any capital gain or loss recognized upon sale of the shares will be treated as long-term capital gain or loss if the holder held the shares for more than 12 months from the date he recognized ordinary income with respect to the shares and as short-term capital gain or loss if he held the stock for 12 months or less from the date the holder recognized ordinary income.

Other Stock Based Awards. The 2023 Plan authorizes other stock-based awards, the terms of which are not specified in the 2023 Plan. The federal income tax consequences to recipients and to us upon the grant, exercise and settlement of other stock-based awards will depend on the terms of such awards.

Income Tax Deduction

Subject to the tax rules requiring that compensation be reasonable in order to be deductible, and our obligation to withhold or otherwise collect certain income and payroll taxes, we generally will be entitled to a corresponding income tax deduction at the time a participant recognizes ordinary income from awards made under the 2023 Plan (except ISOs, as described above). However, The Tax Cuts and Jobs Act (the Act), which was signed into law in 2017, eliminated the exception to the deduction limit for qualified performance-based compensation and broadened the application of the deduction limit to certain current and former executive officers who previously were exempt from such limit. Therefore, compensation paid to a covered executive in excess of $1 million will not be deductible.

Special Rules for Executive Officers Subject to Section 16 of the Exchange Act

Special rules may apply to individuals subject to Section 16 of the Exchange Act. In particular, unless a special election is made pursuant to the Internal Revenue Code, shares received through the exercise or settlement of an award may be treated as restricted as to transferability and subject to a substantial risk of forfeiture for a period of up to six months after the date of exercise. Accordingly, the amount of any ordinary income recognized and the amount of our income tax deduction will be determined as of the end of that period.

Section 409A of the Internal Revenue Code

The foregoing discussion of tax consequences of awards under the 2023 Plan assumes that the award discussed is either not considered a "deferred compensation arrangement" subject to Section 409A of the Code, or has been structured to comply with its requirements. If an award is considered a deferred compensation arrangement subject to Section 409A but fails to comply, in operation or form, with the requirements of Section 409A, the affected participant would generally be required to include in income when the award vests the amount deemed "deferred," would be required to pay an additional 20% income tax, and would be required to pay interest on the tax that would have been paid but for the deferral. The Committee intends to administer and interpret the 2023 Plan and all award agreements in a manner designed to satisfy the requirements of Section 409A of the Code and to avoid any adverse tax results thereunder to a holder of an award.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about our Common Stock that may be issued upon the exercise of options and rights under all of our existing equity compensation plans as of December 31, 2025.

	(a) Number of securities to be issued upon the exercise of outstanding options, warrants and rights	(b) Weighted–average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the security holders [(1) (2)]	368,130	$2.39	415,475
Equity compensation plans not approved by the security holders [(3)]	100,000	-	-
Total	468,130	$2.39	415,475

(1) Represents shares of our Common Stock issuable pursuant to the Data I/O Corporation 2023 Omnibus Incentive Compensation Incentive Plan, 2000 Stock Compensation Incentive Plan, and 1982 Employee Stock Purchase Plan.

(2) Stock Appreciation Rights Plan ("SAR") provides that directors, executive officers or holders of 10% or more of our Common Stock have an accompanying SAR with respect to each exercisable option. While the plan has been approved by the security holders, no amounts are included in columns (a), (b), or (c) relating to the SAR.

(3) Represents inducement grants to Charles DiBona of 100,000 RSU awards.

Future Grants

The number and types of awards that will be granted under the 2023 Plan in the future are not determinable, as the Compensation Committee will make these determinations in their sole discretion.

Market Value

The closing price of our Common Stock as reported by the NASDAQ Capital Market on May 19, 2026 was $3.10 per share.

The Board believes that the adoption of the 2026 Amendment will promote the interests of the Company and its stockholders and will help the Company continue to be able to attract, retain and reward persons important to our success.

All members of the Board and all of the Company's executive officers are eligible for awards under the 2023 Plan and thus have a personal interest in the approval of the 2026 Amendment.

Approval of the 2026 Amendment requires the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication or represented by proxy and entitled to vote on the matter at the Annual Meeting.

The Board recommends that you vote "FOR" approval of the 2026 Amendment to the Data I/O Corporation 2023 Omnibus Incentive Compensation Plan.

PROPOSAL 4: APPROVAL OF POTENTIAL SHARE ISSUANCE PURSUANT TO CONVERTIBLE SECURITIES AND ANY CHANGE OF CONTROL IN CONNECTION THEREWITH

We are seeking approval of the potential issuance of a number of shares of Common Stock to two institutional investors Lytton-Kambara Foundation and Alice W. Lytton Family LLC (the "Investors") in excess of 19.99% of our outstanding shares of Common Stock upon the conversion or exercise of securities that we agreed to issue pursuant to a Securities Purchase Agreement in a private placement at less than the "minimum price" under Nasdaq Listing Rule 5635.

Background

On May 14, 2026, we entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Investors for the sale and issuance to the Investors of securities consisting of the following: 869,840 shares of Common Stock, convertible debentures in the principal amount of $6,825,400.00 (the "Note") and warrants to purchase an aggregate of 1,080,000 shares of common stock (the "Warrant") for an aggregate purchase price of $9 million. The completion of the private placement is subject to customary closing conditions, including regulatory approval.

Terms of the Note: The five-year Note bears interest at a rate of 4.0% per annum, payable at semiannually on November 1 and May 1, beginning on the first such date after the original issue date of the note, on each conversion date (as to that principal amount then being converted), and on the maturity date. The interest is paid in cash, or at the Company's option and under certain circumstances, in Preferred Stock. The Investors may convert the Note into Shares of Preferred Stock at the conversion price. The conversion price is $1,000 per share of Preferred Stock. Upon an event of default, the default interest rate increases to 18% per annum. If shareholders approve this proposal, the Note will automatically convert into Preferred Stock.

Terms of the Series B Convertible Preferred Stock: The Preferred Stock is non-voting, except as required by law. The Preferred Stock accrues dividends at the rate per annum of 4% of the Stated Value of such share, plus the amount of previously accrued dividends, compounded annually, shall accrue on each share then outstanding (the "Accruing Dividends"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative. The Stated Value is $1,000 per share. Each share of Preferred Stock shall be convertible into that number of shares of Common Stock (subject to the limitations set forth in the Certificate of Designation relating to limitations on beneficial ownership and the Investor Issuance Cap) determined by dividing the Stated Value plus any Accruing Dividends of such share of Preferred Stock by the Conversion Price. The initial conversion price is $2.50 per share of common stock and it subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock. If the principal amount of the Note was converted into Preferred Stock, the Stated Value of the Preferred Stock, without regard to Accruing Dividends of, would be convertible into approximately 2.73 million shares of common stock (subject to the limitations set forth in the Certificate of Designation relating to limitations on beneficial ownership and the Investor Issuance Cap).

Terms of the Warrants: The Warrants are exercisable for an aggregate of 1,080,000 shares of common stock at $3.00 per share for a period of five years. The exercise price is subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock.

The Note, the Preferred Stock and the Warrants are referred to as the "Convertible Securities". The Convertible Securities may not be converted or exercised into shares of Common Stock to the extent (i) such conversion or issuance would result in the investor having beneficial ownership of more than 9.99% of then outstanding shares of Common Stock or (ii) absent stockholder approval, the aggregate number of shares issued would exceed 1,869,470 shares of Common Stock (collectively, the "the Investors Issuance Cap").

Absent approval of this Proposal 4, the total cumulative number of shares of Common Stock that can be issued to the Investors under the Convertible Securities may not exceed the Investors Issuance Cap. We have agreed to seek stockholder approval of the issuance of shares of Common Stock upon conversion or exercise of the Convertible Securities in excess of the Investors Issuance Cap at this Annual Meeting. If this Proposal 4 is not approved by our stockholders at the Annual Meeting, any remaining outstanding balance of the Note after reaching the Investors Issuance Cap must be repaid in cash and the Preferred Stock and Warrants would be unable to be converted or exercised after reaching the Investors Issuance Cap.

Reasons for Seeking Stockholder Approval

Under Nasdaq Listing Rule 5635(d), stockholder approval is required prior to the issuance of securities in connection with a transaction (or a series of related transactions) other than a public offering involving the sale, issuance or potential issuance of Common Stock (or securities convertible into or exercisable for Common Stock) equal to 20% or more of the shares of Common Stock or 20% or more of the voting power outstanding before the issuance at a price that is less than the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the Common Stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement (the "the Investors Minimum Price"). On May 13, 2026, the date immediately preceding the execution of the Securities Purchase Agreement, the closing price of the Common Stock was $2.77 and the average closing price of the Common Stock for the five trading days immediately preceding May 14, 2026 was $2.838. Although the initial conversion price for the Note exceeds the Investors Minimum Price, as described above, the conversion price may be subject to appropriate adjustment in the event of any stock

dividend, stock split, combination or other similar recapitalization with respect to the Common Stock, resulting in the issuance of Common Stock of 20% of our outstanding shares of Common Stock at less than the Investors Minimum Price.

Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of a company. This rule does not specifically define when a change in control of a company may be deemed to occur for this purpose; however, Nasdaq suggests in its guidance that a change of control would occur, subject to certain limited exceptions, if after a transaction an investor (or a group of investors) would hold 20% or more of a company's then-outstanding capital stock.

Until this Proposal 4 is approved by stockholders, the Investors may only convert its Note, convert the Preferred Stock or exercise the Warrants up to the Investors Issuance Cap, representing 19.99% of the outstanding shares of Common Stock immediately prior to May 14, 2026, the date of the execution of the Securities Purchase Agreement. Stockholder approval of this Proposal 4 will constitute stockholder approval for purposes of Nasdaq Listing Rules 5635(d) and 5635(b).

Our Board has determined that it would be advisable and in the best interest of the Company and our stockholders to enable the Investors convert or exercise the Convertible Securities into Common Stock rather than require the Note to be repaid in cash.

Therefore, we are seeking stockholder approval under this Proposal 4 to issue shares of Common Stock in excess of the Investors Issuance Cap, if necessary, to the Investors under the terms of the Note. The failure of our stockholders to approve this Proposal 4 will prevent us from selling, at less than the Minimum Price, shares of Common Stock to the Investors in excess of the Investors Issuance Cap. As of the close of business on May 19, 2026, the price of the Common Stock was $3.10 per share.

Effect on Current Stockholders

Upon stockholder approval of this Proposal 4, the issuance of shares of Common Stock upon conversion of the Note or Preferred Stock or upon exercise of the Warrants will not be subject to the Investors Issuance Cap and such issuance of shares would dilute, and thereby reduce, each existing stockholder's proportionate ownership in the Common Stock.

Our stockholders do not have preemptive rights to subscribe to additional shares that may be issued by us upon conversion of the Note in order to maintain their proportionate ownership of Common Stock. Such issuances could also dilute the voting power of a person seeking control of the Company, thereby deterring or rendering more difficult a merger, tender offer, proxy contest or an extraordinary corporate transaction opposed by the Company.

Consequences of Non-Approval

If this Proposal 4 is not approved by our stockholders at the Annual Meeting, after reaching the Investors Issuance any remaining outstanding balance of the Note must be repaid in cash in accordance with the terms of the Note, and the Warrant and Preferred Stock may not be exercised or converted. In such event, we may not have the resources to satisfy the Note at maturity or our satisfaction of the Note may materially impair our working capital. The inability to discharge such indebtedness may also materially adversely affect our ability to raise capital from third parties on attractive terms, if at all.

The Board recommends that you vote "FOR" approval of the potential issuance of 20% or more of our outstanding common stock at less than the Nasdaq Minimum Price and any change of control that may be deemed to occur in connection with such issuance.

PROPOSAL 5: SAY ON PAY - ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act, the Board of Directors requests that the shareholders approve, on an advisory basis, the compensation paid to Data I/O's Named Executive Officers, as described in "Executive Compensation", pursuant to the following Advisory Resolution:

"RESOLVED, that Data I/O's shareholders approve, on an advisory basis, the compensation of Data I/O's named executive officers, as disclosed in Data I/O's Proxy Statement for the 2026 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the 2025 Summary Compensation Table and the other related tables and disclosure."

Our executive compensation program contains elements of cash, incentive and equity-based compensation and is designed to align the interests of our executives with those of our shareholders. The "Executive Compensation" section of this Proxy Statement describes in detail our executive compensation programs.

The Board has implemented an executive compensation program that is intended to reward financial performance based on goals established by the Board. The Board fosters a performance-oriented culture by linking a significant portion of each executive officer's compensation to overall Company financial performance (as measured in 2024 by EBITDA targets and Revenue Growth targets) which the Company believes are the critical metrics for Data I/O and its shareholders. We believe that equity awards (options, RSUs, and PSUs) align the interests of our executives with those of our long-term shareholders by encouraging long-term performance and incentivizing our executives to increase long-term shareholder value. Equity awards represent a key component, and are a significant portion, of our executive compensation.

The Board has designed Data I/O's executive compensation program to attract, motivate, reward and retain our executive officers to achieve Data I/O's corporate objectives and increase shareholder value.

The Say on Pay vote is advisory and not binding on Data I/O or the Board of Directors; however, the Board will consider the outcome of the vote when making future compensation decisions for our executive officers.

The Board recommends a vote "FOR" the Advisory Resolution (Say on Pay) approving the compensation of the Company's named executive officers as described in this Proxy Statement.

The Company will report the voting results in a current report on Form 8-K that will be filed after the Annual Shareholders Meeting.

OTHER BUSINESS

As of the date of this Proxy Statement, Data I/O is not aware of any other business to be acted upon at the Annual Meeting. If any other business calling for a vote of the shareholders is properly presented at the meeting, the holders of the proxies will vote or refrain from voting in accordance with their best judgment.

SHAREHOLDER NOMINATIONS AND PROPOSALS FOR THE 2026 AND 2027 ANNUAL MEETING OF SHAREHOLDERS

Data I/O's Bylaws provide that advance notice of nominations for the election of directors at a meeting of shareholders must be delivered to or mailed and received by Data I/O at its principal offices on or before February 13, 2026, in the case of the 2026 Annual Meeting of Shareholders, and in the case of a special meeting of shareholders to elect directors, the close of business on the 10th day following the date on which notice of such meeting is first given to shareholders. Data I/O's Bylaws also provide that advance notice of business to be brought before the 2026 Annual Meeting of Shareholders by a shareholder must be submitted in writing and delivered to, or mailed and received by, Data I/O on or before December 5, 2025.

Each notice of a nomination or proposal of business must contain, among other things: (i) the name and address of the shareholder who intends to make the nomination or proposal; (ii) a representation that the shareholder is a holder of record of stock of Data I/O entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or to vote at the meeting for the proposal; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder and any material interest of such shareholder in any proposal to be submitted to the meeting; (iv) such other information regarding each nominee or proposal as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and (v) with respect to the nominations, the consent of each nominee to serve as a director of Data I/O if elected.

A copy of the full text of the provisions of Data I/O's Bylaws dealing with shareholder director nominations and proposals is available to shareholders from the Secretary of Data I/O upon written request. The Bylaws may also be accessed online, as a Form 10-K exhibit as referenced in our Annual Report on Form 10-K. SEC rules establish a deadline for submission of shareholder nominations and proposals that are not intended to be included in Data I/O's proxy statement with respect to discretionary voting (the "Discretionary Vote Deadline"). The Discretionary Vote Deadline for the 2026 Annual Meeting was February 13, 2026. If a shareholder gives notice of such a nomination or proposal after the Discretionary Vote Deadline, Data I/O's proxy holders will be allowed to use their discretionary voting authority to vote against the shareholder nomination or proposal when and if the proposal is raised at the 2026 Annual Meeting.

Eligible shareholders who intend to have a nomination or proposal considered for inclusion in Data I/O's proxy materials for presentation at the 2027 Annual Meeting must submit the proposal to Data I/O at its principal offices no later than January 29, 2027. Shareholders who intend to present a nomination or proposal at the 2027 Annual Meeting without inclusion of such nomination or proposal in Data I/O's proxy materials are required to provide notice of such nomination or proposal to Data I/O no later than April 9, 2027, as further directed above.

To qualify as an "eligible" shareholder, a shareholder must have been a record or beneficial owner of at least one percent (1%) of Data I/O's outstanding Common Stock, or shares of Common Stock having a market value of at least $2,000, for a period of at least one (1) year prior to submitting the proposal, and the shareholder must continue to hold the shares through the date on which the meeting is held.

Data I/O reserves the right to reject, rule out of order, or take appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements, but only after Data I/O has notified the shareholder(s) who have submitted the nomination or proposal of the problem and such shareholder(s) have failed to correct it. This obligation to notify the appropriate shareholder(s) does not apply to the failure to submit such nomination or proposal prior to the deadlines discussed above.

STOCKHOLDERS SHARING THE SAME ADDRESS

To reduce the expenses of delivering duplicate materials, we are taking advantage of the SEC's "householding" rules which permit us to deliver only one set of proxy materials (or one Notice of Internet Availability of Proxy Materials) to shareholders who share an address unless otherwise requested. If you share an address with another shareholder and have received only one set of these materials, you may request a separate copy at no cost to you by contacting Investor Relations by email at investorrelations@dataio.com, by phone at (425) 881-6444, by fax at (425) 881-2917, or by writing to Data I/O Investor Relations, attention Corporate Secretary (Charles DiBona), 6645 185th Avenue NE, Suite 100, Redmond WA 98052. For future annual meetings, you may request separate materials, or request that we send only one set of materials to you if you are receiving multiple copies, by contacting Investor Relations as noted above.

SOLICITATION OF PROXIES

The proxy accompanying this Proxy Statement is solicited by the Board of Directors on behalf of the Company. Proxies may be solicited by officers, directors and regular supervisory and executive employees of Data I/O, none of whom will receive any additional compensation for their services. In addition, Data I/O may engage an outside proxy solicitation firm to render proxy solicitation services and, if so, will pay a fee for such services. Solicitations of proxies may be made personally, or by mail, telephone, telegraph or messenger. Data I/O will pay persons holding shares of Common Stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks and other fiduciaries, for the expense of forwarding soliciting materials to their principals. All such costs of solicitation of proxies will be paid by Data I/O.

Copies of our annual report on Form 10-K for the year ended December 31, 2025, are being mailed with this Proxy Statement to each shareholder of record. If you did not receive a copy of our annual report Form 10-K, you may obtain a copy (without exhibits) without charge by writing c/o Secretary, 6645 185th Avenue NE, Suite 100, Redmond, WA 98052 or by calling (425) 881-6444. Copies of the exhibits to our annual report on Form 10-K are available for a nominal fee or may be viewed at https://www.dataio.com/Company/Investor-Relations/Annual-Meeting.aspx or www.sec.gov in the EDGAR filing of our report.

By Order of the Board of Directors



William Wentworth
President and Chief Executive Officer

Redmond, Washington
May 29, 2026

ATTACHMENT A

DATA I/O CORPORATION
2023 OMNIBUS INCENTIVE COMPENSATION PLAN

[attached]

DATA I/O CORPORATION
2023 OMNIBUS INCENTIVE COMPENSATION PLAN

Section 1. Purpose

The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to compensate such persons through various stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company's shareholders.

Section 2. Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a) *"Affiliate"* shall mean any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company.

(b) *"Award"* shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Stock Unit, Dividend Equivalent or Other Stock-Based Award granted under the Plan.

(c) *"Award Agreement"* shall mean any written agreement, contract or other instrument or document evidencing an Award granted under the Plan (including a document in an electronic medium) executed in accordance with the requirements of Section 9(b).

(d) *"Board"* shall mean the Board of Directors of the Company.

(e) *"Change in Control"* means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company's securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (C) solely because the level of Ownership held by any Exchange Act Person (the *"Subject Person"*) exceeds the designated percentage threshold of the

outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction; or

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition.

Notwithstanding the foregoing definition or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; *provided, however*, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the definition set forth herein will apply, and (C) if at any time the Company's Articles of Incorporation provides definitions of various analogous transactions that would be deemed a liquidation event for the Company, then such definition will apply as if it were the definition set forth herein except as is otherwise expressly provided in an individual written agreement between the Company or any Affiliate and the Participant.

(f) *"Code"* shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(g) *"Committee"* shall mean the Compensation Committee of the Board or such other committee designated by the Board to administer the Plan. The Committee shall be comprised of not less than such number of Directors as shall be required to permit Awards granted under the Plan to qualify under Rule 16b-3, and each member of the Committee shall be an "independent director" as defined by the rules of the NASDAQ Stock Market and a "non-employee director" within the meaning of Rule 16b-3.

(h) *"Company"* shall mean Data I/O Corporation, a Washington corporation and any successor corporation.

(i) *"Director"* shall mean a member of the Board.

(j) *"Dividend Equivalent"* shall mean any right granted under Section 6(d) of the Plan.

(k) *"Disability"* means a medically determinable mental or physical impairment or condition of the Participant which is expected to result in death or which has lasted or is expected to last for a continuous period of twelve (12) months or more and which causes the Participant to be unable, in the opinion of the Plan Administrator on the basis of evidence acceptable to it, to perform his or her duties for Data I/O and, in the case of a determination of Disability for purposes of determining the exercise period for an Incentive Stock Option, to be engaged in any substantial gainful activity.

(l) *"Eligible Person"* shall mean any employee, officer, non-employee Director, consultant, independent contractor or advisor providing services to the Company or any Affiliate, or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended. An Eligible Person must be a natural person, and may only be granted an Award in connection with the provision of services not related to capital raising or promoting or maintaining a market for the Shares.

(m) *"Exchange Act"* shall mean the Securities Exchange Act of 1934, as amended.

(n) *"Exchange Act Person"* means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the

Company representing more than 50% of the combined voting power of the Company's then outstanding securities.

(o) *"Fair Market Value"* with respect to one Share as of any date shall mean (a) if the Share is listed on any established stock exchange, the average of the high and low prices of one Share during the regular trading session of such market or exchange on such date, or, if no sale of Shares shall have occurred on such date, on the next preceding date on which there was a sale of Shares; (b) if the Shares are not so listed on any established stock exchange, the average of the closing "bid" and "asked" prices quoted on the over the counter market or any comparable reporting service on such date or, if there are no quoted "bid" and "asked" prices on such date, on the next preceding date for which there are such quotes for a Share; or (c) if the Shares are not publicly traded as of such date, the per share value of one Share, as determined by the Board, or any duly authorized Committee of the Board, in its sole discretion, by applying principles of valuation with respect thereto.

(p) *"Incentive Stock Option"* shall mean an option granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(q) *"Non-Qualified Stock Option"* shall mean an option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(r) *"Option"* shall mean an Incentive Stock Option or a Non-Qualified Stock Option to purchase shares of the Company.

(s) *"Other Stock-Based Award"* shall mean any right granted under Section 6(e) of the Plan.

(t) *"Own," "Owned," "Owner," "Ownership"* means a person or Entity is deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(u) *"Participant"* shall mean an Eligible Person designated to be granted an Award under the Plan.

(v) *"Performance Stock Unit"* means a performance stock unit granted in accordance with Section 6(c) of the Plan, evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) on the terms and conditions set out in the Plan or applicable PSU Award Agreement, at some future date upon satisfaction of specified performance conditions.

(w) *"Person"* shall mean any individual or entity, including a corporation, partnership, limited liability company, association, joint venture or trust.

(x) *"Plan"* shall mean the 2023 Data I/O Corporation Omnibus Incentive Compensation Plan, as amended from time to time.

(y) *"Prior Stock Plan"* shall mean the Data I/O Corporation 2000 Stock Compensation Incentive Plan, as amended from time to time.

(z) *"Restricted Stock"* shall mean any Share granted under Section 6(c) of the Plan.

(aa) *"Restricted Stock Unit"* shall mean a restricted stock unit granted under Section 6(c) of the Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share), on the terms and conditions set out in the Plan or applicable RSU Award Agreement, at some future date.

(bb) *"Rule 16b-3"* shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or any successor rule or regulation.

(cc) *"Section 409A"* shall mean Section 409A of the Code, or any successor provision, and applicable Treasury Regulations and other applicable guidance thereunder.

(dd) *"Securities Act"* shall mean the Securities Act of 1933, as amended.

(ee) *"Share"* or *"Shares"* shall mean common shares in the capital of the Company (or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(c) of the Plan).

(ff) *"Specified Employee"* shall mean a specified employee as defined in Section 409A(a)(2)(B) of the Code or applicable proposed or final regulations under Section 409A, determined in accordance with procedures established by the Company and applied uniformly with respect to all plans maintained by the Company that are subject to Section 409A.

(gg) *"Stock Appreciation Right"* shall mean any right granted under Section 6(b) of the Plan.

Section 3. Administration

(a) The Plan shall be administered by the Committee. Subject to the express provisions of the Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement, including any terms relating to the forfeiture of any Award and the forfeiture, recapture or disgorgement of any cash, Shares or other amounts payable with respect to any Award; (v) amend the terms and conditions of any Award or Award Agreement, subject to the limitations under Section 7;

(vi) accelerate the exercisability of any Award or the lapse of any restrictions relating to any Award, subject to the limitations in Section 7, (vii) determine whether, to what extent and under what circumstances Awards may be exercised in cash, Shares, other securities, other Awards or other property (excluding promissory notes), or canceled, forfeited or suspended, subject to the limitations in Section 7; (viii) determine whether, to what extent and under what circumstances amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or the Committee, subject to the requirements of Section 409A; (ix) interpret and administer the Plan and any instrument or agreement, including an Award Agreement, relating to the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan; and (xii) adopt such modifications, rules, procedures and subplans as may be necessary or desirable to comply with provisions of the laws of non-U.S. jurisdictions in which the Company or an Affiliate may operate, including, without limitation, establishing any special rules for Affiliates, Eligible Persons or Participants located in any particular country, in order to meet the objectives of the Plan and to ensure the viability of the intended benefits of Awards granted to Participants located in such non-United States jurisdictions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Company or any Affiliate.

(b) The Committee may delegate to one or more officers or Directors of the Company or committees thereof, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion, the authority to grant Awards, *provided, however*, that the Committee shall not delegate such authority (i) with regard to grants of Awards to be made to officers of the Company or any Affiliate who are subject to Section 16 of the Exchange Act or (ii) in such a manner as would cause the Plan not to comply with the requirements of applicable exchange rules or applicable corporate law.

(c) Power and Authority of the Board. Notwithstanding anything to the contrary contained herein, (i) the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan, unless the exercise of such powers and duties by the Board would cause the Plan not to comply with the requirements of Rule 16b-3; and (ii) only the Committee (or another committee of the Board comprised of directors who qualify as independent directors within the meaning of the independence rules of any applicable securities exchange where the Shares are then listed) may grant Awards to Directors who are not also employees of the Company or an Affiliate.

(d) Indemnification. To the full extent permitted by law or stock exchange rules and requirements, (i) no member of the Board, the Committee or any person to whom the Committee delegates authority under the Plan shall be liable for any action or determination

taken or made in good faith with respect to the Plan or any Award made under the Plan, and (ii) the members of the Board, the Committee and each person to whom the Committee delegates authority under the Plan shall be entitled to indemnification by the Company with regard to such actions and determinations. The provisions of this paragraph shall be in addition to such other rights of indemnification as a member of the Board, the Committee or any other person may have by virtue of such person's position with the Company.

Section 4. Shares Available for Awards

(a) Shares Available. Subject to adjustment as provided in Section 4(c) of the Plan, the aggregate number of Shares that may be issued under all Awards under the Plan shall equal:

(i) 2,500,000 Shares, plus

(ii) any unused Shares available for awards under the Prior Stock Plan as of May 18, 2023, including any additional shares approved by shareholders on such date.

(iii) any Shares subject to any outstanding award under the Prior Stock Plan that, after May 18, 2023, are not purchased or are forfeited, paid in cash or reacquired by the Company (subject to the limitations in Section 4(b) below), or otherwise not delivered to the Participant due to termination or cancellation of such award.

On and after shareholder approval of this Plan, no awards shall be granted under the Prior Stock Plan, but all outstanding awards previously granted under the Prior Stock Plan shall remain outstanding and subject to the terms of the Prior Stock Plan.

The aggregate number of Shares that may be issued under all Awards under the Plan shall be reduced by Shares subject to Awards issued under the Plan in accordance with the Share counting rules described in Section 4(b) below. When determining the Shares added to and subtracted from the aggregate reserve under paragraphs (ii) and (iii) above, the number of Shares added or subtracted shall be also determined in accordance with the Share counting rules described in Section 4(b) below (including, for avoidance of doubt, the Share recycling rules).

(b) Counting Shares. For purposes of this Section 4, except as set forth in this Section 4(b) below, if an Award entitles the holder thereof to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan.

(i) Shares Added Back to Reserve. Subject to the limitations in (ii) below, if any Shares covered by an Award or to which an Award relates are not purchased or are forfeited or are reacquired by the Company, or if an Award otherwise terminates or is cancelled without delivery of any Shares, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award, to the extent of any such forfeiture, reacquisition by the Company, termination or cancellation, shall again be available for granting Awards under the Plan.

(ii) Shares Not Added Back to Reserve. Notwithstanding anything to the contrary in (i) above, the following Shares will not again become available for issuance under the Plan: (A) any Shares which would have been issued upon any exercise of an Option but for the fact that the exercise price was paid by a "net exercise" or any Shares tendered in payment of the exercise price of an Option; (B) any Shares withheld by the Company or Shares tendered to satisfy any tax withholding obligation with respect to an Award; (C) Shares covered by a stock-settled Stock Appreciation Right issued under the Plan that are not issued in connection with settlement in Shares upon exercise; or (D) Shares that are repurchased by the Company using Option exercise proceeds.

(iii) Cash-Only Awards. Awards that do not entitle the holder thereof to receive or purchase Shares shall not be counted against the aggregate number of Shares available for Awards under the Plan.

(iv) Substitute Awards Relating to Acquired Entities. Shares issued under Awards granted in substitution for awards previously granted by an entity that is acquired by or merged with the Company or an Affiliate shall not be counted against the aggregate number of Shares available for Awards under the Plan.

(c) Adjustments. In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price with respect to any Award and (iv) the limitations contained in

Section 4(d)(i) below; *provided, however*, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number. Such adjustment shall be made by the Committee or the Board, whose determination in that respect shall be final, binding and conclusive.

(d) Award Limitations Under the Plan. The limitation contained in this Section 4(d) shall apply only with respect to any Award or Awards granted under this Plan, and limitations on awards granted under any other shareholder-approved incentive plan maintained by the Company will be governed solely by the terms of such other plan.

(i) Individual Annual Limitation on Eligible Persons Other Than Non-Employee Directors. No Eligible Person who is an employee, officer, consultant, independent contractor or advisor may be granted any Award or Awards for more than 200,000 Shares (subject to adjustment as provided for in Section 4(c) of the Plan), in the aggregate in any calendar year, provided that the Company may make additional one-time grants to newly hired Participants of up to 100,000 Shares per such Participant.

(ii) Limitation for Awards Granted to Non-Employee Directors. No Director who is not also an employee of the Company or an Affiliate may be granted any Award or Awards for more than 100,000 Shares (subject to adjustment as provided for in Section 4(c) of the Plan), in the aggregate in any calendar year. The foregoing limit shall not apply to any Award made pursuant to any election by the Director to receive an Award in lieu of all or a portion of annual and committee retainers and annual meeting fees.

Section 5. Eligibility

Any Eligible Person shall be eligible to be designated as a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company or such other factors as the Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, an Incentive Stock Option may only be granted to full-time or part-time employees (which term as used herein includes, without limitation, officers and Directors who are also employees), and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code or any successor provision.

Section 6. Awards

(a) Options. The Committee is hereby authorized to grant Options to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Committee and shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant of such Option; *provided, however,* that the Committee may designate a purchase price below Fair Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate.

(ii) Option Term. The term of each Option shall be established by the Committee at the time of grant (but shall not be longer than 10 years from the date of grant) or, if not so established, shall be six (6) years from the date of grant of the Option.

(iii) Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised within the Option term, either in whole or in part, and the method of exercise, except that any exercise price tendered shall be in either cash, Shares having a Fair Market Value on the exercise date equal to the applicable exercise price or a combination thereof, as determined by the Committee.

(A) Promissory Notes. For avoidance of doubt, the Committee may not accept a promissory note as consideration.

(B) Net Exercises. The terms of any Option may be written to permit the Option to be exercised by delivering to the Participant a number of Shares having an aggregate Fair Market Value (determined as of the date of exercise) equal to the excess, if any, of the Fair Market Value of the Shares underlying the Option being exercised, on the date of exercise, over the exercise price of the Option for such Shares.

(iv) Incentive Stock Options. Notwithstanding anything in the Plan to the contrary, the following additional provisions shall apply to the grant of stock options which are intended to qualify as Incentive Stock Options:

(A) The aggregate number of Shares that may be issued under all Incentive Stock Options under the Plan shall be 2,500,000 Shares.

(B) To the extent that the aggregate Fair Market Value (determined at the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing

Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Non-Qualified Stock Options, notwithstanding any contrary provision of the applicable Award Agreement(s).

(C) All Incentive Stock Options must be granted within ten years from the earlier of the date on which this Plan was adopted by the Board or the date this Plan was approved by the shareholders of the Company.

(D) Unless sooner exercised, all Incentive Stock Options shall expire and no longer be exercisable no later than 10 years after the date of grant; *provided, however*, that in the case of a grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its Affiliates, such Incentive Stock Option shall expire and no longer be exercisable no later than five years from the date of grant.

(E) The purchase price per Share for an Incentive Stock Option shall be not less than 100% of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option; *provided, however*, that, in the case of the grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its Affiliates, the purchase price per Share purchasable under an Incentive Stock Option shall be not less than 110% of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option.

(F) Any Incentive Stock Option authorized under the Plan shall contain such other provisions as the Committee shall deem advisable, but shall in all events be consistent with and contain all provisions required in order to qualify the Option as an Incentive Stock Option.

(b) Stock Appreciation Rights. The Committee is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms of the Plan and any applicable Award Agreement. A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the Stock Appreciation Right as specified by the Committee, which price shall not be less than 100% of the Fair Market Value of

one Share on the date of grant of the Stock Appreciation Right; *provided, however,* that the Committee may designate a grant price below Fair Market Value on the date of grant if the Stock Appreciation Right is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Company or an Affiliate. Subject to the terms of the Plan and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee (except that the term of each Stock Appreciation Right shall be subject to the same limitations in Section 6(a)(ii) applicable to Options). The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

(c) Restricted Stock, Restricted Stock Units and Performance Stock Units. The Committee is hereby authorized to grant an Award of Restricted Stock, Restricted Stock Units and Performance Stock Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) Restrictions. Shares of Restricted Stock, Restricted Stock Units and Performance Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate. For purposes of clarity and without limiting the Committee's general authority under Section 3(a), vesting of such Awards may, at the Committee's discretion, be conditioned upon the Participant's completion of a specified period of service with the Company or an Affiliate, or upon the achievement of one or more performance goals established by the Committee, or upon any combination of service-based and performance-based conditions (subject to the minimum requirements in Section 6). Notwithstanding the foregoing, rights to dividend or Dividend Equivalent payments shall be subject to the limitations described in(d).

(ii) Issuance and Delivery of Shares. Any Restricted Stock granted under the Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company or held in nominee name by the stock transfer agent or brokerage service selected by the Company to provide such services for the Plan. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the

restrictions applicable to such Restricted Stock. Shares representing Restricted Stock that are no longer subject to restrictions shall be delivered (including by updating the book-entry registration) to the Participant promptly after the applicable restrictions lapse or are waived. In the case of Restricted Stock Units and Performance Stock Units, no Shares shall be issued at the time such Awards are granted. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units and Performance Stock Units evidencing the right to receive Shares, such Shares shall be issued and delivered to the holder of the Restricted Stock Units or Performance Stock Units, as applicable.

(d) Dividend Equivalents. The Committee is hereby authorized to grant Dividend Equivalents to Eligible Persons under which the Participant shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine. Notwithstanding the foregoing, (i) the Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options, Stock Appreciation Rights or other Awards the value of which is based solely on an increase in the value of the Shares after the grant of such Award, and (ii) dividend and Dividend Equivalent amounts with respect to any Share underlying any other Award may be accrued but not paid to a Participant until all conditions or restrictions relating to such Share have been satisfied, waived or lapsed.

(e) Other Stock-Based Awards. The Committee is hereby authorized to grant to Eligible Persons such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as are deemed by the Committee to be consistent with the purpose of the Plan. The Committee shall determine the terms and conditions of such Awards, subject to the terms of the Plan and any applicable Award Agreement. No Award issued under this section shall contain a purchase right or option-like exercise feature.

(f) General.

(i) Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or required by applicable law.

(ii) Awards May Be Granted Separately or Together. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with or in substitution for any other Award or any award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any other plan of the Company or any

Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(iii) Limits on Transfer of Awards. No Award (other than fully vested and unrestricted Shares issued pursuant to any Award) and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate. The Committee shall have the discretion to permit the transfer of Awards; *provided, however*, that such transfers shall be in accordance with the rules of Form S-8 (*e.g.*, limited to immediate family members of Participants, trusts and partnerships established for the primary benefit of such family members or to charitable organizations); and *provided, further,* that such transfers shall not be made for consideration to the Participant. The Committee may also establish procedures as it deems appropriate for a Participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant's death.

(iv) Restrictions; Securities Exchange Listing. All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under the Plan, applicable federal or state securities laws and regulatory requirements, and the Committee may cause appropriate entries to be made with respect to, or legends to be placed on the certificates for, such Shares or other securities to reflect such restrictions. The Company shall not be required to deliver any Shares or other securities covered by an Award unless and until the requirements of any federal or state securities or other laws, rules or regulations (including the rules of any securities exchange) as may be determined by the Company to be applicable are satisfied.

(v) Prohibition on Option and Stock Appreciation Right Repricing. Except as provided in Section 4(c) hereof, the Committee may not, without prior approval of the Company's shareholders, seek to effect any re-pricing of any previously granted, "underwater" Option or Stock Appreciation Right by: (i) amending or modifying the terms of the Option or Stock Appreciation Right to lower the exercise price; (ii) canceling the underwater Option or Stock Appreciation Right and granting either (A) replacement Options or Stock Appreciation Rights having a lower exercise

price; or (B) Restricted Stock, Restricted Stock Units or Other Stock-Based Award in exchange; or (iii) cancelling or repurchasing the underwater Option or Stock Appreciation Right for cash or other securities. An Option or Stock Appreciation Right will be deemed to be "underwater" at any time when the Fair Market Value of the Shares covered by such Award is less than the exercise price of the Award.

(vi) Section 409A Provisions. Notwithstanding anything in the Plan or any Award Agreement to the contrary, to the extent that any amount or benefit that constitutes "deferred compensation" to a Participant under Section 409A and applicable guidance thereunder is otherwise payable or distributable to a Participant under the Plan or any Award Agreement solely by reason of the occurrence of a Change in Control or due to the Participant's disability or "separation from service" (as such term is defined under Section 409A), such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such Change in Control, disability or separation from service meet the definition of a change in control event, disability, or separation from service, as the case may be, in Section 409A(a)(2)(A) of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise. Any payment or distribution of such deferred compensation that otherwise would be made to a Participant who is a Specified Employee (as determined by the Committee in good faith) on account of separation from service may not be made before the date which is six months after the date of the Specified Employee's separation from service (or if earlier, upon the Specified Employee's death) unless the payment or distribution is exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise.

(vii) Minimum Vesting. Except as provided below, no Award shall be granted with terms providing for any right of exercise or lapse of any vesting obligations earlier than a date that is at least one (1) year following the date of grant (or, in the case of vesting based upon performance based objectives, exercise and vesting restrictions cannot lapse earlier than the one (1) year anniversary measured from the commencement of the period over which performance is evaluated); provided, however, that the Award Agreement by its terms may permit acceleration or waiver of the minimum restrictions upon a Change in Control or upon the Participant's separation from service due to death or Disability. Notwithstanding the foregoing, the following Awards that do not comply

with the one (1) year minimum exercise and vesting requirements may be issued:

(A) substitute Awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its subsidiaries;

(B) shares delivered in lieu of fully vested cash Awards or any cash incentive compensation earned by a Participant, provided that the performance period for such incentive compensation was at least one fiscal year;

(C) Awards issued to non-employee Directors that provide for a right of exercise or lapse of any vesting obligations no earlier than the next annual shareholder meeting date following the grant date, so long as the next annual shareholder meeting date is at least fifty (50) weeks after the immediately preceding annual meeting date; and

(D) any additional Awards the Committee may grant, up to a maximum of five percent (5%) of the aggregate number of Shares available for issuance under this Plan. For purposes of counting Shares against the five percent (5%) limitation, the Share counting rules under Section 4 of the Plan apply.

Nothing in this Section 6 shall limit the authority of the Committee to amend or modify any Award to accelerate the exercisability of any Award or the lapse of any restrictions relating to any Award except where expressly limited in Section 6(f)(viii).

(viii) Acceleration of Vesting or Exercisability. No Award Agreement shall accelerate the exercisability of any Award or the lapse of restrictions relating to any Award in connection with a Change in Control, unless such acceleration occurs upon the consummation of (or effective immediately prior to the consummation of, *provided that* the consummation subsequently occurs) such Change in Control.

Section 7. Amendment and Termination; Corrections

(a) Amendments to the Plan and Awards. The Board may from time to time amend, suspend or terminate this Plan, and the Committee may amend the terms of any previously granted Award, *provided that* no amendment to the terms of any previously granted Award may (except as expressly provided in the Plan) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant under this Plan without

the written consent of the Participant or holder thereof. Any amendment to this Plan, or to the terms of any Award previously granted, is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange, including receipt of any required approval from the governmental entity or stock exchange. For greater certainty and without limiting the foregoing, the Board may amend, suspend, terminate or discontinue the Plan, and the Committee may amend or alter any previously granted Award, as applicable, without obtaining the approval of shareholders of the Company in order to:

(i) amend the eligibility for, and limitations or conditions imposed upon, participation in the Plan;

(ii) amend any terms relating to the granting or exercise of Awards, including but not limited to terms relating to the amount and payment of the exercise price, or the vesting, expiry, assignment or adjustment of Awards, or otherwise waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively;

(iii) make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange (including amendments to Awards necessary or desirable to avoid any adverse tax results under Section 409A), and no action taken to comply shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof; or

(iv) amend any terms relating to the administration of the Plan, including the terms of any administrative guidelines or other rules related to the Plan.

For greater certainty, prior approval of the shareholders of the Company shall be required for any amendment to the Plan or an Award that would:

(i) require shareholder approval under the rules or regulations of the Securities and Exchange Commission, the NASDAQ Stock Market or any other securities exchange that are applicable to the Company;

(ii) increase the number of shares authorized under the Plan as specified in Section 4(a) of the Plan;

(iii) increase the share or value limitations contained in Section 4(d) of the Plan;

(iv) permit repricing of Options or Stock Appreciation Rights, which is currently prohibited by Section 6(f)(v) of the Plan;

(v) permit the award of Options or Stock Appreciation Rights at a price less than 100% of the Fair Market Value of a Share on the date of grant of

such Option or Stock Appreciation Right, contrary to the provisions of Section 6(a)(i) and Section 6(b) of the Plan; or

(vi) increase the maximum term permitted for Options and Stock Appreciation Rights as specified in Section 6(a) and Section 6(b).

(b) Corporate Transactions. In the event of any Change in Control, reorganization, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Committee or the Board may, in its sole discretion, provide for any of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, *provided that* the consummation of the event subsequently occurs), and no action taken under this Section 7(b) shall be deemed to impair or otherwise adversely alter the rights of any holder of an Award or beneficiary thereof:

(i) either (A) termination of the Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant's vested rights (and, for the avoidance of doubt, if, as of the date of the occurrence of the transaction or event described in this Section 7(b)(i)(A), the Committee or the Board determines in good faith that no amount would have been attained upon the exercise of the Award or realization of the Participant's rights, then the Award may be terminated by the Company without any payment) or (B) the replacement of the Award with other rights or property selected by the Committee or the Board, in its sole discretion;

(ii) that the Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) that, subject to Section 6(f)(viii), the Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the applicable Award Agreement; or

(iv) that the Award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of the event.

(c) Correction of Defects, Omissions and Inconsistencies. The Committee may, without prior approval of the shareholders of the Company, correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the

manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Plan.

Section 8. Income Tax Withholding

In order to comply with all applicable federal, state, local or foreign income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, state, local or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. Without limiting the foregoing, unless the Committee determines otherwise, the Company will withhold a portion of the Shares otherwise to be delivered upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes (subject to any applicable limitations to avoid adverse accounting treatment).

Section 9. General Provisions

(a) No Rights to Awards. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b) Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been signed by the Participant (if requested by the Company), or until such Award Agreement is delivered and accepted through an electronic medium in accordance with procedures established by the Company. An Award Agreement need not be signed by a representative of the Company unless required by the Committee. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee.

(c) Plan Provisions Control. In the event that any provision of an Award Agreement conflicts with or is inconsistent in any respect with the terms of the Plan as set forth herein or subsequently amended, the terms of the Plan shall control.

(d) No Rights of Shareholders. Except with respect to Shares issued under Awards (and subject to such conditions as the Committee may impose on such Awards pursuant to Section 6(c)(i) or Section 6(d)), neither a Participant nor the Participant's legal representative shall be, or have any of the rights and privileges of, a shareholder of the Company with respect to any Shares issuable upon the exercise or payment of any Award, in whole or in part, unless and until such Shares have been issued.

(e) No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or

additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

(f) No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant's employment at any time, with or without cause, in accordance with applicable law. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement. Nothing in this Plan shall confer on any person any legal or equitable right against the Company or any Affiliate, directly or indirectly, or give rise to any cause of action at law or in equity against the Company or an Affiliate. Under no circumstances shall any person ceasing to be an employee of the Company or any Affiliate be entitled to any compensation for any loss of any right or benefit under the Plan which such employee might otherwise have enjoyed but for termination of employment, whether such compensation is claimed by way of damages for wrongful or unfair dismissal, breach of contract or otherwise. By participating in the Plan, each Participant shall be deemed to have accepted all the conditions of the Plan and the terms and conditions of any rules and regulations adopted by the Committee and shall be fully bound thereby.

(g) Governing Law. The internal law, and not the law of conflicts, of the State of Washington shall govern all questions concerning the validity, construction and effect of the Plan or any Award, and any rules and regulations relating to the Plan or any Award.

(h) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

(i) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(j) Other Benefits. No compensation or benefit awarded to or realized by any Participant under the Plan shall be included for the purpose of computing such Participant's compensation or benefits under any pension, retirement, savings, profit sharing, group insurance, disability, severance, termination pay, welfare or other benefit plan of the Company, unless required by law or otherwise provided by such other plan.

(k) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

(l) Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

Section 10. Clawback or Recoupment

All Awards under this Plan shall be subject to recovery or other penalties pursuant to (i) any Company clawback policy, as may be adopted or amended from time to time, or (ii) any applicable law, rule or regulation or applicable stock exchange rule, including, without limitation, Section 304 of the Sarbanes-Oxley Act of 2002, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any applicable stock exchange listing rule adopted pursuant thereto.

Section 11. Effective Date of the Plan

The Plan was adopted by the Board on March 10, 2023. The Plan was approved by the shareholders of the Company at the annual meeting of shareholders of the Company held on May 18, 2023, and the Plan is effective as of the date of such shareholder approval. On and after shareholder approval of this Plan, no awards shall be granted under the Prior Stock Plan, but all outstanding awards previously granted under the Prior Stock Plan shall remain outstanding and subject to the terms of the Prior Stock Plan.

Section 12. Term of the Plan

No Award shall be granted under the Plan, and the Plan shall terminate, on the tenth anniversary of the date the Plan was adopted by the Board or any earlier date of discontinuation or termination established pursuant to Section 7(a) of the Plan. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such dates, and the authority of the Committee provided for hereunder with respect to the Plan and any Awards, and the authority of the Board to amend the Plan, shall extend beyond the termination of the Plan.

As amended by the Shareholders of the Company, July __, 2026

Board of Directors:

William Wentworth (2023)
President and CEO

Edward J. Smith (2022)
Chairman
SMTC Corporation
(Electronics Manufacturing)

Douglas W. Brown (2011)*
Formerly Executive Chairman
All Star Directories, Inc.
(Web Services Software)

**Will not stand for reelection at the 2026 Annual Meeting of Shareholders*

Sally A. Washlow (2020)
Chief Executive Officer
Orion Energy Systems, Inc.
(Commercial Lighting Systems)

Garrett Larson (2025)
Senior Equity Analyst
Kanen Wealth Management, LLC
(Investment Services)

Steven Waszak (2025)
Chief Financial Officer
SMTC Corporation
(Electronics Manufacturing)

The calendar year in ( ) indicates when the individuals became directors of Data I/O.

Corporate Officers:

William Wentworth
President and
Chief Executive Officer

Charles J. DiBona
Vice President,
Chief Financial Officer,
Secretary and Treasurer

Corporate Offices:

Data I/O Corporation
6645 185th Avenue NE
Suite 100
Redmond, WA 98052

Sales and Service Offices:

China
Data I/O Electronics (Shanghai) Co. Ltd
6F, Building 3, JuXin Park
188 Ping Fu Road
Shanghai, China PRC 200231

Germany
Data I/O GmbH
Am Haag 10
82166 Graefelfing
Germany

Legal Counsel:

Dorsey & Whitney LLP
Columbia Center
701 5th Avenue, Suite 6100
Seattle, WA 98101

Auditors:

Grant Thornton LLP
500 108th Avenue NE, Suite 2500
Bellevue, WA, 98004

Investor Relations:

Shareholders of Data I/O Corporation who would like information about the Company are invited to contact:

Darrow Associates, Inc.
Jordan Darrow
(512) 551-9296
jdarrow@darrowir.com

Charles J. DiBona
Vice President & Chief Financial Officer
6645 185th Avenue NE, Suite 100
Redmond, WA 98052
(425) 881-6444
investorrelations@dataio.com

Form 10-K:

To obtain a copy of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, go to our website at https://www.dataio.com/investor-relations/sec-filings/
or contact Charles J. DiBona,
Vice President & Chief Financial Officer
6645 185th Avenue NE, Suite 100
Redmond, WA 98052

Shareholders Meeting:

The 2026 Annual Meeting of Shareholders will be held on Wednesday, July 8, 2026 at 10:00 a.m. Pacific Time at the Company's headquarters:

Data I/O Corporation
6645 185th Avenue NE, Suite 100
Redmond, Washington 98052

Shareholder Information:

Shareholders needing information relating to their shareholdings in Data I/O should contact the Company's Transfer Agent and Registrar at the mailing address, telephone number or web address below.

Transfer Agent and Registrar:

Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006
(888) 540-9882

Overnight correspondence
Computershare Investor Services
150 Royall Street - Suite 101
Canton, MA 02021

Shareholder website:
https://www-us.computershare.com/Investor/#Home

Shareholder online inquiries:
https://www-us.computershare.com/investor/Contact

Exchange Listing:

Stock Symbol: DAIO
NASDAQ

UNIFIED PROGRAMMING PLATFORM

One Platform. *Every Stage*.
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REDMOND, WA USA | GRÄFELFING, GERMANY | SHANGHAI, CHINA